      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 8, 1998
                                                      REGISTRATION NO. 333-51015

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1
                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                     TWEETER HOME ENTERTAINMENT GROUP, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

             DELAWARE                             5731                            04-3417513
   (STATE OR OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
        OF INCORPORATION)             CLASSIFICATION CODE NUMBER)             IDENTIFICATION NO.)

                            ------------------------

                                 40 HUDSON ROAD
                           CANTON, MASSACHUSETTS 02021
                                 (781) 830-3000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                    JOSEPH MCGUIRE, CHIEF FINANCIAL OFFICER
                     TWEETER HOME ENTERTAINMENT GROUP, INC.
                                 40 HUDSON ROAD
                          CANTON, MASSACHUSETTS 02021
                                 (781) 830-3000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                          COPIES OF COMMUNICATIONS TO:

                KITT SAWITSKY, ESQ.                             EDWIN L. MILLER, JR., ESQ.
               DANIEL R. AVERY, ESQ.                          TESTA, HURWITZ & THIBEAULT, LLP
              GOULSTON & STORRS, P.C.                                 125 HIGH STREET
                400 ATLANTIC AVENUE                             BOSTON, MASSACHUSETTS 02110
            BOSTON, MASSACHUSETTS 02110

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

                            ------------------------

                        CALCULATION OF REGISTRATION FEE

==============================================================================================================================
                                                           PROPOSED MAXIMUM          PROPOSED MAXIMUM           AMOUNT OF
    TITLE OF EACH CLASS OF           AMOUNT TO BE         OFFERING PRICE PER        AGGREGATE OFFERING        REGISTRATION
  SECURITIES TO BE REGISTERED       REGISTERED(1)              SHARE(2)                  PRICE(2)                FEE(3)
------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value       3,116,500 Shares             $17.00                 $52,980,500               $16,055
==============================================================================================================================


(1) Includes 406,500 shares that the Underwriters have the right to purchase from the Company to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.


(3) Previously paid by the Registrant upon its initial filing of this Registration Statement.


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                                           SUBJECT TO COMPLETION

                                                                    JUNE 8, 1998


                                2,710,000 SHARES

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

[TWEETER LOGO]                  [BRYN MAWR LOGO]               [HI FI BUYS LOGO]

                                  COMMON STOCK
                            ------------------------


     Of the 2,710,000 shares of Common Stock of Tweeter Home Entertainment Group, Inc. (the "Company") offered hereby, 2,200,000 shares are being offered by the Company and 510,000 shares are being offered by the Selling Stockholders (including 259,856 shares which are being sold upon exercise of warrants which the Underwriters are acquiring from certain Selling Stockholders). The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders." Upon completion of the Offering, the Company's current stockholders, including certain Selling Stockholders, will own approximately 55.4% of the Company's Common Stock and will continue to be able to influence significantly the affairs of the Company. See "Risk Factors -- Control by Existing Stockholders" and "Principal and Selling Stockholders." It is currently estimated that the initial public offering price will be between $15.00 and $17.00 per share. Application has been made for quotation of the Common Stock on the Nasdaq National Market under the symbol "TWTR."

                            ------------------------


        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.

                    SEE "RISK FACTORS" COMMENCING ON PAGE 8.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

====================================================================================================================
                                 PRICE            UNDERWRITING              PROCEEDS               PROCEEDS TO
                                  TO              DISCOUNTS AND                TO                    SELLING
                                PUBLIC           COMMISSIONS(1)            COMPANY (2)            STOCKHOLDERS
--------------------------------------------------------------------------------------------------------------------
Per Share.................         $                    $                       $                       $
--------------------------------------------------------------------------------------------------------------------
Total (3).................         $                    $                       $                       $
====================================================================================================================


(1) See "Underwriting" for information relating to indemnification of the Underwriters.

(2) Before deducting expenses payable by the Company estimated at $900,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 406,500 additional shares of Common Stock, solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."
                            ------------------------


     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices
of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about             ,
1998.


BT ALEX. BROWN
                         PAINEWEBBER INCORPORATED
                                               DAIN RAUSCHER WESSELS
                                                  A DIVISION OF DAIN RAUSCHER
                                                         INCORPORATED
                THE DATE OF THIS PROSPECTUS IS           , 1998.

                DESCRIPTION OF INSIDE FRONT COVER PAGE GRAPHICS:

     The graphics on the inside front cover page consist of one photograph headed by a solid field with inset text heading and three different logos, which solid field heading and photograph are located in the top of two thirds of the page.

     The photograph (without solid field heading) measures approximately 7.675 inch (width) by 5.25 inch (length). The solid field heading measures approximately 7.675 inch (width) by 1.875 inch (length) (based on an 8.5 inch by 11 inch page). The entire graphic is centered from side-to-side. The text in the solid field heading reads "Tweeter Home Entertainment Group." Below the text heading are the three logos from left to right as follows:


          1. "Tweeter, etc.;"



          2. "Bryn Mawr Stereo & Video;" and



          3. "HiFi Buys."


     The photograph is a store-deep perspective showing general store layout and product displays with a checkout counter in the foreground where three employees are assisting customers.

DESCRIPTION OF INSIDE FRONT COVER FOLDOUT INSERT GRAPHICS

     The graphics on the inside front cover foldout insert consist of eight photographs of various sizes which approximately measure from 1.75 inch (width) by 1.75 inch (length) up to 4 inch (width) by 2.75 inch (length) (based on an 11 inch by 17 inch page), overlapping three black, 0.25 inch-high horizontal lines with inset white text, equally vertically spaced, the first of which is approximately 2.25 inch from the top of the page.


     Beginning at the top third of the page, there are two photographs overlapping the first horizontal line, one showing the exterior of a Tweeter etc. store and one showing the showroom of the same. The text on the first horizontal line to which these two photographs relate reads "23 Tweeter Locations in New England."



     In the second third of the page there are two photographs overlapping the second horizontal line, one showing the exterior of a Bryn Mawr Stereo & Video store and one showing the showroom of the same. The text on the second horizontal line to which these two photographs relate reads "18 Bryn Mawr Stereo & Video Locations in the Mid-Atlantic."



     In the bottom third of the page there are two photographs overlapping the third horizontal line, one showing the exterior of a HiFi Buys store and one showing a car stereo showroom. The text on the third horizontal line to which these two photographs relate reads "10 HiFi Buys Locations in Greater Atlanta."



     Below the third horizontal line are two photographs, side-by-side, with
0.375 inch black borders, the left of which shows a large screen television, the right of which shows a home theater room in a Company store. Above these two photographs is the caption "Products on the Cutting Edge."



     The insert has text centered at the bottom of the left half of the insert reading "Automatic Price Protection(SM)."


                DESCRIPTION OF INSIDE BACK COVER PAGE GRAPHICS:

     The back cover page graphics consist of three geographic maps which measure approximately 3.125 inch (width) by 2.75 inch (length) (based on an 8.5 inch by 11 inch page) vertically aligned to the left side of the page, three logos with captions vertically aligned in the top-right quadrant of the page, and a fourth geographic map, unbordered, measures approximately 2.5 inch (width) by

3.875 inch (length) (based on an 8.5 inch by 11 inch page) in the bottom-right quadrant of the page.

     The three vertically aligned geographic maps on the left side of the page depict the regions of the U.S.A. in which the Company has stores. Gray dots mark store locations and states in which the Company stores are located are offset by white fill in each of the maps the following order from top to bottom:

          1. Connecticut, Massachusetts, New Hampshire and Rhode Island;

          2. Delaware, Maryland, New Jersey and Pennsylvania; and

          3. Georgia.

     The three logos vertically aligned in the top-right quadrant of the page read from top to bottom with captions centered below each (shown in parentheses below) as follows:


          1. "Tweeter, etc. (23 Locations);"



          2. "Bryn Mawr Stereo & Video (18 Locations);" and



          3. "HiFi Buys (10 Locations)."


     The unbordered geographic map in the bottom-right quadrant of the page is a composite of the other three geographic maps described above, depicting coastal states (plus West Virginia and Vermont) from Georgia to New Hampshire, Gray dots mark store locations and states in which Company stores are located are offset by white fill.

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."


     WHERE USED IN THIS REGISTRATION STATEMENT, REFERENCES TO "MID TO HIGH-END" PRODUCTS OR THE LIKE MEAN, WHEN REFERRING TO AUDIO PRODUCTS, PRODUCTS PRIMARILY IN THE $200 TO $4,000 RETAIL PRICE RANGE, AND WHEN REFERRING TO VIDEO PRODUCTS, PRODUCTS PRIMARILY IN THE $500 TO $5,000 RETAIL PRICE RANGE.


    "TWEETER ETC.," "TWEETER," "BRYN MAWR STEREO," "BRYN MAWR," "HIFI BUYS," "AUTOMATIC PRICE PROTECTION" AND "WISE BUYS" ARE SERVICE MARKS OF THE COMPANY. SEE "BUSINESS -- INTELLECTUAL PROPERTY."

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus.


                                  THE COMPANY


     The Company is a specialty retailer of mid to high-end audio and video consumer electronics products. The Company operates 51 stores under the Tweeter, Bryn Mawr and HiFi Buys names in the New England, Mid-Atlantic and Atlanta, Georgia markets, respectively. The Company's stores feature an extensive selection of home and car audio systems and components, portable audio equipment, and home video products, including large screen televisions, DVD players, digital satellite systems, video cassette recorders and camcorders. The Company differentiates itself by focusing on consumers who seek audio and video products with advanced features, functionality and performance, and does not offer personal computers or home office equipment. The Company seeks to build name recognition and customer loyalty by combining quality products and knowledgeable sales associates with a high level of service and competitive prices. The Company has been recognized as the "Consumer Electronics Retailer of the Year" in both 1996 and 1997 by Audio Video International Magazine and as the fastest growing consumer electronics retailer in the United States in 1997 by the TWICE Consumer Electronics Retail Registry.



     The Company's goal is to become the nation's leading specialty retailer of high quality audio and video products to its targeted customer base. To achieve this objective, the Company has implemented an operating model that includes (i) a deep merchandise selection focused on mid to high-end audio and video products, including limited distribution products which accounted for approximately 43% of sales for the six months ended March 31, 1998, (ii) exceptional customer service based upon relationship and knowledge-based selling that is critical to higher-end products, (iii) every day competitive pricing featuring the Company's patented Automatic Price Protection program and (iv) a dynamic and inviting retail environment.



     The Company believes that the quality and knowledge of its sales associates is critical to its success and represents a significant competitive advantage. Sales consultants initially receive six weeks of intensive classroom training and five to fifteen days of additional training per year, both in the store and at the Company's regional training centers. The Company's relationship selling model encourages sales associates to promote a comfortable, trusting, low pressure sales environment that engenders long term customer loyalty. An integral part of the Company's relationship selling model is its Automatic Price Protection program. This program is designed to remove pricing concerns from the purchase decision and allows customers and the sales staff to focus on product functionality, performance and quality. Under the Automatic Price Protection program, if a customer purchases a consumer electronics product from one of the Company's stores and a competitor within 25 miles of the store advertises a lower price within 30 days, the Company automatically sends a check to the customer for the difference without requiring the customer to request the payment. The Company believes that the success of its operating model is evidenced by the fact that approximately 40% of the customers who purchased from Tweeter stores in the six months ended March 31, 1998 had previously purchased products from the Company during the prior two fiscal years.


     The Company's store prototype is 10,000 square feet with brightly painted interiors, often in pastel colors, and many stores exhibit hand painted murals and other decorative artwork. Unlike many competitors whose stores contain large, open spaces, the Company's stores feature individual sound rooms with practical displays which allow customers to sample and compare the features and functions of products in various combinations. The sound rooms are intended to architecturally and acoustically resemble a home or car environment so the customer can hear and see how products will perform. Each store contains a traditional television wall, and many stores contain a movie theater room complete with theater-style seats to showcase home theater products. Some stores display a car on the selling floor which features a state-of-the-art car stereo system.


     The Company believes that the consumer electronics industry is large, growing and fragmented with significant consolidation opportunities. According to Company estimates, retail sales of audio and video products were expected to reach approximately $30 billion in 1997. The Company also estimates that between 1990 and 1997, the audio and video segments expanded at a compound annual growth rate of 2.3%. The Company believes that new technologies such as digital television present the possibility for accelerated growth. The expansion of large format national chains has created competitive pressures for smaller specialty stores that may be successfully differentiated but lack an adequate scale of operations or purchasing power to operate on a stand-alone basis. The Company believes that these regional specialty operators provide acquisition opportunities for the Company.



     The Company has developed an aggressive growth strategy (i) to open new stores in current regional markets and relocate certain stores to more favorable sites and (ii) to selectively pursue acquisitions in new regional markets and achieve operating improvements by converting the acquired company to its core operating model and leverage distribution, marketing and corporate infrastructure. The Company currently intends to open five stores in fiscal 1998, three of which have been opened as of March 31, 1998, and to relocate two other stores. In fiscal 1999, the Company intends to open 15 stores. The Company has demonstrated its acquisition and integration capability through its purchase of Bryn Mawr Radio & Television Centre, Inc. in May 1996 (the "Bryn Mawr Acquisition") and HiFi Buys Incorporated in May 1997 (the "HiFi Buys Acquisition"). To support its acquisition strategy, the Company obtained equity investments in fiscal 1996 of $10.6 million, net of issuance costs, from a group of investors led by Weston Presidio and Advent International (the "1996 Investors"). In May 1997, the Company raised an additional $21.5 million, net of issuance costs, comprised of preferred stock and subordinated debt, from the 1996 Investors and several additional investors, including PNC Capital Corp.


THE BRYN MAWR ACQUISITION


     In May 1996, the Company acquired the 13 store Bryn Mawr chain located in the Mid-Atlantic market for $8.7 million, including acquisition costs. The Company implemented strategic initiatives within the acquired stores focused on increasing sales and store contribution. Specifically, the Company (i) increased advertising expenditures during the quarter following the acquisition and refocused advertising to emphasize radio, television and direct marketing rather than print, (ii) implemented the Company's every day competitive pricing and Automatic Price Protection programs, (iii) initiated a substantial sales associate training program to improve product knowledge and enhance relationship selling skills and (iv) focused the sales staff on higher margin products, particularly audio products. These initiatives enabled the Company to generate comparable store sales increases at Bryn Mawr of 36.9% during the period from June 1, 1996 through September 30, 1996 as compared to the same period of the prior year, 4.7% during fiscal 1997 and 15.0% during the six months ended March 31, 1998. On a pro forma basis assuming completion of the Bryn Mawr Acquisition as of October 1, 1995, store contribution for Bryn Mawr improved to 6.8% in fiscal 1997 from 3.1% in fiscal 1996.


THE HIFI BUYS ACQUISITION


     In May 1997, the Company acquired the 10 store HiFi Buys chain located in the greater Atlanta, Georgia market for $19.7 million, including acquisition costs. Following the acquisition, the Company implemented strategic objectives designed to increase store contribution by combining a planned decrease in revenues with an increase in gross margin and a substantial decrease in operating expenses. Specifically, the Company (i) adjusted the merchandise mix to increase the proportion of mid and high-end products and reduce the number of lower margin introductory products, (ii) altered store employee compensation to reduce the emphasis on promotional sales and focus incentives on gross margin and store contribution, (iii) reduced marketing expenditures and shifted marketing emphasis from promotional advertising toward the Company's traditional relationship selling and every day competitive price message, (iv) converted the advertising program to emphasize electronic advertising and direct mail marketing as opposed to print media (v) implemented the Automatic Price Protection program and (vi) eliminated $2.4 million in overhead costs. As a result, comparable store sales decreased 29.9% during the period from the acquisition through September 30, 1997 and decreased 13.1% during the six months ended March 31, 1998. At the same time, on a pro forma basis assuming completion of the HiFi Buys Acquisition as of October 1, 1996, store contribution improved to 10.6% in the six months ended March 31, 1998 from 8.0% in the same period for the prior year.



     The Company was organized as a Massachusetts corporation in 1972 and was reorganized as a Delaware holding company in June, 1998 (the "Reorganization"). The Company's principal executive offices are located at 40 Hudson Road, Canton, Massachusetts 02021. The Company's telephone number is (781) 830-3000.


                                  THE OFFERING


Common Stock offered by the Company.................    2,200,000 shares
Common Stock offered by the Selling Stockholders....    510,000 shares
                                                        -------------------
     Total..........................................    2,710,000 shares
Common Stock to be outstanding after the Offering...    6,082,690 shares(1)
Use of proceeds.....................................    To repay indebtedness and other
                                                        general corporate purposes. See "Use
                                                        of Proceeds."
Proposed Nasdaq National Market symbol..............    TWTR


---------------
(1) Excludes 511,808 shares of Common Stock issuable upon exercise of warrants outstanding after the date of the Offering, with a weighted average exercise price of $2.13 per share. Also excludes 845,059 shares of Common Stock issuable upon exercise of options outstanding at the date of this Prospectus, with a weighted average exercise price of $3.97 per share. See Notes 6 and 11 of Notes to Consolidated Financial Statements of the Company, "Capitalization," "Description of Capital Stock" and "Management -- Stock Plans."


     Unless otherwise indicated, all information in this Prospectus assumes or gives effect to: (i) no exercise of the over-allotment option granted by the Company to the Underwriters; (ii) the exercise of warrants to purchase 259,856 shares of Common Stock which will be sold by certain Selling Stockholders in the Offering; and (iii) the automatic conversion of all outstanding shares of the Company's Series A Preferred Stock and Series B Preferred Stock (the "Preferred Stock") into an aggregate of 2,566,561 shares of Common Stock, each upon the consummation of the Offering. Unless the context requires otherwise, the term "Company" refers collectively to Tweeter Home Entertainment Group, Inc., a Delaware corporation, its predecessors and its subsidiaries.

                      SUMMARY FINANCIAL AND OPERATING DATA

           (IN THOUSANDS, EXCEPT PER SHARE AND NUMBER OF STORES DATA)



                                                                                                        SIX MONTHS
                                                                                                          ENDED
                                                         FISCAL YEAR ENDED SEPTEMBER 30,                MARCH 31,
                                                 ------------------------------------------------   ------------------
                                                  1993      1994      1995     1996(1)   1997(2)     1997       1998
                                                 -------   -------   -------   -------   --------   -------   --------
STATEMENT OF OPERATIONS DATA:
  Total revenue................................  $38,200   $47,401   $60,121   $80,607   $132,525   $60,583   $129,129
  Gross profit.................................   13,007    16,489    20,954    28,791     46,210    21,402     44,849
  Income from operations.......................       10     1,344     2,238     1,953      2,053     2,692      8,798
  Interest expense.............................      631       426       629       617      1,808       513      1,610
                                                 -------   -------   -------   -------   --------   -------   --------
  Income before taxes..........................     (621)      918     1,609     1,336        245     2,179      7,188
  Income tax expense (benefit).................       --        --      (174)     (453)        99       876      2,875
                                                 -------   -------   -------   -------   --------   -------   --------
  Net income (loss)............................  $  (621)  $   918   $ 1,783   $ 1,789   $    146   $ 1,303   $  4,313
                                                 =======   =======   =======   =======   ========   =======   ========
  Pro forma income tax expense (benefit)
    (actual in 1997 and 1998)(3)...............     (248)      371       661       550         99       876      2,875
  Pro forma net income (loss) before accretion
    of preferred stock dividends...............  $  (373)  $   547   $   948   $   786   $    146   $ 1,303   $  4,313
                                                 =======   =======   =======   =======   ========   =======   ========
  Pro forma net income (loss) available to
    common shareholders........................  $  (373)  $   547   $   948   $  (250)  ($ 2,010)  $   401   $  2,729
                                                 =======   =======   =======   =======   ========   =======   ========
  Pro forma diluted earnings (loss) per
    share......................................  $ (0.11)  $  0.16   $  0.28   $ (0.13)  $  (1.20)  $  0.23   $   0.93
                                                 =======   =======   =======   =======   ========   =======   ========
  Weighted average diluted shares
    outstanding(4).............................    3,371     3,371     3,371     1,940      1,673     1,715      4,616
                                                 =======   =======   =======   =======   ========   =======   ========
  Supplemental pro forma diluted earnings per
    common share(5)............................                                          $   0.25             $   0.77
                                                                                         ========             ========
OTHER STORE DATA:
  Store contribution(6)........................  $ 2,738   $ 3,985   $ 5,550   $ 6,798   $ 10,642   $ 6,605   $ 14,641
  Stores open at beginning of period...........       13        14        16        18         33        33         47
  New stores...................................        1         2         2         2          4         2          3
  Relocated stores.............................        0         1         1         1          1         1          2
  Closed stores................................        0         0         0         0          0         0          0
  Acquired stores..............................        0         0         0        13         10         0          0
  Stores open at end of period.................       14        16        18        33         47        35         50
COMPARABLE STORE SALES DATA:(7)
  Tweeter......................................     2.8%     11.2%     12.5%      1.6%      -4.5%     -7.7%      31.1%
  Bryn Mawr....................................                                  36.9%       4.7%      9.0%      15.0%
  HiFi Buys....................................                                            -29.9%               -13.1%
  Consolidated.................................     2.8%     11.2%     12.5%      5.6%      -7.2%     -2.3%       8.2%



                                                                           MARCH 31, 1998
                                                              -----------------------------------------
                                                              ACTUAL     PRO FORMA(8)    AS ADJUSTED(9)
                                                              -------    ------------    --------------
BALANCE SHEET DATA:
  Working capital...........................................  $16,283      $16,283          $ 16,283
  Total assets..............................................   84,676       84,676            84,369
  Long term debt, excluding current portion.................   31,308       31,308               979
  Redeemable convertible preferred stock....................   22,174           --                --
  Stockholder's equity (deficit)............................   (2,939)      19,235            49,657


---------------
(1) Includes results of the Bryn Mawr Acquisition from May 13, 1996, which was accounted for using the purchase method. See Note 10 of Notes to the Consolidated Financial Statements of the Company.
(2) Includes results of the HiFi Buys Acquisition from May 30, 1997, which was accounted for using the purchase method. See Note 10 of Notes to the Consolidated Financial Statements of the Company.

(3) The Company operated as an S corporation through November 1995 and was not subject to federal and certain state corporate income taxes. In connection with the recapitalization that occurred on November 26, 1995, the Company revoked its S election, and became subject to taxation as a C corporation, effective October 1, 1995. The pro forma information has been computed as if the Company were subject to Federal and all applicable state income taxes for each of the periods presented, assuming the Company had been taxed as a C corporation. The Company actually recorded an income tax benefit of $174,000 and $453,000 for the fiscal years ended September 30, 1995 and 1996, respectively.

(4) Weighted average shares outstanding includes Series A Convertible Preferred Stock and Series B Convertible Preferred Stock (the "Preferred Stock"), when dilutive, and also takes into account nominal issuances of certain warrants in 1997 for all periods presented and dilutive potential common shares (common stock options and warrants), where applicable.


(5) Supplemental pro forma diluted earnings per common share is based on pro forma net income (loss) available to common shareholders, increased to give effect to the HiFi Buys Acquisition as if it had occurred on October 1, 1996 and the reduction in interest costs of $1,014,000 for the fiscal year ended September 30, 1997 and $918,000 for the six months ended March 31, 1998 (net of the applicable income taxes), which would have resulted assuming the application of a portion of the net proceeds from the Offering were used to repay certain indebtedness of the Company (See "Use of Proceeds"). It also assumes conversion of Preferred Stock as of October 1, 1996, thus eliminating Preferred Stock dividends of approximately $2,157,000 and $1,584,000 for the year ended September 30, 1997 and the six months ended March 31, 1998, respectively. The denominator of the equation also reflects the issuance of new common shares and the conversion of the Preferred Stock to common shares.


(6) Refers to gross profit after deducting selling expenses including labor, advertising, store level operations and pre-opening expenses. Store contribution is presented to provide additional information about the Company and is commonly used as a performance measurement by retail companies. Store contribution should not be considered in isolation or as a substitute for operating income, cash flow from operating activities and other income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of the Company's profitability or liquidity. There can be no assurance that the Company's calculation of store contribution is comparable to similarly titled items reported by other companies.

(7) Stores are included in the comparable store base after they are in operation for 12 full months. Acquired stores are included if the store was open for 12 full months as of the date of acquisition and the related figures are based on the acquired company's financial statements. Relocated stores are excluded from the comparable store base until they have completed 12 full months of operation from the date the store was reopened after relocation.
(8) Represents actual data pro forma to give effect to the conversion of all the outstanding shares of Preferred Stock into 2,566,561 shares of common stock.

(9) Represents pro forma data as adjusted to give effect to the sale of 2,200,000 shares of Common Stock offered by the Company at an assumed initial public offering price of $16.00 per share (after deducting underwriting discounts and commission and estimated offering expenses), the application of the estimated net proceeds therefrom and the writeoff of approximately $307,000 of deferred financing costs in connection with the repayment of the 1997 Notes issued in connection with the HiFi Buys Acquisition and the accretion of debt discount of approximately $292,000. See "Capitalization" and "Use of Proceeds."

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, the following factors should be considered carefully in evaluating an investment in the shares of Common Stock offered hereby. This Prospectus contains certain forward-looking statements that involve risks and uncertainties. When used in this Prospectus, the terms "anticipates," "expects," "estimates," "believes," "intends" and similar terms as they relate to the Company or management are intended to identify such forward-looking statements. The Company's actual results could differ materially from the results discussed in such forward-looking statements. Factors that could cause or contribute to such a difference include, but are not limited to, those set forth below and elsewhere in this Prospectus.


RISKS ASSOCIATED WITH GROWTH


     The Company's success will depend in large part on its ability to open, or acquire through strategic acquisitions, new stores in both existing and new geographic markets and to operate those stores on a profitable basis. The opening of additional stores in existing markets could result in lower net sales at the Company's existing stores in that market, and the opening of additional stores in new geographic markets could present competitive and merchandising challenges different from those currently or previously faced by the Company within its existing geographic markets. In addition, the Company may incur higher costs related to advertising, administration and distribution as it enters new markets.

     The Company's growth strategy is dependent upon a number of factors, including the identification and acquisition of suitable sites and the negotiation of acceptable leases for such sites, the identification of existing audio and video consumer electronics retailers appropriate for strategic acquisition by the Company and the successful consummation of such acquisitions, the obtaining of consents, including government consents, permits and licenses, needed to complete such acquisitions and operate such additional sites, the hiring, training and retention of skilled personnel, the availability of adequate management and financial resources, the adaptation of the Company's distribution and other operational and management systems to an expanded network of stores, the ability and willingness of the Company's vendors to supply the Company on a timely basis at competitive prices, continued consumer demand for the Company's products at levels that can support acceptable profit margins, and other factors, many of which are beyond the control of the Company. There can be no assurance that the Company will be successful with respect to any of these factors in particular or that the Company will be successful in opening or acquiring new stores on a schedule consistent with the Company's business plan, if at all, or that such newly opened or acquired stores will achieve sales and profitability levels comparable to existing stores, if they are profitable at all, or that the Company will improve its overall market position and profitability as a result.

     In addition, the Company's rapid expansion through the opening or acquisition of new stores will place significant demands on the Company's management, resources, operations and information systems, and the Company will be required to expend significant effort and additional resources to ensure the continuing adequacy of its financial controls, operating procedures, information systems, product purchasing and distribution systems and employee training programs. In addition, the Company will need to attract and retain additional qualified personnel, including new store managers. Further, the Company's continued growth will depend on its ability to increase sales in its existing stores. There can be no assurance that the Company will be successful in any of these efforts, and, as a result, there can be no assurance that the Company will achieve its planned expansion or that any new stores will be effectively integrated into the Company's existing operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Growth Strategy."

RISKS ASSOCIATED WITH ACQUISITIONS


     The Company has completed two acquisitions and is continuing to integrate the acquired stores and to convert those stores to its operating model. There can be no assurance that the Company will be able to integrate such stores without significant delay or expense. For example, comparable store sales within the stores acquired by the Company as part of the HiFi Buys Acquisition have decreased since the consummation of the HiFi Buys Acquisition. Although the Company will consider strategic acquisitions of other retail chains in the audio and video consumer electronics industry, there can be no assurance that suitable acquisition candidates will be identified, that acquisitions can be consummated or that new stores acquired through such acquisitions can be operated profitably or integrated successfully into the Company's operations. Previously acquired stores have had, and newly acquired stores may have, different merchandising, advertising, store format and operating approaches from those of the Company, and the Company's success in integrating such stores will depend on its ability to effect significant changes in the operations of such stores to conform to the Company's approach in these areas. There can be no assurance that the Company will be successful in effecting such changes without an adverse effect on the revenues or profitability of such stores. In addition, future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, all of which could materially adversely affect the Company.


POTENTIAL NEED FOR ADDITIONAL FINANCING


     The Company intends to finance the opening and acquisition of new stores during the next two years with a portion of the proceeds from the Offering, cash flow from operations and borrowings. The average cash investment, including pre-opening expenses for tenant fit-out, demonstration and inventory (net of payables), required to open a store is estimated by the Company to be approximately $855,000. However, there can be no assurance that the actual cost of opening a store will not be significantly greater than such current estimates, and the Company may be required to seek additional debt and/or equity financing in order to fund its continued expansion through 1999 and beyond. There can be no assurance that such additional financing will be available on terms acceptable to the Company, if at all. In addition, the Company's ability to incur additional indebtedness or issue equity or debt securities could be limited by covenants in present and future loan agreements and debt instruments. Additional issuances of equity by the Company may result in dilution to the Company's stockholders.


DEPENDENCE ON KEY PERSONNEL


     The success of the Company will be dependent upon the active involvement of senior management personnel, particularly Samuel J. Bloomberg, the Company's Chief Executive Officer and Chairman of the Board, and Jeffrey Stone, the Company's President and Chief Operating Officer. The loss of the full-time services of Messrs. Stone or Bloomberg or other members of senior management could have a material adverse effect on the Company's results of operations and financial condition. Except for employment contracts with Messrs. Stone and Bloomberg, and with Joseph McGuire, the Chief Financial Officer and Chief Information Officer of the Company, and David Ginsburg, a regional Vice President of the Company, the Company does not have employment agreements with any members of its senior management team. The Company currently maintains key-man life insurance on the lives of Messrs. Bloomberg and Stone in the amounts of $1,000,000 and $5,000,000, respectively. See "Business -- Business Strategy" and "Management."


RISKS ASSOCIATED WITH COMPETITION


     The retail consumer electronics industry is highly competitive. The Company currently competes against a diverse group of retailers, including several national and regional large format merchandisers and superstores, such as Circuit City and Best Buy, which sell, among other products, audio and video consumer electronic products similar and often identical to those sold by the

Company. The Company also competes in particular markets with a substantial number of retailers that specialize in one or more types of consumer electronic products sold by the Company. Certain of these competitors have substantially greater financial resources than the Company that may increase their ability to purchase inventory at lower costs or to initiate and sustain predatory price competition. In addition, the large format stores are continuing to expand their geographic markets, and such expansion may increase price competition within those markets. In this regard, the Company understands that Best Buy has announced its intention to enter the New England market in 1998. A number of different competitive factors could have a material adverse effect on the Company's results of operations and financial condition, including increased operational efficiencies of competitors, competitive pricing strategies, expansion by existing competitors, entry by new competitors into markets in which the Company is currently operating or the adoption by existing competitors of innovative store formats or retail sales methods. See "Business -- Industry."


SEASONAL AND QUARTERLY FLUCTUATIONS IN SALES


     Like many retailers, the Company's business is materially impacted by seasonal shopping patterns. The fourth calendar quarter, which is the Company's first fiscal quarter and which includes the December holiday shopping period, has historically contributed, and is expected to continue to represent, a substantial portion of the Company's operating income for its entire fiscal year. As a result, any factors negatively affecting the Company during such calendar quarter of any year, including adverse weather or unfavorable economic conditions, would have a material adverse effect on the Company's results of operations for the entire year. More generally, the Company's quarterly results of operations also may fluctuate based upon such factors as the timing of new store openings and new store acquisitions, the amount of store pre-opening expenses, the amount of net sales contributed by new and existing stores, the mix of consumer electronic products sold in its stores and profitability of sales of particular products and other competitive factors. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Seasonality and Quarterly Results."


FLUCTUATIONS IN COMPARABLE STORE SALES


     A number of factors have historically affected, and will continue to affect, the Company's comparable store sales results including, among other factors, competition, general regional and national economic conditions, consumer trends, changes in the Company's product mix, timing of promotional events, new product introductions and the Company's ability to execute its business strategy effectively. The Company does not expect comparable store sales to increase at historical rates, and there can be no assurance that comparable store sales will not decrease in the future. Changes in the Company's comparable store sales results could cause the price of the Common Stock to fluctuate substantially. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


LACK OF GEOGRAPHICAL DISPERSION



     The Company currently operates 51 stores, of which 23 are operated under the Tweeter name in the New England market, 18 are operated under the Bryn Mawr name in the Mid-Atlantic market, and 10 are operated under the HiFi Buys name in the Atlanta, Georgia market. The lack of wider geographical dispersion of the Company's current stores makes the Company vulnerable to adverse events in these markets, including weather, regional competition or unfavorable regional economic conditions. See "Business -- Store Format and Operations."



CHANGES IN CONSUMER DEMAND AND PREFERENCES


     The Company's success depends on its ability to anticipate and respond in a timely manner to consumer demand and preferences regarding audio and video consumer electronics products and changes in such demand and preferences. Consumer spending patterns, particularly discretionary spending for products such as those marketed by the Company, are affected by, among other things, prevailing economic conditions. In addition, demand for audio and video consumer electronics products is often stimulated by or dependent upon the periodic introduction and availability of new products and technologies at price levels which generate wide consumer interest. Also, many products which incorporate the newest technologies, such as DVD and high-definition television, are subject to significant technological and pricing limitations and to the actions and cooperation of third parties such as television broadcasters or movie distributors. There can be no assurance that these products or other new products will ever achieve widespread consumer acceptance. Furthermore, the introduction or expected introduction of new products or technologies may have a depressing effect on sales of existing products and technologies. Significant deviations from the projected demand for products sold by the Company would have a materially adverse effect on the Company's results of operations and financial condition, either from lost sales or lower margins due to the need to mark down excess inventory. Any sustained failure by the Company to identify and respond to changes in consumer demand and preferences would have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Industry," "-- Business Strategy" and "-- Merchandise."


DEPENDENCE ON SUPPLIERS



     The Company's business and its growth strategy are dependent to a significant degree upon its suppliers, particularly its brand-name suppliers of stereo and video equipment such as Sony, Mitsubishi, Yamaha, Boston Acoustics and Panasonic. The Company does not have any supply agreements or exclusive arrangements with any vendors, and ordering of Company inventory typically occurs through the issuance of individual purchase orders to vendors. In addition, the Company relies heavily on a relatively small number of suppliers. The Company's two largest suppliers accounted for approximately 37% of the Company's sales during the six months ended March 31, 1998. The loss of any of these key vendors or the failure by the Company to establish and maintain relationships with these or other vendors could have a material adverse effect on the Company's results of operations and financial condition and expansion. The Company believes it currently has adequate supply sources, but there can be no assurance, especially given the Company's growth strategy, that the Company will be able to acquire sufficient quantities or an appropriate mix of consumer electronic products at acceptable prices or at all. Specifically, the establishment of additional stores in existing markets and the penetration of new markets is dependent to a significant extent on the willingness and ability of vendors to supply those additional stores, of which there can be no assurance. As the Company continues to open or acquire new stores, the inability or unwillingness of suppliers to supply some or all of their products to the Company at acceptable prices in one or more markets could have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Purchasing and Inventory."



INVENTORY PURCHASED FROM FOREIGN VENDORS



     The Company purchases a significant portion of its inventory from overseas vendors, particularly vendors headquartered in Japan. Changes in trade regulations, currency fluctuations or other factors may increase the cost of items purchased by the Company from foreign vendors or create shortages of such items, which could in turn have a material adverse effect on the Company's results of operations and financial condition. Conversely, significant reductions in the cost of such items in U.S. dollars may cause a significant reduction in retail price levels of those products and may limit or eliminate the Company's ability to successfully differentiate itself from other competitors, thereby resulting in an adverse effect on the Company's sales, margin or competitive position. See "Business -- Purchasing and Inventory."

MEMBERSHIP IN BUYING GROUP


     The Company is a member of the Progressive Retailers Organization ("PRO"), a volume buying group currently comprised of 14 consumer electronics retailers located throughout the country, which provides its members with market information and negotiates purchase terms with vendors on behalf of its members. There can be no assurance that any future termination of the Company's membership in this group would not have a material adverse effect on the Company's results of operations and financial condition. In addition, rebates paid to the Company by product manufacturers through this group depend on the sales volumes achieved by the group's other members, as well as the Company, and therefore decreased sales performance by these other members could reduce the amounts of such rebates payable to the Company, which could in turn have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Purchasing and Inventory."


INTELLECTUAL PROPERTY


     The Company's "Tweeter etc." and "Bryn Mawr Stereo" service marks have been registered with the United States Patent and Trademark Office. The Company has not registered the "HiFi Buys" service mark and is aware that other consumer electronics retailers use the name "HiFi Buys" outside the Company's current geographical markets. The Company has submitted applications for registration of certain other of its service marks, which applications are currently pending. There can be no assurance that the Company will be able to successfully register such service marks. In addition, there can be no assurance that any service mark, whether registered or unregistered, or any patent will be effective to protect the Company's intellectual property rights, or that infringement or invalidity claims by third parties will not be asserted in the future or that such assertions, if proven to be true, would not have a material adverse effect on the Company's results of operations and financial condition. See
"Business -- Intellectual Property."


PLANNED RELOCATION OF COMPANY HEADQUARTERS


     The Company plans to relocate to a new facility that will serve as its corporate headquarters and New England regional distribution and service center in the summer of 1998. The Company's corporate, financial, administrative and marketing staff will be based at that relocated facility. The Company's principal data processing and computer facility is located elsewhere. There can be no assurance that such relocation will not result in a disruption to the Company's operations. See "Business -- Properties" "Business -- Purchasing and Inventory."


CONTROL BY EXISTING STOCKHOLDERS


     Upon completion of the Offering, the Company's current stockholders will own approximately 55.4% of the Company's outstanding Common Stock. As a result, those parties will continue to be able to influence significantly the affairs of the Company if they were to act together. See "Principal and Selling Stockholders."


EFFECT OF CERTAIN CHARTER AND BY-LAW PROVISIONS; ANTI-TAKEOVER PROVISIONS



     The Company's Amended and Restated Certificate of Incorporation, as in effect immediately following the consummation of the Offering (the "Charter") and the Company's Amended and Restated By-laws, as in effect immediately following the consummation of the Offering (the "By-laws"), as well as certain provisions of Delaware General Corporation Law, contain provisions which may deter, discourage or make more difficult a change in control of the Company, even if such a change in control would be in the interest of a significant number of Company stockholders or if such change in control would provide such stockholders with a substantial premium for their shares over then current market prices. For example, under the Charter, the Board of Directors of the Company is authorized to issue one or more classes of Preferred Stock, having such designations, rights and preferences as may be determined by the Board, and such issuances may, among other things, have an adverse effect on the rights of holders of Common Stock.


     Stockholders of the Company have no right to take action by written consent and are not permitted to call special meetings of stockholders. Any amendment of the By-laws by the stockholders or certain provisions of the Charter requires the affirmative vote of at least 75% of the shares of voting stock then outstanding. The Charter also provides for the staggered election of directors to serve for one, two and three-year terms, and for successive three-year terms thereafter, subject to removal only for cause upon the vote of not less than 75% of the shares of Common Stock represented at a stockholders' meeting. See "Description of Capital Stock -- Delaware Law and Certain Charter and By-law Provisions; Anti-Takeover Effects."


     In addition, the Company will adopt, effective upon the consummation of the Offering, a Stockholder Rights Plan. Under the terms of the Stockholder Rights Plan, in general, if a person or group acquires more than 15% of the outstanding shares of Common Stock (an "Acquiring Person"), all other stockholders of the Company would have the right to purchase securities from the Company at a discount to such securities' fair market value, thus causing substantial dilution to the holdings of the Acquiring Person. The Stockholder Rights Plan may inhibit a change in control and, therefore, could adversely affect the stockholders' ability to realize a premium over the then-prevailing market price for the Common Stock in connection with such a transaction. See "Description of Capital Stock -- Stockholder Rights Plan."


SHARES ELIGIBLE FOR FUTURE SALE


     The Company and its existing stockholders holding all of the Company's outstanding capital stock prior to the Offering have agreed pursuant to lock-up agreements (the "Lock-up Agreements") with the Underwriters, with certain exceptions, not to sell, offer or contract to sell, sell short, engage in certain hedging transactions with respect to, or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus (the "Lock-up Period"), without the prior written consent of BT Alex. Brown Incorporated. Following the Offering, the Company will have outstanding 6,082,690 shares of Common Stock. Of such shares, the 2,710,000 shares offered hereby will be freely tradable by those persons who are not affiliates of the Company and all of the remaining outstanding shares will be subject to Lock-up Agreements for the duration of the Lock-up Period. Upon expiration of the Lock-up Period, approximately 3,372,690 additional shares will be available for sale in the public market, subject to the provisions of Rule 144 under the Securities Act of 1933, as amended. As of the date of the Offering, approximately 845,059 shares of Common Stock were issuable pursuant to options under the Company's stock plans and 511,808 shares of Common Stock were issuable upon the exercise of warrants. All shares issuable upon exercise of options are subject either to Lock-up Agreements or to a lock-up period of 120 days pursuant to the Company's stock option agreements. All shares issuable upon the exercise of warrants are subject to Lock-up Agreements. In addition, the holders of approximately 3,884,498 shares of Common Stock will have certain rights to registration of their shares under the Securities Act. Sales of substantial amounts of Common Stock in the public market following the Offering, or the perception that such sales could occur, could have a material adverse effect on the market price of the Common Stock after the Offering. See "Description of Capital Stock" and "Shares Eligible for Future Sale."


NO PRIOR PUBLIC TRADING MARKET; VOLATILITY


     Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active public market for the Common Stock will develop or be sustained after the Offering. The initial public offering price of the Common Stock will be determined by negotiations between the Company and the representatives of the Underwriters. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The initial public offering price may not necessarily be indicative of the market price of the Common

Stock after the Offering, which may be highly volatile. Factors such as announcements of fluctuations in the Company's or its competitors' operating results and market conditions for retail industry stocks in general could have a material adverse effect on the market price of the Common Stock after the Offering.


YEAR 2000 COMPLIANCE



     The Company currently utilizes several computer software systems which will require modification or upgrading to accommodate the "Year 2000" changes needed for correct recording of dates in the year 2000 and beyond. The Company believes that all such systems can be changed by the end of 1999, and does not expect the cost of the changes to be material to the Company's financial condition or results of operations. The Company does not currently have any information concerning the compliance status of its suppliers. Any failure by the Company's significant suppliers to successfully achieve Year 2000 compliance could have a material adverse effect on the Company's results of operations and financial condition. See "Business -- Information Systems."



DIVIDEND POLICY


     The Company does not anticipate paying any cash dividends on the Common Stock for the foreseeable future. In addition, it is likely that any future lending arrangements, including the lending arrangements currently under discussion between the Company and its existing lender, will prohibit or limit the payment of cash dividends. See "Use of Proceeds" and "Dividend Policy."


DILUTION




     Investors participating in the Offering will incur immediate and substantial dilution in the amount of $10.93 per share (assuming an initial public offering price of $16.00 per share). To the extent that currently outstanding options or warrants to purchase Common Stock are exercised, there will be further dilution. See "Dilution."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,200,000 shares of Common Stock offered hereby are estimated to be $31,836,000 ($37,884,720 if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price of $16.00 per share and after deducting the estimated underwriting discounts and commissions and expenses payable by the Company. The Company will use all or substantially all of such proceeds to repay existing indebtedness. Specifically, the Company intends to repay (i) approximately $14.1 million in outstanding indebtedness under its existing Credit Agreement with BankBoston, N.A. (the "Credit Facility"); (ii) approximately $15.0 million in outstanding indebtedness under the Senior Subordinated Promissory Notes dated May 30, 1997 issued in connection with the HiFi Buys Acquisition (the "1997 Notes"); (iii) approximately $1.0 million in outstanding indebtedness under the Senior Subordinated Note dated November 28, 1995 issued in connection with a recapitalization pursuant to which the Company repurchased Common Stock from certain of its stockholders (the "Redemption Note") plus a one-time payment of approximately $814,000 due to these stockholders upon the consummation of the Offering; and (iv) approximately $900,000 to repay outstanding indebtedness under the Subordinated Note dated June 1, 1997 issued in connection with the HiFi Buys Acquisition (the "HiFi Buys Note"). Any remaining net proceeds will be used for general working capital purposes.



     The Credit Facility matures on May 30, 2000 and bears interest at a floating rate of interest based on the lender's base rate or LIBOR. The 1997 Notes mature on May 30, 2004 and bear interest at a rate of 12.0%. The Redemption Note matures on December 31, 1998 and bears interest at an effective rate of 10.8%. The HiFi Buys Note matures on June 1, 2000 and bears interest at a rate of 9.5%. The Company has received a commitment letter from BankBoston, N.A., as agent for itself and other potential lenders (collectively, the "New Credit Lenders") to provide a new credit facility in the amount of $30.0 million effective upon consummation of the Offering (the "New Credit Facility") which will be used first to refinance any remaining indebtedness under the Credit Facility after application of proceeds of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."


     Pending use as described above, any remaining net proceeds of the Offering will be invested in investment-grade, interest-bearing instruments. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                                DIVIDEND POLICY


     Following the Offering, the Company does not anticipate paying any cash dividends and intends to retain any earnings to finance expansion. Payment of future dividends, if any, will depend upon the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Company's Board of Directors. The Company's current Credit Facility contains, and any future credit agreements, including the New Credit Facility, may contain, restrictions on the payment of dividends by the Company.

                                 CAPITALIZATION


     The following table sets forth the pro forma capitalization of the Company as of March 31, 1998, (i) on an actual basis; (ii) on a pro forma basis to reflect the Reorganization and the automatic conversion of all outstanding Preferred Stock into 2,566,561 shares of Common Stock upon the consummation of the Offering and (iii) on a pro forma basis as adjusted to reflect the exercise of warrants to purchase 259,856 shares of Common Stock upon the consummation of the Offering and the application of the estimated net proceeds from the sale of 2,200,000 shares of Common Stock offered by the Company hereby assuming an initial public offering price of $16.00 per share. This table should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto appearing elsewhere in this Prospectus.



                                                                        MARCH 31, 1998
                                                              -----------------------------------
                                                                                       PRO FORMA
                                                              ACTUAL     PRO FORMA    AS ADJUSTED
                                                              -------    ---------    -----------
                                                                        (IN THOUSANDS)
Short-term debt:
  Current portion of long-term debt.........................  $   400     $   400       $    --
                                                              =======     =======       =======
Long-term debt:
  Note payable to bank......................................   15,100      15,100           979
  Subordinated debt.........................................   16,208      16,208            --
                                                              -------     -------       -------
        Total long-term debt................................  $31,308     $31,308       $   979
                                                              -------     -------       -------
Redeemable convertible preferred stock:
  Series A Convertible Preferred Stock, $.01 par value;
    authorized, 4,000,000 shares; 1,700,136 shares issued
    and outstanding, actual; no shares outstanding pro forma
    and as adjusted (liquidation preference, $14,432,999 as
    of March 31, 1998, actual)..............................   14,433          --            --
  Series B Convertible Preferred Stock, $.01 par value;
    authorized, 4,000,000 shares; 866,425 shares issued and
    outstanding, actual; no shares outstanding pro forma and
    as adjusted (liquidation preference $7,741,248 as of
    March 31, 1998, actual).................................    7,741          --            --
                                                              -------     -------       -------
                                                              $22,174     $    --       $    --
                                                              -------     -------       -------
Stockholders' equity:
  Preferred Stock, $.01 par value, 10,000,000 shares
    authorized(1), no shares issued and outstanding actual,
    pro forma and as adjusted...............................  $    --     $    --       $    --
  Common stock, $.01 par value, 30,000,000 shares
    authorized(1); 2,755,202 shares issued actual; 5,321,763
    shares issued pro forma and 7,521,763 shares issued as
    adjusted(2).............................................       28          53            75
  Additional paid-in capital................................   (2,732)     19,417        51,231
  Retained earnings(3)(4)...................................    1,347       1,347           387
  Note receivable from officer..............................      (32)        (32)          (32)
  Treasury stock, 1,698,929 shares at cost actual and pro
    forma and 1,439,073 shares as adjusted(3)(5)............   (1,550)     (1,550)       (2,003)
                                                              -------     -------       -------
    Total stockholders' equity (deficit)....................   (2,939)     19,235        49,658
                                                              -------     -------       -------
        Total capitalization................................  $50,543     $50,543       $50,637
                                                              =======     =======       =======


---------------
(1) Reflects an increase in authorized shares to be effected prior to the consummation of the Offering.
(2) Excludes 511,808 shares of Common Stock issuable upon exercise of warrants outstanding at the date of this Prospectus, with a weighted average exercise price of $2.13 per share. Also excludes 845,059 shares of Common Stock issuable upon exercise of options outstanding at the date of this Prospectus, with a weighted average exercise price of $3.97 per share. See Notes 6 and 11 of Notes to Consolidated Financial Statements of the Company, "Description of Capital Stock" and "Management -- Stock Plans."
(3) Assumes the exercise of warrants to purchase 259,856 shares of Common Stock which the Company intends to issue from Treasury Stock.

(4) As adjusted reflects the writeoff of approximately $307,000 of deferred financing costs in connection with the 1997 Notes and the accretion of debt of approximately $292,000. See -- "Use of Proceeds."


(5) As adjusted reflects the impact of the $813,517 contingency payment due to the holder of the Redemption Note upon consummation of the Offering. See "Use of Proceeds."

                                    DILUTION


     The net tangible book value of the Company's Common Stock at March 31, 1998 was a deficit of approximately $1.0 million, or approximately ($.28) per share of Common Stock, after giving effect to the conversion of all outstanding Preferred Stock. Net tangible book value per share is determined by dividing the net tangible book value of the Company (total assets less goodwill and total liabilities) by the number of outstanding shares of Common Stock (including Preferred Stock). After giving effect to the sale of the shares of Common Stock by the Company in the Offering, assuming an initial public offering price of $16.00 per share and after deducting the estimated underwriting discounts and commissions and expenses payable by the Company, the pro forma net tangible book value of the Company as of March 31, 1998 would have been $30.8 million or $5.07 per share. This represents an immediate increase in pro forma net tangible book value of $5.35 per share to existing stockholders and an immediate dilution to new investors of $10.93 per share. The following table illustrates the per share dilution:


Assumed initial public offering price per share.............            $16.00
                                                                        ------
  Net tangible book value per share as of March 31, 1998....     (.28)
  Increase per share attributable to new investors..........     5.35
                                                              -------
Pro forma net tangible book value per share after the
  Offering..................................................              5.07
                                                                        ------
Dilution per share to new investors(1)......................            $10.93
                                                                        ======

---------------

(1) If all outstanding options and warrants at March 31, 1998 to acquire 845,059 and 511,808 shares of Common Stock, respectively, were exercised, in addition to the Underwriters' exercise of their over-allotment option, the pro forma net tangible book value per share after the Offering would be $4.14, resulting in an immediate dilution of $11.86 per share to new investors.


     The following table summarizes on a pro forma basis as of March 31, 1998, the differences between existing stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price paid per share before deducting estimated underwriting discounts and commissions and offering expenses payable by the Company, assuming (i) the automatic conversion of the outstanding shares of Preferred Stock into 2,566,561 shares of Common Stock and (ii) the exercise of warrants to purchase 259,856 shares of Common Stock, each upon the consummation of the Offering:


                           SHARES PURCHASED       TOTAL CONSIDERATION
                          -------------------    ---------------------     AVERAGE PRICE
                           NUMBER     PERCENT      AMOUNT      PERCENT       PER SHARE
                          ---------   -------    -----------   -------    ---------------
Existing
  stockholders(1).......  3,882,690    63.8%     $16,430,813    31.8%         $ 4.23
New investors...........  2,200,000    36.2%     $35,200,000    68.2%         $16.00
                          ---------    -----     -----------    -----
          Total.........  6,082,690     100%     $51,630,813     100%
                          =========    =====     ===========    =====


---------------

(1) Of this amount, 510,000 shares will be sold in the Offering by Selling Stockholders. Also, 259,856 of these shares will be issued upon the exercise of existing warrants which will be sold by certain Selling Stockholders in the Offering. Sales by Selling Stockholders in this Offering will reduce the number of shares of Common Stock held by existing stockholders to 3,372,690, or approximately 55.4% and will increase the number of shares held by new investors to 2,710,000, or approximately 44.6% of the total number of shares of Common Stock outstanding after the Offering. See "Principal and Selling Stockholders."


     The computations in the tables set forth above exclude 511,808 shares of Common Stock issuable upon exercise of warrants outstanding at the date of this Prospectus with a weighted average exercise price of $2.13 per share, and exclude 845,059 shares of Common Stock issuable upon exercise of options outstanding at the date of this Prospectus with a weighted average exercise price of $3.97 per share. To the extent any of these warrants and options are exercised, there will be further dilution to new investors and the percentage ownership of new investors will decrease. See Notes 6 and 11 of Notes to Consolidated Financial Statements of the Company, "Capitalization," "Description of Capital Stock," and "Management -- Stock Plans."

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

           (IN THOUSANDS, EXCEPT PER SHARE AND NUMBER OF STORES DATA)


     Set forth below is selected financial and operating data for, and as of the end of, each of the five years ended September 30, 1997, and for the six months ended March 31, 1997 and March 31, 1998, respectively. The selected statement of operations and balance sheet data for each of the five years ended September 30, 1997 have been derived from financial statements of the Company, which have been audited by its independent auditors. The balance sheets as of September 30, 1996, September 30, 1997 and March 31, 1998, and the related statements of income, stockholders' equity (deficit), and cash flows for each of the three years in the period ended September 30, 1997 and the six month period ended March 31, 1998, and the audit report thereon, are included elsewhere in this Prospectus. The financial data for the six months ended March 31, 1997 has been derived from unaudited financial statements of the Company and reflect all adjustments, consisting only of normal recurring accruals, that the Company considers necessary for a fair presentation of the financial position and results of operations for this period. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.





                                                                                                SIX MONTHS ENDED
                                                 FISCAL YEARS ENDED SEPTEMBER 30,                   MARCH 31,
                                         ------------------------------------------------   -------------------------
                                          1993      1994      1995     1996(1)   1997(2)       1997          1998
                                         -------   -------   -------   -------   --------   -----------   -----------
STATEMENT OF OPERATIONS DATA:
  Total revenue........................  $38,200   $47,401   $60,121   $80,607   $132,525     $60,583      $129,129
  Cost of sales........................   25,193    30,912    39,167    51,816     86,315      39,181        84,280
                                         -------   -------   -------   -------   --------     -------      --------
    Gross profit.......................  $13,007   $16,489   $20,954   $28,791   $ 46,210     $21,402      $ 44,849
  Selling expenses.....................   10,269    12,504    15,404    21,993     35,568      14,797        30,208
  Corporate, general and administrative
    expenses...........................    2,663     2,576     3,247     4,716      8,102       3,793         5,387
  Amortization of goodwill.............       65        65        65       129        487         120           456
                                         -------   -------   -------   -------   --------     -------      --------
    Income from operations.............  $    10   $ 1,344   $ 2,238   $ 1,953   $  2,053     $ 2,692      $  8,798
  Interest expense.....................      631       426       629       617      1,808         513         1,610
                                         -------   -------   -------   -------   --------     -------      --------
  Income before taxes..................  $  (621)  $   918   $ 1,609   $ 1,336   $    245     $ 2,179      $  7,188
  Income tax expense (benefit).........       --        --      (174)     (453)        99         876         2,875
                                         -------   -------   -------   -------   --------     -------      --------
  Net income (loss)....................  $  (621)  $   918   $ 1,783   $ 1,789   $    146     $ 1,303      $  4,313
                                         =======   =======   =======   =======   ========     =======      ========
  Basic earnings (loss) per share......  $ (0.18)  $  0.27   $  0.53   $  0.39   $  (1.20)    $  0.24      $   1.63
                                         =======   =======   =======   =======   ========     =======      ========
  Diluted earnings (loss) per share....  $ (0.18)  $  0.27   $  0.53   $  0.38   $  (1.20)    $  0.23      $   0.93
                                         =======   =======   =======   =======   ========     =======      ========
  Pro forma income tax expense
    (benefit) (actual in 1997 and
    1998)(3)...........................     (248)      371       661       550         99         876         2,875
  Pro forma net income (loss) before
    accretion of preferred stock
    dividends..........................  $  (373)  $   547   $   948   $   786   $    147     $ 1,303      $  4,313
                                         =======   =======   =======   =======   ========     =======      ========
  Pro forma net income (loss) available
    to common shareholders.............  $  (373)  $   547   $   948   $  (250)  $ (2,010)    $   401      $  2,729
                                         =======   =======   =======   =======   ========     =======      ========
  Pro forma diluted earnings (loss) per
    share(4)...........................  $ (0.11)  $  0.16   $  0.28   $ (0.13)  $  (1.20)    $  0.23      $   0.93
                                         =======   =======   =======   =======   ========     =======      ========
  Weighted average dilutive shares
    outstanding(4).....................    3,371     3,371     3,371     1,940      1,673       1,715         4,616
                                         =======   =======   =======   =======   ========     =======      ========
  Supplemental pro forma diluted
    earnings per common share(5).......                                          $   0.25                  $   0.77
                                                                                 ========                  ========
OTHER STORE DATA:
  Store contribution(6)................  $ 2,738   $ 3,985   $ 5,550   $ 6,798   $ 10,642     $ 6,605      $ 14,641
  Stores open at beginning of period...       13        14        16        18         33          33            47
  New stores...........................        1         2         2         2          4           2             3
  Relocated stores.....................        0         1         1         1          1           1             2
  Closed stores........................        0         0         0         0          0           0             0
  Acquired stores......................        0         0         0        13         10           0             0
  Stores open at end of period.........       14        16        18        33         47          35            50
BALANCE SHEET DATA:
  Working capital......................  $ 1,617   $   835   $ 1,590   $ 1,897   $ 11,857     $ 2,281      $ 16,283
  Total assets.........................    9,367    12,562    15,162    38,619     78,688      42,107        84,676
  Long term debt, excluding current
    portion............................    9,057     7,955     8,705    10,700     30,875       9,975        31,308
  Redeemable convertible preferred.....       --        --        --    11,597     20,591      12,496        22,174
  Stockholder's equity (deficit).......   (5,039)   (4,122)   (2,457)   (3,984)    (5,669)     (3,580)       (2,939)


                                          (footnotes following Other Store Data)

                                OTHER STORE DATA

                     (IN THOUSANDS, EXCEPT OPERATING DATA)





                                                                                       SIX MONTHS ENDED
                                          FISCAL YEARS ENDED SEPTEMBER 30,                 MARCH 31,
                                   -----------------------------------------------   ---------------------
                                    1993      1994      1995      1996      1997        1997        1998
                                   -------   -------   -------   -------   -------   -----------   -------
TWEETER DATA:
  Total revenue..................  $38,200   $47,401   $60,121   $68,577   $74,049     $40,801     $54,690
  Store contribution(3)..........    2,738     3,985     5,550     7,089     6,338       4,558       7,178
  Store contribution margin......      7.2%      8.4%      9.2%     10.3%      8.6%       11.2%       13.1%
  Stores open at beginning of
    period.......................       13        14        16        18        20          20          22
  New stores.....................        1         2         2         2         2           2           1
  Relocated stores...............        0         1         1         1         1           1           2
  Closed stores..................        0         0         0         0         0           0           0
  Stores open at end of period...       14        16        18        20        22          22          23
BRYN MAWR DATA:
  Total revenue..................                                $12,030   $35,432     $19,782     $28,359
  Store contribution(3)..........                                   (291)    2,414       2,047       2,589
  Store contribution margin......                                   -2.4%      6.8%       10.4%        9.1%
  Stores open at beginning of
    period.......................                                      0        13          13          15
  New stores.....................                                      0         2           0           2
  Relocated stores...............                                      0         0           0           0
  Closed stores..................                                      0         0           0           0
  Acquired stores................                                     13         0           0           0
  Stores open at end of period...                                     13        15          13          17
HIFI BUYS DATA:
  Total revenue..................                                          $23,044                 $46,080
  Store contribution(3)..........                                            1,890                   4,874
  Store contribution margin......                                              8.2%                   10.6%
  Stores open at beginning of
    period.......................                                                0                      10
  New stores.....................                                                0                       0
  Relocated stores...............                                                0                       0
  Closed stores..................                                                0                       0
  Acquired stores................                                               10                       0
  Stores open at end of period...                                               10                      10
CONSOLIDATED DATA:
  Corporate, general and
    administrative expenses......  $ 2,663   $ 2,576   $ 3,247   $ 4,716   $ 8,102     $ 3,793     $ 5,420
  Amortization of goodwill.......       65        65        65       129       487         120         423
                                   -------   -------   -------   -------   -------     -------     -------
  Income from operations.........  $    10   $ 1,344   $ 2,238   $ 1,953   $ 2,053     $ 2,692     $ 8,798
                                   =======   =======   =======   =======   =======     =======     =======
COMPARABLE STORE SALES DATA:(7)
  Tweeter........................      2.8%     11.2%     12.5%      1.6%     -4.5%       -7.7%       31.1%
  Bryn Mawr......................                                   36.9%      4.7%        9.0%       15.0%
  HiFi Buys......................                                            -29.9%                  -13.1%
  Consolidated...................      2.8%     11.2%     12.5%      5.6%     -7.2%       -2.3%        8.2%


---------------
(1) Includes results of the Bryn Mawr Acquisition from May 13, 1996, which was accounted for using the purchase method. See Note 10 of Notes to the Consolidated Financial Statements of the Company.
(2) Includes results of the HiFi Buys Acquisition from May 30, 1997, which was accounted for using the purchase method. See Note 10 of Notes to the Consolidated Financial Statements of the Company.

(3) The Company operated as an S corporation through November 1995 and was not subject to federal and certain state corporate income taxes. In connection with the recapitalization that occurred on November 26, 1995, the Company revoked its S election, and became subject to taxation as a C corporation. The pro forma information has been computed as if the Company were subject to Federal and all applicable state income taxes for each of the periods presented, assuming the Company had been taxed as a C corporation. The Company recorded an income tax benefit of $173,000 and $453,000 for the fiscal years ended September 30, 1995 and 1996, respectively.

(4) Weighted average shares outstanding includes Preferred Stock, when dilutive, and also takes into account nominal issuances of certain warrants in 1997 for all periods presented and dilutive potential common shares (common stock options and warrants), where applicable.


(5) Supplemental pro forma diluted earnings per common share is based on pro forma net income (loss) available to common shareholders, increased to give effect to the HiFi Buys Acquisition as if it had occurred on October 1, 1996 and the reduction in interest costs of $1,014,000 for the fiscal year ended September 30, 1997 and $918,000 for the six months ended March 31, 1998 (net of the applicable income taxes), which would have resulted assuming the application of a portion of the net proceeds from the Offering were used to repay certain indebtedness of the Company (See "Use of Proceeds"). It also assumes conversion of Preferred Stock as of October 1, 1996, thus eliminating Preferred Stock dividends of approximately $2,157,000 and $1,584,000 for the year ended September 30, 1997 and the six months ended March 31, 1998, respectively. The denominator of the equation also reflects the issuance of new common shares and the conversion of the Preferred Stock to common shares.


(6) Refers to gross profit after deducting selling expenses including labor, advertising, store level operations and pre-opening expenses. Store contribution is presented to provide additional information about the Company and is commonly used as a performance measurement by retail companies. Store contribution should not be considered in isolation or as a substitute for operating income, cash flow from operating activities and other income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of the Company's profitability or liquidity. There can be no assurance that the Company's calculation of store contribution is comparable to similarly titled items reported by other companies.


(7) Stores are included in the comparable store base after they are in operation for 12 full months. Acquired stores are included if the store was open for 12 full months as of the date of acquisition and the related figures are based on the acquired company's financial statements. Remodeled or relocated stores are excluded from the comparable store base until they have completed 12 full months of operation from the date the remodeling was completed, or re-opened after relocation.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


     The Company is a specialty retailer of mid to high-end audio and video consumer electronics under the Tweeter, Bryn Mawr and HiFi Buys names. The Company opened its first Tweeter store in New England in 1972. Over 26 years, the Company has refined its retail concept to meet the needs of consumers seeking brand name products with advanced features, functionality and performance which the Company sells through its highly trained, relationship-driven sales force. The Company believes that its effective merchandising and superior customer service has enabled it to generate substantial customer loyalty. Approximately 40% of customers who purchased from Tweeter stores in the six months ended March 31, 1998 had previously purchased products from the Company within the prior two fiscal years.



     In 1995, the Company adopted an aggressive growth strategy (i) to open new stores in current regional markets and relocate certain stores to more favorable sites and (ii) to selectively pursue acquisitions in new regional markets and achieve operating improvements by converting the acquired company to the Company's core operating model and leveraging distribution, marketing and corporate infrastructure. To support this growth strategy, the Company obtained equity investments in fiscal 1996 of approximately $10.6 million, net of issuance costs, from a group of investors led by Weston Presidio and Advent International (the "1996 Investors"). In May 1996, the Company completed the Bryn Mawr Acquisition. In May 1997, the Company raised an additional $21.5 million, net of issuance costs, comprised of $6.8 million of equity and $14.7 million of subordinated debt from the 1996 Investors and a new group of investors, including PNC Capital Corp. The proceeds were used primarily to finance the HiFi Buys Acquisition. Both acquisitions were accounted for by the purchase method of accounting. By December 31, 1997, the Company had grown to 50 stores.



     The Company seeks to increase sales, profitability and asset productivity at acquired companies by converting them to the Company's standard operating model with enhanced training for sales personnel, superior customer service, improved merchandising focused on higher-end audio and video products and more stringent operating controls. The Company has aggressively expanded its corporate infrastructure over the past two years to support anticipated higher levels of growth, including expanding its management team with the addition of senior financial, information systems and buying personnel. Enhancements were also made to its management information systems with the addition of a new mainframe and operating platform, and to its distribution and administrative infrastructure to enable the Company to support all three regions on an integrated basis.


     Prior to their acquisition by the Company, both Bryn Mawr and HiFi Buys operated at substantially lower store contribution margins than the Company's existing operations. Consequently, the Company's results were adversely impacted in fiscal 1996 and 1997 following each of these acquisitions as the Company converted acquired stores to its operating model. The impact was exacerbated by the timing of the acquisitions that resulted in the peak, holiday sales period being excluded from the operations of the acquired stores during the year of the acquisition.

BRYN MAWR

     Subsequent to the Bryn Mawr Acquisition, the Company implemented a variety of strategic initiatives to convert Bryn Mawr to its core operating model. These initiatives were primarily focused on increasing sales and gross margin, rather than reducing operating expenses, in order to improve store contribution. These initiatives included: (i) increasing advertising expenditures during the quarter following the acquisition and refocusing advertising to emphasize radio, television and direct marketing rather than print, (ii) implementing the Company's every day competitive pricing and Automatic Price Protection programs,
(iii) initiating a substantial sales associate training program to improve product knowledge and enhance relationship selling skills and
(iv) focusing the sales staff on higher margin products, particularly audio products.


     Primarily as a result of these initiatives, comparable store sales increased 36.9% at Bryn Mawr during the period from the acquisition, May 13, 1996, through September 30, 1996 versus the same period for the prior year. Comparable store sales at Bryn Mawr increased 4.7% during fiscal 1997 and 15.0% during the six months ended March 31, 1998. On a pro forma basis, assuming the completion of the Bryn Mawr Acquisition as of October 1, 1995, store contribution increased to 6.8% in fiscal 1997 from 3.1% in fiscal 1996. Bryn Mawr store contribution margin fell to 9.1% in the six months ended March 31, 1998 from 10.4% in the prior year period primarily due to preopening expenses incurred to open two new stores in the six months ended March 31, 1998 as well as start up sales levels at those two stores and two additional stores opened in May and June of 1997. The Company incurred preopening expenses of approximately $68,900 in connection with the two stores opened in the six months ended March 31, 1998. Excluding preopening expenses, store contribution margin for the 13 stores open throughout both periods rose to 10.8% in the six months ended March 31, 1998.


     The following table sets forth total revenues in thousands and store contribution as a percentage of total revenues for Bryn Mawr on a stand-alone basis:


                                 PRO FORMA                                     SIX MONTHS ENDED
                              12 MONTHS ENDED       12 MONTHS ENDED     -------------------------------
                           SEPTEMBER 30, 1996(1)   SEPTEMBER 30, 1997   MARCH 31, 1997   MARCH 31, 1998
                           ---------------------   ------------------   --------------   --------------
Total revenue............         $33,525               $35,432            $19,782          $28,359
Store contribution.......       3.1%                   6.8%               10.4%             9.1%


---------------
(1) The pro forma results are presented as if the Bryn Mawr Acquisition had occurred on October 1, 1995 and reflect the results of Bryn Mawr for a period under prior ownership. The pro forma results are based upon available information from the prior owner's financial statements and certain assumptions that the Company believes are reasonable under the circumstances. The pro forma results are not necessarily indicative of what the Company's results would have been for the period had the Company completed the Bryn Mawr Acquisition as of the date indicated.

HIFI BUYS


     As with the Bryn Mawr Acquisition, the Company initiated a series of strategic initiatives subsequent to the HiFi Buys Acquisition. In contrast to Bryn Mawr, these initiatives combined a planned decrease of revenue with a planned increase in gross margin and a substantial decrease in operating expenses to generate increased store contribution. Specifically, the Company (i) adjusted the merchandise mix to increase the proportion of mid and high-end products and reduce the number of lower margin introductory products, (ii) altered store employee compensation to reduce the emphasis on promotional sales and focus incentives on gross margin and store contribution, (iii) reduced marketing expenditures and shifted marketing emphasis from promotional advertising toward the Company's traditional relationship selling and every day competitive price message, (iv) converted the advertising program to emphasize electronic advertising and direct mail marketing as opposed to print media, (v) implemented the Automatic Price Protection program and (vi) eliminated $2.4 million of overhead by centralizing accounting, purchasing and other support infrastructure.



     Primarily as a result of these initiatives, the Company experienced a planned decline in comparable store sales of 29.9% during the period from the acquisition, May 30, 1997, through September 30, 1997 versus the same period for the prior year. In addition to the elimination of lower-end items from the product mix and reduced advertising, the comparable store sales decline was exacerbated by a relatively high sales level during June to September 1996 due to the Olympic Games in Atlanta. Comparable store sales declined 13.1% in the six months ended March 31, 1998 at HiFi Buys, and the Company expects such declines to continue through at least the quarter ended December 31, 1998 as it implements its operating strategy. Pro forma for the HiFi Buys Acquisition as of October 1, 1996, store contribution improved to 10.6% in the six months ended March 31, 1998 from 8.0% in the prior year period.


     The following table sets forth total revenues in thousands and store contribution as a percentage of total revenues for HiFi Buys on a stand-alone basis:


                                                      PRO FORMA
                                                  SIX MONTHS ENDED     SIX MONTHS ENDED
                                                  MARCH 31, 1997(1)     MARCH 31, 1998
                                                  -----------------    -----------------
Total revenue...................................    $52,450              $46,080
Store contribution..............................      8.0%                10.6%


---------------

(1) The pro forma results are presented as if the HiFi Buys Acquisition had occurred on October 1, 1996 and reflect the results of HiFi Buys for a period under prior ownership. The pro forma results are based upon available information from the prior owner's financial statements and certain assumptions that the Company believes are reasonable under the circumstances. The pro forma results are not necessarily indicative of what the Company's results would have been for the period had the Company completed the HiFi Buys Acquisition as of the date indicated.

RESULTS OF OPERATIONS

     The following table is derived from Selected Financial Data and sets forth, for the periods indicated, the actual amounts, in thousands, of certain income and expense items and their percentages relative to total revenue:


                                                                FISCAL YEARS ENDED             SIX MONTHS ENDED
                                                                   SEPTEMBER 30,                   MARCH 31,
                                                            ---------------------------    -------------------------
                                                            1995       1996       1997        1997          1998
                                                            -----      -----      -----    -----------   -----------
Total revenue.............................................  100.0%     100.0%     100.0%      100.0%        100.0%
Cost of sales.............................................   65.1%      64.3%      65.1%       64.7%         65.3%
  Gross profit............................................   34.9%      35.7%      34.9%       35.3%         34.7%
Selling expenses..........................................   25.6%      27.3%      26.8%       24.4%         23.4%
Corporate, general and administrative expenses............    5.4%       5.9%       6.1%        6.3%          4.2%
Amortization of goodwill..................................    0.1%       0.2%       0.4%        0.2%          0.3%
                                                            -----      -----      -----       -----         -----
  Income from operations..................................    3.7%       2.4%       1.5%        4.4%          6.8%
Interest expense..........................................    1.0%       0.8%       1.4%        0.8%          1.2%
                                                            -----      -----      -----       -----         -----
Income before income taxes................................    2.7%       1.7%       0.2%        3.6%          5.6%
Income tax expense (benefit)..............................   -0.3%      -0.6%       0.1%        1.4%          2.2%
                                                            -----      -----      -----       -----         -----
Net income................................................    3.0%       2.2%       0.1%        2.2%          3.3%
                                                            =====      =====      =====       =====         =====


  SIX MONTHS ENDED MARCH 31, 1998 AS COMPARED TO SIX MONTHS ENDED MARCH 31, 1997


     Total Revenue. Total revenue includes delivered sales, completed service center work orders, insurance replacement and corporate sales. Total revenue increased $68.5 million, or 113.1%, to $129.1 million in the six months ended March 31, 1998 from $60.6 million for the six months ended March 31, 1997. The increase was mainly comprised of $46.1 million from the HiFi Buys Acquisition, $7.9 million from other new stores, and $13.5 million comparable store sales growth. Comparable store sales increased by 8.2%, made up of a 31.1% increase at Tweeter, a 15.0% increase at Bryn Mawr and a planned 13.1% decrease at HiFi Buys. The exit from the New England market of certain competing retail chains has had a favorable impact on comparable store sales at Tweeter, while the increase at Bryn Mawr primarily resulted from the conversion to the Company's operating model. The decrease in HiFi Buys comparable store sales was primarily due to the planned elimination of entry level products and a decrease in associated promotional advertising.


     Gross Profit. Cost of sales includes merchandise, net delivery costs, distribution costs, purchase discounts and vendor volume rebates. Cost of sales increased $45.1 million, or 115.1%, to $84.3 million in the six months ended March 31, 1998 from $39.2 million in the six months ended March 31, 1997. Gross profit increased $23.4 million, or 109.6%, to $44.8 million in the six months ended March 31, 1998 from $21.4 million for the six months ended March 31, 1997. The gross margin decreased to 34.7% of total revenues in the six months ended March 31, 1998 from 35.3% for the prior year period. The decrease was primarily due to the inclusion of HiFi Buys' insurance replacement and corporate sales business, which operates at a lower margin than the Company's core retail product sales. The insurance replacement business provides merchandise replacement services for the customers of major insurance companies and also includes a corporate sales department that sells in bulk quantity to institutions such as hospitals and hotels. Additionally, this business acts as an order fulfillment house for catalog companies. For the six months ended March 31, 1998, insurance replacement revenues were $5.9 million with a gross margin of 14.7%. This was offset by an increase in volume-related vendor rebates. Excluding the HiFi Buys insurance replacement and corporate sales business, gross margin for the Company would have been 35.6%. Gross margin increased at Tweeter and Bryn Mawr in the six months ended March 31, 1998 over the prior year period.



     Selling Expenses. Selling expenses include the compensation of store personnel, occupancy, store level depreciation, advertising, preopening expenses and bank fees and exclude corporate overhead. Selling expenses increased $15.4 million, or 104.1%, to $30.2 million in the six months ended March 31, 1998 from $14.8 million for the six months ended March 31, 1997. The increase was principally associated with advertising, commissions related to increased sales, fees related to third party private label credit card promotions, rent and personnel costs associated with the stores acquired in the HiFi Buys Acquisition. As a percentage of total revenue, selling expenses declined to 23.4% for the six months ended March 31, 1998 from 24.4% in the prior year period. This decline was primarily the result of increased revenue at Tweeter and the inclusion of the HiFi Buys stores which have lower advertising expenses as a percentage of revenue than the Company's other stores due to their concentration in the Atlanta, Georgia market. Also, the HiFi Buys insurance replacement business generates significant revenues with reduced store level expenses.



     Corporate, General and Administrative Expenses. Corporate, general and administrative expenses include the costs of purchasing, accounting, information systems, human resources, training, executive officers and related support functions. Corporate, general and administrative expenses for the six months ended March 31, 1998 increased 42.0% to $5.4 million from $3.8 million for the six months ended March 31, 1997. As a percentage of total revenue, corporate, general and administrative expenses decreased to 4.2% for the six months ended March 31, 1998 from 6.3% for the prior year period as the Company benefited from a larger sales base. The Company believes that corporate, general and administrative expenses as a percentage of total revenue in future comparable periods will be consistent with the results achieved during the most recent six months.



     Amortization of Goodwill. Amortization of goodwill increased to $455,913 for the six months ended March 31, 1998 from $119,562 for the six months ended March 31, 1997. This increase is attributable to the additional goodwill recorded in connection with the HiFi Buys Acquisition.


     Interest Expense. Interest expense increased to $1.6 million for the six months ended March 31, 1998 from $513,520 for the six months ended March 31, 1996 due primarily to the increased debt incurred to fund the HiFi Buys Acquisition.

     Income Taxes. For a discussion of changes in the Company's effective tax rate, see Note 9 to Consolidated Financial Statements of the Company.

  FISCAL YEAR ENDED SEPTEMBER 30, 1997 AS COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1996

     Total Revenue. Total revenue increased $51.9 million, or 64.4%, to $132.5 million in fiscal 1997 from $80.6 million in fiscal 1996. The increase was due to $23.0 million in revenues associated with the HiFi Buys Acquisition as well as a full year of revenue from stores acquired in May 1996 in the Bryn Mawr Acquisition. Additionally comparable store sales increased 4.7% at the Company's Bryn Mawr stores. Total revenue increased 8.0% at the Tweeter stores, all of which came from new stores as comparable store sales decreased 4.5% during fiscal 1997 versus the prior year. The Company believes that the decline in comparable store sales was due to general weakness in the consumer electronics industry and a less effective marketing campaign for the first half of the fiscal year.

     Gross Profit. Cost of sales increased $34.5 million, or 66.6%, to $86.3 million in fiscal 1997 from $51.8 million in fiscal 1996. Gross profit increased $17.4 million, or 60.5%, to $46.2 million in fiscal 1997 from $28.8 million in fiscal 1996. Gross margin declined to 34.9% in fiscal 1997 from 35.7% in fiscal 1996. The decline was due to the impact of the gross margin at HiFi Buys, which was lower than the gross margin at the Tweeter and Bryn Mawr stores. The Company also incurred lower gross margin at Tweeter due to a reduction in vendor rebates resulting from lower than expected sales volume and an increase in the percentage of lower margin video products sold. Gross margin increased at Bryn Mawr as the Company converted the stores to its operating model.

     Selling Expenses. Selling expenses increased $13.6 million, or 61.7%, to $35.6 million in fiscal 1997 from $22.0 million in fiscal 1996. As a percentage of total revenue, selling expenses decreased to 26.8% in fiscal 1997 from 27.3% in fiscal 1996. The improvement in selling expenses as a percentage of revenue is a result of having the Bryn Mawr stores for the full year including the peak holiday selling season.

     Corporate, General and Administrative Expenses. Corporate, general and administrative expenses increased $3.4 million, or 71.8%, to $8.1 million in fiscal 1997 from $4.7 million in fiscal 1996. The increase was the result of investment in corporate infrastructure including the addition of purchasing, accounting and information systems staff in conjunction with the Bryn Mawr and HiFi Buys acquisitions and the Company's accelerated growth strategy. As a percentage of total revenue, corporate general and administrative expenses increased to 6.1% in fiscal 1997 from 5.9% in fiscal 1996 due to lower than anticipated sales and the timing of the HiFi Buys Acquisition.

     Amortization of Goodwill. Amortization of goodwill increased to $487,084 for fiscal 1997 from $129,273 for fiscal 1996. This increase is attributable to the additional goodwill recorded in connection with the HiFi Buys Acquisition, as well as a full year of goodwill amortization from the Bryn Mawr Acquisition.

     Interest Expense. Interest expense for fiscal 1997 increased $1.2 million to $1.8 million in fiscal 1997 from $616,879 in fiscal 1996. This increase was due to the issuance of the $15.0 million senior subordinated notes, the proceeds of which were used for the HiFi Buys Acquisition, as well as increased borrowings on the Company's revolving line of credit. As a percentage of total revenue, interest expense increased to 1.4% in fiscal 1997 from 0.8% in fiscal 1996.

     Income Taxes. For a discussion of changes in the Company's effective tax rate see Note 9 to Consolidated Financial Statements of the Company.

  FISCAL YEAR ENDED SEPTEMBER 30, 1996 AS COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1995


     Total Revenue. Total revenue increased $20.5 million, or 34.1%, to $80.6 million in fiscal 1996 from $60.1 million in fiscal 1995. Approximately $12.0 million of the increase was due to the inclusion of a partial year of revenues associated with the Bryn Mawr Acquisition. Revenue increased $8.5 million, or 14.1%, at the Tweeter stores, principally due to revenue from new stores. Comparable store sales increased 1.6% at the Tweeter stores due primarily to the general weakness of the consumer electronics industry. Comparable store sales increased 36.9% at the Bryn Mawr stores following the Bryn Mawr Acquisition.


     Gross Profit. Cost of sales increased $12.6 million, or 32.3%, to $51.8 million in fiscal 1996 from $39.2 million in fiscal 1995. Gross profit increased $7.8 million, or 37.4%, to $28.8 million in fiscal 1996 from $21.0 million in fiscal 1996. Gross margin increased to 35.7% in fiscal 1996 from 34.9% in fiscal 1995 principally due to the vendor rebates earned from the increased volume and the leveraging of distribution costs.

     Selling Expenses. Selling expenses increased $6.6 million, or 42.8%, to $22.0 million in fiscal 1996 from $15.4 million in fiscal 1995. As a percentage of sales, selling expenses increased to 27.3% in fiscal 1996 from 25.6% in fiscal 1995. The increase was due to the continued growth in the number of Tweeter stores, as well as the timing of the Bryn Mawr Acquisition.

     Corporate, General and Administrative Expenses. Corporate, general and administrative expenses increased $1.5 million, or 45.3% to $4.7 million in fiscal 1996 from $3.2 million in fiscal 1995. The increase was due to investment in infrastructure to support the Company's growth strategy including additions to its purchasing, training and accounting staff. The Company also entered into an operating lease for new information systems equipment. As a percentage of total revenue, corporate, general and administrative expense increased to 5.9% in fiscal 1996 from 5.4% in fiscal 1995. In addition to investment in infrastructure, the Company incurred expenses in anticipation of and following the Bryn Mawr Acquisition, while not benefiting from inclusion of revenue from the acquired stores during the peak holiday selling season.


     Amortization of Goodwill. Amortization of goodwill increased to $129,273 for fiscal 1996 from $65,268 for fiscal 1995. This increase is attributable to the additional goodwill recorded in connection with the Bryn Mawr Acquisition.


     Interest Expense. Interest expense remained constant at $616,879 in fiscal 1996 and $628,700 in fiscal 1995. Interest expense as a percentage of total revenues decreased to 0.8% in fiscal 1996 from 1.0% in fiscal 1995 as the Company leveraged expenses over a larger revenue base.


     Income Taxes. For a discussion of changes in the Company's effective tax rate see Note 9 to Consolidated Financial Statements of the Company.

SEASONALITY AND QUARTERLY RESULTS

     The Company's business is subject to seasonal variations. Historically, the Company has realized a significant portion of its total revenue and net income for the year during the first and fourth fiscal quarters, with a majority of net income for such quarters realized in the first fiscal quarter. Due to the importance of the holiday shopping season, any factors negatively impacting the holiday selling season could have a material adverse effect on the Company's financial condition and results of operations. The Company's quarterly results of operations may also fluctuate significantly due to a number of factors, including the timing of new store openings and acquisitions and unexpected changes in volume-related rebates from manufacturers. In addition, operating results may be negatively affected by increases in merchandise costs, price changes in response to competitive factors and unfavorable local, regional or national economic developments that result in reduced consumer spending.

     The following tables set forth certain quarterly financial data in thousands and percentages of total revenue for the ten quarters ended March 31, 1998. The quarterly information is unaudited but has been prepared on the same basis as the audited financial statements included elsewhere in this Prospectus. In the opinion of management, all necessary adjustments (consisting only of normal recurring adjustments) have been included to present fairly the unaudited quarterly results when read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus. The results of operations for any quarter are not necessarily indicative of the results for any future period. See "Risk
Factors -- Seasonality and Quarterly Fluctuations."

                                         THREE MONTHS ENDED
                                 ----------------------------------
                                  DECEMBER 31,         MARCH 31,
                                      1997               1998
                                 ---------------    ---------------
Total revenue..................  $74,617   100.0%   $54,512   100.0%
Cost of sales..................   49,236    66.0%    35,044    64.3%
                                 -------   -----    -------   -----
  Gross profit.................   25,381    34.0%    19,468    35.7%
Selling expenses...............   16,390    22.0%    13,818    25.3%
Corporate, general and
  administrative expenses......    2,617     3.5%     2,771     5.1%
Amortization of goodwill.......      221     0.3%       235     0.4%
                                 -------   -----    -------   -----
  Income from operations.......    6,153     8.2%     2,644     4.9%
Interest expense...............      865     1.2%       745     1.4%
                                 -------   -----    -------   -----
Income before income taxes.....    5,288     7.0%     1,899     3.5%
Income tax expense.............    2,115     2.8%       760     1.4%
                                 -------   -----    -------   -----
Net income.....................  $ 3,173     4.2%   $ 1,139     2.1%
                                 =======   =====    =======   =====
Stores open at beginning of
  period.......................       47                 50
New stores.....................        3                  0
Relocated stores...............        2                  0
Closed stores..................        0                  0
Acquired stores................        0                  0
Stores open at end of period...       50                 50



                                                            THREE MONTHS ENDED
                                 ------------------------------------------------------------------------
                                  DECEMBER 31,         MARCH 31,          JUNE 30,         SEPTEMBER 30,
                                      1996               1997              1997(1)            1997(1)
                                 ---------------    ---------------    ---------------    ---------------
Total revenue..................  $34,988   100.0%   $25,595   100.0%   $28,211   100.0%   $43,731   100.0%
Cost of sales..................   22,688    64.8%    16,493    64.4%    18,552    65.8%    28,582    65.4%
                                 -------   -----    -------   -----    -------   -----    -------   -----
  Gross profit.................   12,300    35.2%     9,102    35.6%     9,659    34.2%    15,149    34.6%
Selling expenses...............    7,927    22.7%     6,870    26.8%     8,160    28.9%    12,611    28.8%
Corporate, general and
  administrative expenses......    1,775     5.0%     2,018     8.0%     2,069     7.4%     2,240     5.1%
Amortization of goodwill.......       60     0.2%        60     0.2%       122     0.4%       245     0.6%
                                 -------   -----    -------   -----    -------   -----    -------   -----
  Income (loss) from
    operations.................    2,538     7.3%       154     0.6%      (692)   -2.5%        53     0.1%
Interest expense...............      274     0.8%       239     0.9%       473     1.7%       822     1.9%
                                 -------   -----    -------   -----    -------   -----    -------   -----
Income (loss) before income
  taxes........................    2,264     6.5%       (85)   -0.3%    (1,165)   -4.2%      (769)   -1.8%
Income tax expense (benefit)...      914     2.6%       (38)   -0.1%      (467)   -1.7%      (310)   -0.7%
                                 -------   -----    -------   -----    -------   -----    -------   -----
Net income (loss)..............  $ 1,350     3.9%   $   (47)   -0.2%   $  (698)   -2.5%   $  (459)   -1.1%
                                 =======   =====    =======   =====    =======   =====    =======   =====
Stores open at beginning of
  period.......................       33                 35                 35                 47
New stores.....................        2                  0                  2                  0
Relocated stores...............        0                  1                  0                  0
Closed stores..................        0                  0                  0                  0
Acquired stores................        0                  0                 10                  0
Stores open at end of period...       35                 35                 47                 47

                                                             THREE MONTHS ENDED
                                    ---------------------------------------------------------------------
                                     DECEMBER 31,        MARCH 31,         JUNE 30,        SEPTEMBER 30,
                                         1995              1996             1996(2)           1996(2)
                                    ---------------   ---------------   ---------------   ---------------
Total revenue.....................  $22,991   100.0%  $15,640   100.0%  $18,004   100.0%  $23,972   100.0%
Costs of sales....................   14,718    64.0%    9,905    63.3%   11,446    63.6%   15,747    65.7%
                                    -------           -------           -------           -------
  Gross profit....................    8,273    36.0%    5,735    36.7%    6,558    36.4%    8,225    34.3%
Selling expenses..................    4,917    21.4%    4,367    27.9%    5,698    31.6%    7,011    29.2%
Corporate, general and
  administrative expenses.........      793     3.4%      854     5.5%    1,418     7.9%    1,651     6.9%
Amortization of goodwill..........       16     0.1%       16     0.1%       32     0.2%       65     0.3%
                                    -------   -----   -------   -----   -------   -----   -------   -----
  Income (loss) from operations...    2,547    11.1%      498     3.2%     (590)   -3.3%     (502)   -2.1%
Interest expense..................      155     0.7%      108     0.7%      125     0.7%      229     1.0%
                                    -------   -----   -------   -----   -------   -----   -------   -----
Income (loss) before income
  taxes...........................    2,392    10.4%      390     2.5%     (715)   -4.0%     (731)   -3.1%
Income tax expense (benefit)(3)...      (26)   -0.1%      160     1.0%     (292)    1.6%     (295)   -1.2%
                                    -------   -----   -------   -----   -------   -----   -------   -----
Net income (loss).................  $ 2,418    10.5%  $   230     1.5%  $  (423)   -2.4%  $  (436)   -1.9%
                                    =======   =====   =======   =====   =======   =====   =======   =====
Stores open at beginning of
  period..........................       18                19                19                32
New stores........................        1                 0                 0                 1
Relocated stores..................        0                 1                 0                 0
Closed stores.....................        0                 0                 0                 0
Acquired stores...................        0                 0                13                 0
Stores open at end of period......       19                19                32                33


---------------
(1) Includes results of the HiFi Buys Acquisition from May 30, 1997, which was accounted for using the purchase method.
(2) Includes results of the Bryn Mawr Acquisition from May 13, 1996, which was accounted for using the purchase method.
(3) The Company operated as an S Corporation through November 1995 and was not subject to federal and certain state corporate income taxes. In connection with the recapitalization that occurred on November 26, 1995, the Company revoked its S election and became subject to taxation as a C Corporation, effective October 1, 1995. This resulted in a deferred tax benefit of $1.0 million, which was recorded in the three months ended December 31, 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash needs are primarily for working capital to support its inventory requirements, selling and administrative expenses and capital expenditures, pre-opening expenses and beginning inventory for new or relocated stores. Additionally, the Company pursues an active acquisition strategy, and capital needs arise as acquisition opportunities are pursued.


     Historically, the Company's primary sources of financing have been net cash from operations and borrowings under the Credit Facility. The Company's acquisitions have also been funded through the sale of equity or subordinated notes. At March 31, 1998 and March 31, 1997, the Company's working capital was $16.3 million and $2.3 million, respectively. Cash provided by operations was $1.8 million for the six months ended March 31, 1998, as compared to a use of $400,000 in cash from operations in the six months ended March 31, 1997. This increase is a result of $4.3 million in net income and an increase in accounts payable and accrued expenses of $2.4 million, offset by increases in inventory of $4.3 million and accounts receivable of $1.9 million.



     At September 30, 1997 and September 30, 1996, working capital was $11.9 million and $1.9 million, respectively. During fiscal 1997, cash used in operations was $6.2 million, principally due to a $6.5 million increase in inventory and a $1.3 million increase in accounts receivable. These increases were primarily due to the opening of new stores and relocation of existing stores. Cash generated by operations in fiscal 1996 and 1995 was $500,000 and $2.1 million, respectively. In these years, $2.4 million and $300,000, respectively, was used to increase inventory levels.


     Net cash used in investing activities during the six months ended March 31, 1998 and March 31, 1997 was approximately $1.3 million and $1.4 million, respectively. During fiscal 1997, net cash used in investing activities was $23.5 million, including $19.5 million for the HiFi Buys Acquisition. In addition, the Company used $4.0 million of cash in capital expenditures, mainly to open four new stores and relocate one store. During fiscal 1996, net cash used in investing activities was $11.2 million. Of that amount, $8.4 million was used in the Bryn Mawr Acquisition and $2.9 million was used to purchase property and equipment mainly associated with the opening of two new stores and the relocation of one store. On March 25, 1998 the Company entered into a purchase and sale agreement for a facility in Massachusetts that will serve as its new corporate headquarters, service center and distribution center in Massachusetts. The Company expects the purchase price and related building improvements to be approximately $5.3 million, and expects to finance the purchase with a mortgage of $4.0 million. There are no other material commitments for capital expenditures other than new store openings and remodeling or relocating existing stores in the next 12 months. Capital expenditures for new store openings and for remodeling or relocation of existing stores currently averages $855,100.



     In connection with a redemption of Common Stock from certain stockholders of the Company and the Bryn Mawr Acquisition in fiscal 1996, the Company sold shares of preferred stock for net proceeds of approximately $10.6 million and issued the $1.0 million Redemption Note to its redeeming stockholders. In connection with the HiFi Buys Acquisition in fiscal 1997, the Company sold shares of preferred stock for net proceeds of approximately $6.8 million, issued $15.0 million of 1997 Notes and issued the $1.2 million HiFi Buys Note, in addition to increasing the borrowing limit under its Credit Facility. See Notes 6 and 11 to the Consolidated Financial Statements of the Company and "Certain Transactions." At March 31, 1998, the Company had outstanding approximately $15.1 million under its Credit Facility, approximately $1.0 million under the Redemption Note, approximately $15.0 million under the 1997 Notes and approximately $900,000 under the HiFi Buys Note. Substantially all of such indebtedness will be paid in full upon the consummation of the Offering.



     The Credit Facility currently has a maximum availability of $20.0 million and a maturity date of June 1, 2000, and is secured by the inventory of the Company and certain other assets. The Company intends to obtain the New Credit Facility, in the amount of $30.0 million, effective upon the consummation of the Offering. The New Credit Facility will be used to refinance any remaining indebtedness under the Credit Facility (after application of proceeds of the Offering) and for general working capital and other corporate purposes.



     The Company has received a commitment letter (the "Commitment Letter") from the New Credit Lenders to provide the New Credit Facility. The Commitment Letter contemplates a three-year $30.0 million revolving line of credit in favor of the Company, secured by assets of the Company (including pledges of stock in certain affiliates). At the Company's election, interest accrues on borrowings at either
(i) the higher of BankBoston's Base Rate or the Federal Funds rate plus 0.50% or
(ii) the London Interbank Offered Rate ("LIBOR") plus an Applicable Margin varying from 100 to 175 basis points. Interest, but not principal, is payable during the term of the loan. The credit agreement will contain various financial covenants, including a maximum ratio of debt to EBITDA (as defined therein), cash flow and interest coverage tests, and a minimum net worth test, and also will provide for limitations on other indebtedness, liens, capital expenditures, mergers, payment of dividends, and certain other matters. The Commitment Letter provides that the closing of the New Credit Facility is conditioned upon certain events, including due diligence and final approval and completion of mutually satisfactory loan documentation.


     The Company believes that the net proceeds that it will receive from the Offering, together with the cash expected to be generated from operations and available borrowings under the New Credit Facility, will be sufficient to finance its working capital and capital expenditure requirements, exclusive of acquisitions, for at least the next 12 months.

IMPACT OF INFLATION

     Management does not believe that inflation has had a material adverse effect on the Company's results of operations. However, the Company cannot predict accurately the effect of inflation on future operating results.

RECENT ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board (FASB) recently issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share," SFAS No. 130, "Reporting Comprehensive Income," SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," and SFAS No. 132, "Employer's Disclosures About Pensions and Other Post Retirement Benefits".

     SFAS No. 128 changes the method of calculating earnings per share and is effective for interim and annual periods ending after December, 1997. It requires a dual presentation of basic and diluted earnings per share. The Company adopted SFAS No. 128 during fiscal year 1998. The Company had not previously reported earnings per share as it was not a public company.


     SFAS Nos. 130, 131 and 132 will be implemented during fiscal year 1999. Management does not expect that the adoption of these statements will have a material impact on the consolidated financial statements.

                                    BUSINESS

OVERVIEW


     The Company is a specialty retailer of mid to high-end audio and video consumer electronics products. The Company operates 51 stores under the Tweeter, Bryn Mawr and HiFi Buys names in the New England, Mid-Atlantic and Atlanta, Georgia markets, respectively. The Company's stores feature an extensive selection of home and car audio systems and components, portable audio equipment, and home video products including large screen televisions, DVD players, digital satellite systems, video cassette recorders and camcorders. The Company differentiates itself by focusing on consumers who seek audio and video products with advanced features, functionality and performance, and does not offer personal computers or home office equipment. The stores display products in an inviting retail environment averaging 10,000 square feet and are staffed with attentive, knowledgeable sales personnel. The Company seeks to build customer loyalty by combining a high level of service with competitive prices backed by its patented Automatic Price Protection program. The Company has been recognized as the "Consumer Electronics Retailer of the Year" in 1996 and 1997 by Audio Video International Magazine and the fastest growing consumer electronics retailer in the United States in 1997 by the TWICE Consumer Electronics Retail Registry.



     The Company opened its first store in 1972 in Boston under the Tweeter name, and over the next two decades grew exclusively through new store openings in New England, expanding to 18 stores by 1995. In 1995, the Company adopted an aggressive growth strategy (i) to open new stores in its existing regional markets and relocate certain stores to more favorable sites and (ii) to selectively pursue acquisitions in new regional markets and achieve operating improvements by converting acquired stores to the Company's core operating model and leveraging distribution, marketing and corporate infrastructure. The Company completed the Bryn Mawr Acquisition in May 1996 and the HiFi Buys Acquisition in May 1997.


INDUSTRY


     According to Company estimates, retail sales of audio and video products were expected to reach approximately $30 billion in 1997. The Company also estimates that between 1980 and 1997, the audio and video segment expanded at a compound annual growth rate of 4.3%, with faster growth of 5.6% from 1980 to 1990 due to new product introductions, including compact disc players and video cassette recorders, and more modest growth of 2.3% between 1990 and 1997 as product categories matured.


     The Company believes that the following trends in the consumer electronics industry create significant opportunities for a specialty retailer of audio and video products such as the Company:

  POSITIONING OF LARGE FORMAT, HIGH VOLUME RETAILERS


     In the 1990s, consumer electronics retailing has become increasingly dominated by large format stores, including superstores and mass merchandisers. These stores typically rely on high sales volumes by marketing a wide variety of products to a broad segment of consumers, with an emphasis on introductory level products. Many of these retailers have sought to capitalize on the growth of certain product categories within the overall consumer electronics industry, including personal computers, software, home office equipment and telecommunications equipment, which the Company believes has contributed to a decrease in emphasis by those stores on audio and video products. According to Company estimates, audio and video products accounted for 31% of total sales of consumer electronic products in 1997 versus 44% in 1990. The Company believes that because of their emphasis on high volume across broad product categories, these large format stores are unable to match the product knowledge, service and shopping environment of a specialty audio and video retailer such as the Company.

  CONSOLIDATION OF CONSUMER ELECTRONICS RETAILERS



     The retail consumer electronics industry is highly fragmented, and the Company estimates that the two largest superstore chains accounted for less than 25% of the total sales attributable to the 100 largest retailers in 1996. The Company believes that the expansion of large format chains has precipitated consolidation of the industry during the 1990s by placing competitive pressure on (i) regional broadline consumer electronics retailers with strategies undifferentiated from consumer electronics superstores and mass merchandisers, and (ii) smaller specialty retailers that may be successfully differentiated but which operate at a disadvantage due to limited scale, media inefficiencies, reduced purchasing power and lack of management depth. The Company believes that regional specialty retailers with strong consumer name recognition represent attractive acquisition candidates and that the smaller or weaker specialty retailers will continue to face significant competitive pressures, thereby providing opportunities for retailers with scale advantages to increase market share.


  ADVENT OF NEW TECHNOLOGIES


     Growth in the audio and video consumer electronics market has historically been accelerated by the introduction of new products based on technological innovations. For example, the proliferation of video cassette recorders and compact disc players helped to accelerate growth in the 1980s. The Company believes that a new generation of technology offers the prospect of increased industry sales with the introduction of digital video products such as DVD players and high definition televisions, as well as direct broadcast satellite systems and internet-ready televisions. According to statistics provided by DVD Video Group, approximately 500,000 DVD players were shipped within the first year after the product's release in March 1997, and over 1,000,000 players are projected to be shipped in 1998. The Company believes that specialty retailers with sales personnel capable of understanding and communicating the benefits of technologically advanced products to consumers are well positioned to capture the increased sales that may result should such products achieve market acceptance.



BUSINESS STRATEGY


     The Company's goal is to become the leading specialty retailer of high quality audio and video products. The key elements of the Company's business strategy are as follows:


  EXTENSIVE SELECTION OF MID TO HIGH-END AUDIO AND VIDEO PRODUCTS



     The Company concentrates on mid to high-end audio and video consumer electronics products. This focus differentiates it from larger format superstores and mass merchandisers, which offer a broad array of consumer electronics and non-electronics products with a higher emphasis on products priced at introductory price levels. The Company's emphasis on higher-end products positions it attractively to manufacturers seeking to sell more advanced or limited distribution products as part of their distribution strategy. Limited distribution products accounted for 43% of product sales for the Company for the six months ended March 31, 1998. As a result of its higher-end product focus, a historical early adopter customer base and its extensively trained sales force, the Company is often among the earliest retailers to offer new product innovations on behalf of manufacturers. In addition, the Company believes that its focused product offering allows for higher gross margin opportunities, appeals to a more service-conscious consumer and results in enhanced brand awareness of its regional names.


  EXCEPTIONAL CUSTOMER SERVICE


     The Company believes that the quality and knowledge of its sales associates is critical to its success and represents a significant competitive advantage. The Company's relationship selling model encourages sales associates to promote a comfortable, trusting, low pressure environment. The Company provides its new sales associates with five weeks of intensive classroom training, and all sales associates receive five to fifteen days of additional training per year, both at the store and at the Company's regional training centers. The sales force receives technical product and sales training prior to the Company's introduction of significant new products. The Company believes that the success of its operating model has enabled it to engender long term customer loyalty. Approximately 40% of customers who purchased from Tweeter stores in the six months ended March 31, 1998 had previously purchased products from the Company during the prior two fiscal years.


  DYNAMIC, INVITING STORES


     The Company's stores display products in a dynamic and inviting setting intended to encourage the customer to view and hear products in sound rooms architecturally and acoustically designed to simulate the customer's home or car environment. The store prototype is brightly painted, often in pastel colors, with many stores exhibiting hand-painted murals and other decorative artwork. Innovative and interactive product displays enable customers to sample and compare a variety of products. Each store contains a television wall displaying an extensive selection of televisions and related products, and many stores contain a movie theater room, complete with theater-style seats, which showcases the Company's home theater products.


  EVERY DAY COMPETITIVE PRICING


     The Company utilizes an "every day competitive pricing" strategy with fixed prices clearly marked on its products. Store managers regularly visit local competitors to ensure that the Company's pricing remains competitive within the store's local market. In addition, all product sales are backed by the Company's patented Automatic Price Protection program. Under this program, if a customer purchases a consumer electronics product from one of the Company's stores and a competitor within 25 miles of the store advertises a lower price within 30 days of purchase, the Company automatically sends a check to the customer for the difference without requiring the customer to request the payment. The Automatic Price Protection program is designed to remove pricing concerns from the purchase decision and, as a result, allows customers and the sales staff to focus on product functionality, performance and quality.

GROWTH STRATEGY

     The Company's growth strategy is (i) to open new stores in current regional markets and relocate certain stores to more favorable sites and (ii) to selectively pursue acquisitions in new regional markets and achieve operating improvements by converting the acquired company to its core operating model and leveraging distribution, marketing and corporate infrastructure.


  NEW STORES



     The Company intends to open new stores and relocate a limited number of stores within existing markets in order to increase penetration and leverage regional advertising, distribution, and operating efficiencies. During fiscal 1997, the Company opened two Tweeter stores and two Bryn Mawr stores, and relocated one Tweeter store. The Company currently intends to open five stores in fiscal 1998, comprised of two at Tweeter and three at Bryn Mawr, and to relocate two additional stores. Four of the five new stores planned for fiscal 1998 have been opened as of June 1, 1998. The Company intends to open 15 stores, and to relocate three stores, in fiscal 1999. The Company believes that its Bryn Mawr Acquisition and HiFi Buys Acquisition have provided it with platforms from which to open new stores within and around their respective markets.



  STRATEGIC ACQUISITIONS


     The Company believes that it has obtained, and can continue to obtain, significant benefits from the consummation of strategic acquisitions of existing specialty retailers with a similar product mix and strong consumer reputation in geographic markets in which the Company does not currently operate. The Company believes that it can leverage the performance of an acquisition candidate by (i) applying its sales management and sales incentive strategies, (ii) adjusting the product mix to be compatible with its emphasis on higher margin audio and video products, (iii) applying its advertising and marketing strategies and programs, including Automatic Price Protection and every day competitive pricing, (iv) implementing its relationship selling and customer service philosophies and (v) utilizing its purchasing and distribution capabilities and administrative infrastructure.


     The Company believes that acquisition opportunities are created by the fragmented nature of the consumer electronics industry, the limited exit strategies available to owners of local and regional specialty retailers, the competitive pressures presented by larger format superstores and mass merchandisers on those retailers, and the difficulties faced by local and regional specialty retailers in raising capital necessary to support inventory, advertising or expansion. The Company believes that it is a well positioned consolidator because the Company (i) is known within the industry as a leading specialty retailer, (ii) utilizes a store size and concept which can be readily adapted to acquired stores, (iii) has successfully consummated two strategic acquisitions, (iv) has developed an operational, administrative and marketing infrastructure with the proven capability to successfully integrate acquisitions, (v) enjoys experienced and proven senior management, having an average of 13 years of tenure with the Company and (vi) would seek to offer employment and managerial opportunities within the consolidated enterprise to qualified employees of the acquired retailer.


RECENT ACQUISITIONS


  ACQUISITION OF BRYN MAWR


     In May 1996, the Company completed the Bryn Mawr Acquisition. Like the Tweeter stores, the Bryn Mawr stores enjoyed considerable name recognition and targeted similar service-oriented customers. Since the Bryn Mawr stores offered a product mix similar to the Tweeter stores, the Company consummated the Bryn Mawr Acquisition with the goal of realizing increased revenues and store contribution through the application of the Company's established operational strategies to the acquired stores. Towards that goal, the Company adopted a series of strategic initiatives including (i) increasing advertising expenditures during the quarter following the acquisition and refocusing advertising to emphasize radio, television and direct marketing rather than print, (ii) implementing the Company's every day competitive pricing and Automatic Price Protection programs, (iii) initiating a substantial sales associate training program to improve product knowledge and enhance relationship selling skills and (iv) focusing the sales staff on higher margin products, particularly audio products.


  ACQUISITION OF HIFI BUYS



     In May 1997, the Company completed the HiFi Buys Acquisition. Like Tweeter and Bryn Mawr, HiFi Buys had created a strong reputation among consumers as a specialty retailer of high quality audio and video products. The HiFi Buys stores, at an average size of 15,000 square feet, are larger than the average Tweeter or Bryn Mawr stores. However, the HiFi Buys stores carried a broader product mix, including more entry level product offerings and marketed heavily through promotional newspaper advertising. The Company's integration strategy in the HiFi Buys Acquisition has been to increase store contribution by converting the HiFi Buys product mix to one compatible with the Company's and managing a planned decrease in sales while increasing gross margin and reducing operating expenses. Specifically, following the HiFi Buys Acquisition, the Company (i) adjusted the merchandise mix to increase the proportion of mid and high-end products and reduce the number of lower margin introductory products, (ii) altered store employee compensation to reduce the emphasis on promotional sales and focus incentives on gross margin and store contribution, (iii) reduced marketing expenditures and shifted marketing emphasis from promotional advertising toward the Company's traditional relationship selling and every day competitive pricing strategy, (iv) converted the advertising program to emphasize electronic advertising and direct mail marketing as opposed to print media, (v) implemented the Automatic Price Protection program and (vi) eliminated $2.4 million of overhead by centralizing accounting, purchasing and other support infrastructure.

STORE FORMAT AND OPERATIONS


  STORE FORMAT



     The Company currently operates 51 stores, comprised of 23 Tweeter stores in New England, 18 Bryn Mawr stores in the Mid-Atlantic market, and 10 HiFi Buys stores in the greater Atlanta, Georgia market. While the Company's stores vary in size, the current prototype is 10,000 square feet, with approximately 70% of square footage devoted to selling space. Many stores utilize mezzanine level storage space to reduce occupancy expense.



     The Company's store concept is intended to combine the comfort of the home environment with practical displays enabling consumers to sample and compare the features and functions of products in various combinations. The store prototype is brightly painted, often in pastel colors, with many stores exhibiting hand painted murals and other decorative artwork. Unlike many of the stores of the Company's competitors, which contain large, open spaces in which many different audio and video products are tested and sampled, the Company's stores feature individual sound rooms. The sound rooms are intended to architecturally and acoustically resemble a home or car environment to enable the customer to see and hear how products will perform, and allow the customer to listen to and compare various combinations of receivers, CD players, tape decks and speakers. In addition, each store contains a traditional television wall displaying an extensive selection of televisions and related products, and many stores contain a movie theater room, complete with theater-style seats, which showcases the Company's home theater products. Other displays, such as the "big red button," allow the customer to change, by pushing a button, mono television sound into a five speaker or surround sound experience. Each store also features a camcorder gallery which allows customers to sample different camcorders and shoot videos of their children within the adjacent children's play area. Some stores display a car on the selling floor which features a state-of-the-art car stereo system and serves to exhibit the Company's installation capabilities. Most stores provide car stereo installation through on-premises installation bays.



  STORE OPERATIONS



     Stores are typically staffed with a store manager, an assistant manager, 12 sales associates and two mobile electronics installers. The Company provides new sales associates with five weeks of intensive classroom training, and all sales associates receive five to fifteen days of additional training per year, both at the store and at the Company's regional training centers. The sales force receives technical product and sales training prior to the introduction of significant new products. Most stores are open seven days a week.



  STORE ECONOMICS


     The Company believes that it benefits from attractive store level economics. The average investment by the Company for the eight new stores opened in the 24 months ended March 31, 1998, including leasehold improvements, equipment, the cost of inventory (net of payables), and preopening expenses was $855,000. The average net sales and store level cash flow, which excludes any preopening expenses, allocated corporate overhead, depreciation and interest, but includes occupancy expense and advertising, for the 12 months ended March 31, 1998 was $3,389,000 and $317,000, respectively, for stores owned by the Company throughout the period.

SITE SELECTION

     The Company's stores average approximately 10,000 square feet and are typically located in free-standing buildings or strip shopping centers within high traffic shopping areas. New store sites are selected on the basis of several factors, including physical location, demographic characteristics of the local market, proximity to competitors, access to highways or other major roadways and available lease terms. The Company looks for co-tenants, such as bookstores, that are likely to draw customers who would otherwise be targeted by the Company within the site's relevant market and believes that close proximity to large format competitors is a positive factor due to increased customer traffic. All of the Company's stores are leased.

     Set forth below is a table summarizing the locations, opening years, and years of relocation where specified, of the Company's stores as of March 31, 1998:


          TWEETER                          BRYN MAWR                        HIFI BUYS
----------------------------   ---------------------------------   ----------------------------
                YEAR OPENED/                        YEAR OPENED/                   YEAR OPENED/
   LOCATION      RELOCATED          LOCATION         RELOCATED        LOCATION      RELOCATED
   --------     ------------        --------        ------------      --------     ------------
Boston, MA        1972         Bryn Mawr, PA          1946         Norcross, GA      1990
Cambridge, MA     1974  /      Maple Shade, NJ        1978         Alpharetta, GA    1991
                  1998         Abington, PA           1981         Athens, GA        1991
Newton, MA        1976  /      Allentown, PA          1982         Buckhead, GA      1993
                  1995         Montgomeryville, PA    1984         Southlake, GA     1993
Burlington, MA    1978  /      Wilmington, DE         1985  /      Tucker, GA        1993
                  1996                                1992         Kennesaw, GA      1995
Dedham, MA        1980         Harrisburg, PA         1986  /      Smyrna, GA        1995
Framingham, MA    1983                                1994         Northlake, GA     1995
Hyannis, MA       1983  /      Wilmington, DE         1987         Gwinnett, GA      1996
                  1994         Allentown, PA          1987
New London, CT    1985  /      Baltimore, MD          1990
                  1998         Timonium, MD           1990
Hanover, MA       1986         King of Prussia, PA    1995
Danbury, CT       1986  /      Glen Burnie, MD        1995
                  1997         Princeton, NJ          1997
Seekonk, MA       1988         Lancaster, PA          1997
Warwick, RI       1989         Reading, PA            1997
Newington, CT     1990         York, PA               1997
Avon, CT          1993         Deptford, NJ           1998
Peabody, MA       1993
Manchester, NH    1994
Salem, NH         1994
Boston, MA        1995
Milford, CT       1995
Holyoke, MA       1996
Portsmouth, NH    1996
Nashua, NH        1996
Attleboro, MA     1997


MERCHANDISE

     The Company's stores feature home and car audio systems and components, video products such as large screen televisions, digital satellite systems, video cassette recorders, camcorders, DVD players and other consumer electronics products such as cellular phones and portable audio equipment. The Company offers custom home and car stereo installation services and provides warranty and non-warranty repair services through all of its stores. The Company also offers insurance replacement services to insurance companies, providing replacement products to policyholders of such companies. Additionally, the Company has a corporate sales division which markets and sells Company products to businesses, institutions and other organizations. The Company's emphasis on mid to high-end products enables it to offer limited distribution products and to be among the earliest retailers to offer new product innovations on behalf of manufacturers. Limited distribution products accounted for 43% of the Company's sales during the six months ended March 31, 1998.


     The Company stocks products from over 75 vendors, including Adcom, Aiwa, Alpine, Bose, Boston Acoustics, Denon, Eclipse, Kenwood, Klipsch, Mirage, Mitsubishi, Monster Cable, Panasonic, Pioneer, ProScan, Rockford Fosgate, Sony and Yamaha. The Company seeks to manage its product mix to maximize gross margin. Historically, the Company's video products have yielded lower gross margin than audio products. Total sales of video products have increased at rates faster than the increases in audio product sales during the last several years as a result of the increased consumer interest in big screen televisions. Accordingly, the Company has adopted a "Sell Audio with Video" strategy in order to enhance overall gross margin through increases in sales of higher margin audio products.

     The table below sets forth the approximate percentages of revenues for each of the Company's primary product categories for its fiscal years ended September 30, 1996 and September 30, 1997 and for the six months ended March 31, 1997 and March 31, 1998. The percentage of revenues represented by each product category may be affected by, among other factors, competition, economic conditions, consumer trends, the introduction into the market of new products, changes in the Company's product mix, and the timing of marketing events. The percentages are also impacted by acquisitions of stores offering a different product mix. In particular, the increase in the percentage of revenue represented by video products in the year ended September 30, 1997 and six months ended March 31, 1998 versus the prior year periods was primarily driven by the inclusion of stores acquired in the HiFi Buys Acquisition. Video products represent a greater percentage of revenues at HiFi Buys than at the other Company stores. The historical percentages set forth below may not be indicative of revenue percentages for future periods:

                             PERCENTAGE OF REVENUES


                             YEAR ENDED          YEAR ENDED      SIX MONTHS ENDED  SIX MONTHS ENDED
   PRODUCT CATEGORY      SEPTEMBER 30, 1996  SEPTEMBER 30, 1997   MARCH 31, 1997    MARCH 31, 1998
-----------------------  ------------------  ------------------  ----------------  ----------------
Audio Equipment(1).....         35%                 33%                37%               31%
Video Equipment(2).....         36%                 36%                38%               41%
Mobile Equipment and
  Other(3).............         29%                 31%                25%               28%


---------------
(1) Includes speakers, cassette decks, receivers, turntables, compact disc players, mini disc players, amplifiers, preamplifiers, and portable audio equipment.
(2) Includes video cassette players, camcorders, televisions, projection televisions, DVD players, and satellite dishes.
(3) Includes car decks, amplifiers and speakers, car security products, navigation equipment, cellular phones, audio and video accessories, and extended performance guaranties.

PURCHASING AND INVENTORY

     The Company's purchasing and inventory control functions are based at its executive offices in Canton, Massachusetts. Purchasing decisions are made by the Company's buying team, which has primary responsibility for product selection, stocking levels and pricing. This process is facilitated by the Company's information systems which analyze stocking levels and product sell-through. The purchasing group continuously reviews new and existing products with a view towards maintaining a wide range of high quality, brand-name consumer electronics products within the Company's product mix. In order to remain current with new and developing products, the Company regularly hosts presentations by its major suppliers.

     In addition to making direct purchases, the Company is a member of PRO, a volume-buying group of 14 specialty electronics retailers across the country. This affiliation often provides the Company with opportunities to obtain additional vendor rebates, product discounts and promotional products. The Company is not obligated to make purchases through PRO. The Company's President serves on the Board of Directors of PRO.


     The Company sources products from more than 75 vendors, the largest of whom accounted for 24% of fiscal 1997 purchases. The Company does not maintain long term commitments or exclusive contracts with any particular vendor, but instead considers numerous factors, including price, credit terms, distribution, quality and compatibility with the Company's existing product mix, when making purchasing decisions. The Company utilizes a sophisticated automatic replenishment system for store inventory, maintaining stock levels and minimizing total dollars invested in inventory. The Company believes that its relationship with its large vendors is excellent and that its focused merchandising and high degree of customer service makes it an important distribution channel for its suppliers, particularly for the introduction of new products.


     The Company distributes products to stores through three regional distribution and service centers. The Canton, Massachusetts facility is approximately 32,000 square feet and currently serves as the Company's headquarters and distribution and service center for the Tweeter stores. The Company will be relocating this facility to a new 80,000 square foot facility two miles from its existing facility in August 1998. The King of Prussia, Pennsylvania distribution center is approximately 50,000 square feet and services the Bryn Mawr stores. The Atlanta, Georgia facility is approximately 80,000 square feet and services the HiFi Buys stores. The Company believes that these facilities are sufficient to handle the Company's planned expansion through at least the year 2000.


ADVERTISING AND MARKETING

     The Company targets consumers seeking informed advice concerning product selection and system integration of audio and video consumer electronics products. The Company's marketing strategy differs from its major competitors in that it relies substantially on electronic media, primarily radio, and an extensive direct marketing effort. The Company believes advertising on specific radio stations and at specific times allows it the flexibility to tailor its marketing message. The Company's radio advertising campaigns seek to generate name recognition and to reinforce identification of the Company as a source of high quality products at competitive prices, staffed with a knowledgeable, attentive sales force. This radio strategy is complemented with television advertisements and, less frequently, with print advertisements. The specific allocation of the Company's committed advertising dollars among the various types of advertising media is reviewed from time to time by Company management and, if necessary, adjusted to reflect the Company's assessment of advertising results and market conditions.


     The Company also relies on a sophisticated direct marketing campaign to its customers. The Company has developed a comprehensive database marketing program to attempt to match past customer purchasing history to the next logical purchase option for that customer. For example, the Company has distributed direct mail regarding surround sound products to customers who recently purchased large screen televisions. The Company also distributes an award-winning 100 page Buyer's Guide three times a year and a smaller catalog nine times per year. Management believes that its relatively inexpensive direct mail activities leverage and complement its general media advertising campaigns.


     The Company believes that its commitment to providing competitive pricing on its products is a critical component of its marketing and advertising strategy. In 1993, the Company abandoned its promotional marketing approach and adopted an every day competitive pricing strategy, with fixed prices clearly marked on its products. Store managers regularly visit the local competition to ensure the store's pricing remains competitive. At the same time, the Company's competitive prices are backed by its Automatic Price Protection program. Under the Automatic Price Protection program, if a customer purchases a consumer electronics product from one of the Company's stores and a competitor within 25 miles of that store advertises a lower price within 30 days of the customer's purchase, the Company automatically sends a check to the customer for the difference. Unlike other price guarantee programs in place within the industry, the refund process does not require the customer to call or return to the store to request a price match refund. The Automatic Price Protection program is intended to be hassle-free, customer friendly and viewed as a reflection of the Company's commitment to customer service. Most recently, in fiscal 1997, the Company began its "Wise Buys" program. Under this program, the Company's buyers identify special, reduced-priced items, often closeouts or last year's top-of-the-line models, which are purchased from the manufacturer and offered to the consumer at a substantial discount from the original retail price. The Company believes that the pricing of the Wise Buys items represents substantial value to the consumer with little or no negative impact to gross margin. The Company's advertisements frequently describe or refer to the Automatic Price Protection and Wise Buys programs.

INFORMATION SYSTEMS

     The Company utilizes a sophisticated, fully integrated mainframe-based management information system which updates after every transaction, and is accessible on a real-time basis to Company management, sales associates and product buyers. Extensive sales reporting and sales tracking is provided real-time on screen to store managers and individual sales associates which tracks category sales and benchmarks key sales data for the Company. This system enables management and store managers to review sales volume, gross margin and product mix on a per store or per sales associate basis, allows for the viewing of open orders, inventory value and mix, and tracks sales by product category, by sales associate and by store. The Company provides ongoing training and support in the use of this system and compensates and benchmarks the store managers based upon this information.

     The Company currently utilizes several software systems which will require modification or upgrading to accommodate the "Year 2000" changes needed for correct recording of dates in the year 2000 and beyond. The Company believes that all such systems can be changed by the end of 1999 and does not expect the cost of such changes to be material to the Company's financial condition or results of operations. The Company does not, however, currently have any information concerning Year 2000 compliance status of its suppliers. See "Risk Factors -- Year 2000 Compliance."

EMPLOYEES

     As of March 15, 1998, the Company had 979 employees, comprised of 910 full-time and 69 part-time employees. None of the Company's employees are covered by collective bargaining agreements, and the Company believes its relations with its employees are good. See "Risk Factors -- Dependence on Key Personnel."

INTELLECTUAL PROPERTY

     The Company's "Tweeter etc." and "Bryn Mawr Stereo" service marks have been registered with the United States Patent and Trademark Office. The Company has not registered the "HiFi Buys" service mark. The Company has submitted applications for registration of certain other of its service marks, which applications are currently pending. See "Risk Factors -- Intellectual Property."

PROPERTIES


     In addition to the Company's stores, all of which are leased, the Company also leases three distribution and office facilities in Canton, Massachusetts, King of Prussia, Pennsylvania, and Atlanta, Georgia, with lease terms expiring in 2001, 2011 and 2008, respectively. On March 25, 1998 the Company entered into a purchase and sale agreement for a facility in Canton, Massachusetts that will serve as its new corporate headquarters, service and distribution center in Massachusetts. The Company expects the purchase price and related building improvements to be approximately $5.3 million, and expects to finance the purchase with a mortgage of $4.0 million.

LITIGATION

     From time to time, the Company is involved in litigation in the ordinary course of the Company's business. In the opinion of management, no such litigation is likely to have a material adverse effect on the Company's results of operations or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth certain information with respect to executive officers, directors and certain other key employees of the Company immediately following the Offering:


NAME                               AGE                          POSITION
----                               ---                          --------
EXECUTIVE OFFICERS AND DIRECTORS
Samuel Bloomberg.................  46    Chairman, Chief Executive Officer and Director
Jeffrey Stone....................  41    President, Chief Operating Officer, Treasurer and
                                         Director
Joseph McGuire...................  37    Vice President, Chief Financial Officer and Chief
                                         Information Officer
Jeffrey Bloomberg(1).............  51    Director
Matthew Bronfman(2)..............  38    Director
Michael Cronin(1)(2).............  44    Director
Steven Fischman..................  57    Director

KEY EMPLOYEES
Roy Bertalotto...................  45    Vice President, New Store Development
Linda Christman..................  43    Vice President, Human Resources
David Ginsburg...................  47    Vice President, Southeastern Region
Dori Ginsburg....................  40    Vice President, Insurance Replacement
Albert Gordon....................  38    Vice President, Operations and Corporate Finance
Noah Herschman...................  35    Vice President, Marketing
Bernard Sapienza.................  35    Vice President, Purchasing
Paul Shindler....................  42    Vice President, Training


---------------
(1) Member of Audit Committee.
(2) Member of Compensation Committee.


     Samuel Bloomberg is a co-founder of the Company and has served as director and/or officer since its inception. Mr. Bloomberg has been Chief Executive Officer of the Company since September 1983 and Chairman of the Board since 1986. Mr. Bloomberg is the brother of Jeffrey Bloomberg.


     Jeffrey Stone has served as President and Chief Operating Officer, Treasurer and director of the Company since October 1990. From 1987 to 1990 Mr. Stone served as the Executive Vice President of Bread & Circus, a specialty natural foods supermarket chain and from 1983 to 1987 served as Vice President of Human Resources and Training for Scandinavian Design, a specialty furniture retailer. Mr. Stone is a Director of PRO, the buying group of specialty consumer electronics retailers of which the Company is a member.

     Joseph McGuire has been a Vice President, Chief Financial Officer and Chief Information Officer of the Company since May 1996. Prior to joining the Company, Mr. McGuire was the Chief Financial Officer of Bryn Mawr Radio & Television Centre, Inc. from 1987 to 1996.


     Jeffrey Bloomberg has served as director of the Company in 1972 and from 1992 to the present. From 1994 to the present, Mr. Bloomberg has also served as President of Bloomberg Associates, Inc., an investment banking company. Prior to that, from 1985 to 1993, Mr. Bloomberg served as Senior Managing Director at Bear Stearns & Co., Inc., specializing in corporate finance and mergers and acquisitions. Mr. Bloomberg is the brother of Samuel Bloomberg.



     Matthew Bronfman has served as director of the Company since 1989. In 1990 Mr. Bronfman served as director, and from 1991 to 1994 Mr. Bronfman served as Chairman and Chief Executive

Officer of Sterling Cellular Holdings, L.P., a private cellular telephone company. From 1994 to the present, Mr. Bronfman founded and has served as Chairman and Chief Executive Officer of Perfumes Isabell, a fragrance and gift company.


     Michael Cronin has served as director of the Company since November, 1995. From 1991 to the present Mr. Cronin has served as Managing Partner of Weston Presidio Capital. Mr. Cronin also serves as director of Tekni-plex, Inc. and Casella Waste Systems, Inc.



     Steven Fischman will serve as a director of the Company commencing upon the closing of the Offering. Since 1992, Mr. Fischman has been the President of New England Development ("NED"), a regional mall developer based in New England. Since 1996, Mr. Fischman has also served as Vice-Chairman of WellsPark Group Limited Partnership, a mall management company formed by NED and an unrelated partner. Prior to joining NED, Mr. Fischman was a director and shareholder in the Boston law firm of Goulston & Storrs, P.C., which firm is counsel to the Company. Mr. Fischman is also Chairman of the Board of Trustees of Newton-Wellesley Hospital.


     Roy Bertalotto has served as Vice President, New Store Development of the Company since 1992. Prior to that, Mr. Bertalotto served as a District Sales Manager from 1986 to 1988 and as Regional Vice President, Sales for eight southern New England stores from 1988 to 1992.

     Linda Christman has served as Vice President, Human Resources of the Company since 1997. Prior to that time, she served as the Director of Human Resources since 1987.

     David Ginsburg has served as Vice President, Southeastern Region of the Company since May 1997. Prior to joining the Company, Mr. Ginsburg served as a Vice President of HiFi Buys Incorporated.

     Dori Ginsburg has served as Vice President, Insurance Replacement of the Company since May 1997. Prior to joining the Company, Ms. Ginsburg served as Vice President, Insurance Replacement of HiFi Buys Incorporated.

     Albert Gordon has served as Vice President, Operations and Corporate Finance of the Company since 1995. From 1990 to 1994, Mr. Gordon served as Chief Financial Officer of Boston Publishing Co., Inc. From 1987 to 1991, Mr. Gordon held several management positions at The Westwood Group, a restaurant holding company, most recently as Vice President of Marketing and as Chief Financial Officer of its catalog business. From 1981 to 1983 Mr. Gordon served on the audit staff at KPMG Peat Marwick and from 1985 to 1987 Mr. Gordon was a member of brand management at Procter & Gamble.

     Noah Herschman has served as Vice President, Marketing of the Company since 1994. Prior to that, Mr. Herschman served as a Senior Product Buyer and Marketing Director from 1990 to 1994 and served as a sales consultant for the Company from 1988 to 1990.

     Bernard Sapienza has served as Vice President, Purchasing of the Company since 1994. Prior to that, from 1989 to 1994, Mr. Sapienza served as a Senior Product Buyer of the Company.

     Paul Shindler has served as Vice President, Training of the Company since 1994. Prior to that, Mr. Shindler served as Regional Vice President of Sales for the northern region and Training Director of the Company from 1991 to 1994 and served in various sales and training capacities for the Company from 1977 to 1987.

BOARD COMPOSITION


  REORGANIZATION OF BOARD



     The Company currently has five directors, comprised of Samuel Bloomberg, Jeffrey Stone, Jeffrey Bloomberg, Mathew Bronfman and Michael Cronin. Mr. Cronin has been appointed to the Board pursuant to the terms of the Company's outstanding Preferred Stock, which will be converted into Common Stock effective upon consummation of the Offering. Mr. Fischman will become a director upon the closing of the Offering. Effective upon the consummation of the Offering, the Board of Directors will be reorganized by dividing the Board into three staggered classes consisting of two Class I directors (Messrs. Bronfman and Fischman), two Class II directors (Messrs. Samuel Bloomberg and Cronin) and two Class III directors (Messrs. Stone and Jeffrey Bloomberg). The initial terms of the three classes will expire in 1999, 2000 and 2001, respectively. Beginning in 1999, directors of each class will be chosen for three-year terms upon the expiration of their current terms and each year one class of directors will be elected by Company stockholders. The Company believes that classification of the Board of Directors will help facilitate continuity and stability of the Company's business strategies and policies as determined by the Board of Directors. Holders of Common Stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the Common Stock will be able to elect all of the successors of the class of directors whose terms expire at that meeting.



  AUDIT COMMITTEE



     The Audit Committee of the Board of Directors makes recommendations concerning the engagement of independent public accountants, reviews the plans for and results of the audit engagement with the independent public accountants, approves professional services provided by the independent public accountants and review the adequacy of the Company's internal accounting controls. The Audit Committee consists of Jeffrey Bloomberg and Michael Cronin.



  COMPENSATION COMMITTEE



     The Compensation Committee of the Board of Directors establishes and implements compensation policies and programs for the Company's executive officers and exercises all powers of the Board of Directors in connection with the Company's incentive compensation and benefit plans. The Compensation Committee of the Board consists of Mathew Bronfman and Michael Cronin. In January 1996, the members of the Board of Directors who were not members of the Compensation Committee approved the grant to Mathew Bronfman of non-qualified stock options to purchase 107,584 shares of the Company's Common Stock at an exercise price of $1.524 per share. Such options, by their terms, were fully vested on the date of grant.


DIRECTORS' COMPENSATION


     The Company pays each director $1,875 per quarter, provided such director attends the meetings of the directors scheduled for such quarter. All directors are reimbursed for reasonable expenses incurred in attending meetings. Upon the consummation of the Offering and upon each subsequent election or re-election, each director who is not also an employee or affiliate of the Company will be granted options exercisable into 1,750 shares of Common Stock, with an exercise price equal to fair market value of the Common Stock at the date of grant pursuant to the 1998 Plan. See "Management -- Stock Plans."

EXECUTIVE COMPENSATION

     The following table sets forth the compensation earned by the Company's Chief Executive Officer and each of the other executive officers of the Company (the "Named Executives") for services rendered in all capacities to the Company during the fiscal year ended September 30, 1997:

                           SUMMARY COMPENSATION TABLE


                                                                     LONG-TERM
                                                                    COMPENSATION
                                                                    ------------
                                    ANNUAL COMPENSATION(1)           SECURITIES
                             ------------------------------------    UNDERLYING
                                                   OTHER ANNUAL       OPTIONS         ALL OTHER
NAME AND PRINCIPAL POSITION   SALARY     BONUS    COMPENSATION(2)       (#)        COMPENSATION(3)
---------------------------  --------   -------   ---------------   ------------   ---------------
Samuel Bloomberg..........   $204,876   $20,000       $1,960           66,240          $65,818
  Chairman and Chief
  Executive Officer
Jeffrey Stone.............   $204,037   $20,000       $1,448           48,610          $ 5,288
  President and Chief
  Operating Officer
Joseph McGuire............   $150,244   $ 5,300       $  466            2,624               --
  Vice President, Chief
  Financial Officer and
  Chief Information Officer


---------------
(1) The compensation described in this table does not include medical, group life insurance or other benefits received by the Named Executives which are available generally to all salaried employees of the Company.
(2) Represents amounts contributed by the Company under the Company's 401(k) Plan to the accounts of the Named Executives.
(3) Represents amount distributed to cover personal tax liability from the Company's prior status as a Subchapter 'S' corporation for federal income tax purposes. On November 25, 1995, as part of a recapitalization, the Company elected to be treated as a 'C' corporation for federal income tax purposes.

     The following table sets forth information relating to grants of stock options made during the fiscal year ended September 30, 1997 to each of the Named Executives under the Company's existing stock option plan:

                          OPTION GRANTS IN FISCAL 1997


                                                PERCENT OF
                               NUMBER OF       TOTAL OPTIONS                                GRANT
                              SECURITIES        GRANTED TO      EXERCISE                     DATE
                              UNDERLYING       EMPLOYEES IN       PRICE      EXPIRATION    PRESENT
           NAME             OPTIONS GRANTED     FISCAL YEAR     PER SHARE       DATE       VALUE(1)
           ----             ---------------    -------------    ---------    ----------    --------
Samuel Bloomberg..........      13,350              5.7%          $7.10         2007        $  267
                                52,890             22.7           $8.08         2007         1,058
                                ------             ----                                     ------
                                66,240             28.4%                                    $1,325
Jeffrey Stone.............      13,350              5.7%          $6.46         2007        $  267
                                35,260             15.2           $7.24         2007           705
                                ------             ----                                     ------
                                48,610             20.9%                                    $  972
Joseph McGuire............       2,624              1.1%          $7.24         2007        $   52


---------------

(1) The fair value of each stock option granted in fiscal 1997 under the Company's existing stock option plan was estimated on the date of grant using the Black-Scholes option pricing model assuming an expected volatility of 55%, a risk-free interest rate of 6%, an expected life of 4 years and no dividend payments. See Note 11 of Notes to Consolidated Financial Statements of the Company.

     The following table sets forth certain information regarding stock option exercises during the fiscal year ended September 30, 1997 and stock options held at such year end by the Named Executives. No options were exercised during such fiscal year by the Named Executives.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                              VALUE OF UNEXERCISED
                                                   NUMBER OF SECURITIES           IN-THE-MONEY
                                                  UNDERLYING UNEXERCISED            OPTIONS
                                                OPTIONS AT FISCAL YEAR-END     AT FISCAL YEAR-END
                                                       EXERCISABLE/               EXERCISABLE/
NAME                                                  UNEXERCISABLE              UNEXERCISABLE
----                                            --------------------------    --------------------
Samuel Bloomberg..............................             208,916/0                 $2,526,691/0
Jeffrey Stone.................................             114,978/0                 $1,343,651/0
Joseph McGuire................................          8,397/15,220             $110,187/188,265

EMPLOYMENT AGREEMENTS

     The summaries of the various employment agreements set forth below are qualified in their entirety by reference to such agreements, which are exhibits to the Registration Statement of which this Prospectus is a part.


  BLOOMBERG AND STONE AGREEMENTS



     Effective upon the consummation of the Offering, the Company will enter into five-year employment agreements with Samuel Bloomberg, to serve as Chairman of the Board and Chief Executive Officer of the Company, and with Jeffrey Stone, to serve as President and Chief Operating Officer of the Company (the "Employment Agreements"). The Employment Agreements provide that Messrs. Bloomberg and Stone will each receive a base salary of $300,000 per year through September 30, 1998, $325,000 from October 1, 1998 to September 30, 1999, and thereafter at the annual rate of at least $325,000, plus such increases as may be determined by the Compensation Committee of the Board of Directors. Each of Messrs. Bloomberg and Stone will have the opportunity to earn incentive bonuses based upon certain performance criteria, to be determined by the Compensation Committee, and the opportunity to receive stock options and other incentive awards under the Company's 1998 Stock Option and Incentive Plan.



     The Employment Agreements provide for continued employment until termination by either party. The Company, however, may terminate either Employment Agreement with or without cause at any time. If either executive's employment is terminated by the Company without cause, the Company is obligated to pay the respective executive an amount equal to such executive's unvested accrued benefits under any stock option plan, incentive plan or retirement plan plus severance pay calculated as follows: (i) if the executive is terminated in during the first three years of the agreement, he will receive an amount equal his annual base salary in effect in the year of termination for three years following termination; (ii) if the executive is terminated in the fourth year, he will receive an amount equal to two times his annual base salary in effect in the year of termination for two years following termination; and (iii) if the executive is terminated in the fifth or any subsequent year of the agreement, he will receive an amount equal to his annual base salary in the year of termination. The Employment Agreements also provide that if the Company and Messrs. Bloomberg and Stone do not renew the Agreements upon expiration, the Company may elect to pay such executives two years severance in exchange for a two-year non-competition arrangement.



  MCGUIRE EMPLOYMENT AGREEMENT



     Effective upon the consummation of the Offering the Company will enter into an employment agreement with Joseph McGuire to serve as Chief Financial Officer and Chief Information Officer of the Company. Under the terms of this three-year agreement, Mr. McGuire will earn a base annual salary of $185,000 and will have the opportunity to earn yearly incentive bonuses based on performance criteria (determined by the Compensation Committee). Mr. McGuire is also entitled to receive stock options and other incentive awards under the Company's stock option and incentive plans. The Company may elect, upon the expiration and non-renewal of the agreements, to pay Mr. McGuire two years of severance pay in exchange for a two-year non-competition agreement from Mr. McGuire. If Mr. McGuire's employment is terminated by the Company without cause, the Company is obligated to pay Mr. McGuire an amount equal to his base salary in the year of termination, and shall permit his options and incentives to continue to vest for one year following termination.


INSURANCE

     The Company intends to obtain a directors' and officers' liability insurance policy in the aggregate amount of $5.0 million. The directors' and officers' insurance will insure the (i) directors and officers of the Company from any claim arising out of an alleged wrongful act by the directors and officers in their respective capacities as directors and officers and (ii) Company to the extent that it has indemnified a director or officer for such loss.

STOCK PLANS


  1995 STOCK OPTION PLAN



     On November 28, 1995, the Company adopted its 1995 Stock Option Plan (the "1995 Stock Option Plan"). The 1995 Stock Option Plan allowed the Company to issue (i) options to purchase Common Stock which qualify as incentive stock options ("ISOs") under Section 422A(b) of the Internal Revenue Code of 1986 to Company employees and (ii) options to purchase Common Stock which do not qualify as ISOs ("Non-Qualified Options") to directors, officers, employees and consultants of the Company. Payment of the exercise price may be made in cash, shares of Common Stock, a combination of cash or stock or by any other method approved by the Board or the Compensation Committee. Options are not assignable or transferable except by will or the laws of descent and distribution. On June 1, 1998, the Board of Directors of the Company voted to terminate the 1995 Stock Option Plan effective on, and subject to, the consummation of the Offering. As of the date of this Prospectus, the Company had outstanding under the 1995 Stock Option Plan ISOs exercisable into 737,475 shares of Common Stock and Non-Qualified Options exercisable into 107,584 shares of Common Stock.



  1998 STOCK OPTION AND INCENTIVE PLAN



     The Company adopted the 1998 Stock Option and Incentive Plan (the "1998 Plan") on June 1, 1998 to provide incentives to attract and retain executive officers, directors, key employees and consultants. The summary of the 1998 Plan set forth below is qualified in its entirety by reference to the 1998 Plan, which is included as an exhibit to the Registration Statement of which this Prospectus is a part.



     The aggregate number of shares of Common Stock issuable under the 1998 Plan is equal to 19.6% of the total shares of Common Stock that will be issued and outstanding, on a fully diluted basis, upon completion of the Offering. In addition, the number of shares of Common Stock issuable under the 1998 Plan will increase, on each anniversary date of the adoption of the 1998 Plan, to that number of shares equal to the lesser of (i) 2% of the total number of shares of Common Stock that are issued and outstanding on a fully diluted basis on each such anniversary date or (ii) 150,000 shares of Common Stock. As options granted under the 1998 Plan are exercised, the number of shares represented by such previously outstanding options will again become available for issuance under the 1998 Plan up to a maximum of 100,000 shares of Common Stock annually.



     The 1998 Plan will expire five years following its adoption. Awards made thereunder and outstanding at the expiration of the 1998 Plans will survive in accordance with their terms.

     The 1998 Plan will be administered by the Compensation Committee of the Board of Directors, and will allow the Company to issue one or more of the following: stock options (ISOs and non-qualified options), restricted stock awards, stock appreciation rights, common stock in lieu of certain cash compensation, dividend equivalent rights, performance shares and performance units (collectively, "Plan Awards").



     In any plan year, no more than 25% of the shares reserved for issuance under the 1998 Stock Plan, may be used for Plan Awards consisting of restricted stock. All grants of restricted stock under the 1998 Stock Plan will be subject to vesting over seven years, subject, however, at the Administrator's discretion, to acceleration of vesting upon the achievement of specified performance goals.



     The 1998 Plan will also provide for the grant or issuance of Plan Awards to directors of the Company who are not employees of the Company. These options will vest over a period of three years; provided such non-employee director is not removed before the end of his or her term.



     On June 1, 1998, the Board of Directors authorized the grant of options ("June 1998 Options") under the 1998 Plan, exercisable for a total of 209,988 shares of Common Stock, to certain officers, directors and employees of the Company, including a grant of options to purchase 23,038 shares of Common Stock to Samuel Bloomberg, a grant of options to purchase 29,000 shares of Common Stock to Jeffrey Stone, a grant of options to purchase 8,000 shares of Common Stock to Joseph McGuire and grant of options to purchase 1,750 shares of Common Stock to each of Jeffrey Bloomberg, Matthew Bronfman, Michael Cronin and Steven Fischman.



     All such June 1998 Options will be granted upon the consummation of the Offering, and the exercise price for all such June 1998 Options will be the initial public offering price for the Common Stock.



INCENTIVE BONUS PLAN



     The Company maintains an Incentive Bonus Plan (the "Bonus Plan") for its senior employees and executives, pursuant to which cash bonuses may be paid to such employees and executives based on achievement of pre-established performance criteria. The Compensation Committee of the Board of Directors administers the Bonus Plan, and determines the applicable performance criteria and amounts issuable under this Plan on an annual basis.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of the date of this Prospectus and as adjusted to reflect the sale by the Company and the Selling Stockholders of the shares of Common Stock offered hereby (assuming no exercise of the Underwriters' over-allotment option), by (i) each person (or group of affiliated persons) known by the Company to be the beneficial owner of more than 5% of the outstanding Common Stock (assuming conversion of all outstanding Preferred Stock and the exercise of warrants to purchase 259,856 shares of Common Stock), (ii) each of the Company's Named Executives and directors, (iii) all of the Company's executive officers and directors as a group and (iv) the Selling Stockholders. Except as otherwise indicated in the footnotes to this table, the Company believes that the persons named in this table have sole voting and investment power with respect to all the shares of Common Stock indicated.


                                                   Shares          Number of
                                             Beneficially Owned     Shares            Shares
                                                Prior to the         Being      Beneficially Owned
                                                 Offering(1)        Offered    After the Offering(1)
                                             -------------------   ---------   ---------------------
       Name of Beneficial Owner:(2)           Number     Percent    Number       Number     Percent
       ----------------------------          ---------   -------   ---------   ----------   --------
Advent International Group(3)..............    883,871    22.7%          --      883,871      14.6%
Weston Presidio Offshore Capital C.V.(4)...    646,558    16.7           --      646,558      10.6
PNC Capital Corp(5)........................    457,403    11.2           --      457,403       7.3
Exeter Venture Management Corp.(6).........    333,632     8.6      333,632           --         *
BNP Venture Holding Corp.(7)...............    286,401     7.4           --      286,401       4.7
Seacoast Capital Partners, L.P.(8).........    209,855     5.2       50,000      159,855       2.6
Samuel Bloomberg(9)........................    912,362    22.3       85,119      827,243      13.1
Jeffrey Stone(10)..........................    321,618     8.0       16,473      305,145       4.9
Joseph McGuire(11).........................     12,595       *           --       12,595         *
Jeffrey Bloomberg(12)......................    291,059     7.5       17,478      273,581       4.5
Matthew Bronfman(13).......................    112,143     2.8           --      112,143       1.8
Michael Cronin(14).........................    646,558    16.7           --      646,558      10.6
Armin Biller(15)...........................     14,529       *        7,298        7,231         *
All executive officers and directors as a
  group (6 persons)(16)....................  2,296,335    52.9%     119,070    2,177,265      33.3%


---------------

   * Less than 1%.


 (1) Includes the number of shares and percentage ownership represented by such shares determined to be beneficially owned by a person in accordance with the rules of the Securities and Exchange Commission. The number of shares beneficially owned by a person includes shares of Common Stock that are subject to (a) options held by that person that are currently exercisable or exercisable within 60 days of the date of this Prospectus or (b) warrants that are currently exercisable or that will be exercisable upon consummation of the Offering. Such exercisable options and warrants are described in the footnotes to this table for each such person. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person.

(2) Unless otherwise specified, the address of all persons who are executive officers or directors of the Company is in care of the Company, 40 Hudson Road, Canton, Massachusetts 02021.

 (3) Includes 642,040 shares held by Global Private Equity II Limited Partnership (including 12,281 shares issuable upon exercise of outstanding warrants) and 241,831 shares held by Advent Direct Investment Program Limited Partnership (including 4,627 shares issuable upon exercise of outstanding warrants). Its address is 101 Federal Street, Boston, Massachusetts 02110.

 (4) Includes 11,832 shares issuable upon exercise of outstanding warrants. Its address is One Federal Street, Boston, Massachusetts 02110.

 (5) Includes 209,855 shares issuable upon exercise of outstanding warrants. Its address is One PNC Plaza, Pittsburgh, Pennsylvania 15222.

 (6) Includes 166,816 shares held by Exeter Venture Lenders, L.P. (including 104,928 shares issuable upon exercise of outstanding warrants) and 166,816 shares held by Exeter Equity Partners, L.P. (including 104,928 shares issuable upon exercise of outstanding warrants). The 333,632 shares sold by Exeter Venture Management Corp. include 166,816 shares sold by Exeter Venture Lenders, L.P. and 166,816 shares sold by Exeter Equity Partners, L.P. Its address is 10 East 53rd Street, New York, New York 10022.
 (7) Includes 3,383 shares issuable upon exercise of outstanding warrants. Its address is Banexi/12 Rue Chauchat, 75009 Paris, France.
 (8) Consists of 209,855 shares issuable upon exercise of outstanding warrants. Its address is 55 Ferncroft Road, Danvers, Massachusetts 01923.

 (9) Includes 48,912 shares held, in the aggregate, by the Samuel Bloomberg Family Trusts for the benefit of Mr. Bloomberg's children and 24,774 shares held by Carolina Bloomberg, the wife of Mr. Bloomberg. Carolina Bloomberg's 24,774 shares include 313 shares issuable upon exercise of outstanding warrants. Mr. Bloomberg expressly disclaims beneficial ownership of the shares held by the Samuel Bloomberg Family Trusts and Carolina Bloomberg. Also includes 208,916 shares subject to options granted by the Company to Mr. Bloomberg exercisable within 60 days of the date of this Prospectus. The 85,119 shares sold by Mr. Bloomberg include 17,234 shares sold by Carolina Bloomberg and 16,182 shares sold, in the aggregate, by the Samuel Bloomberg Family Trusts. After the Offering, Carolina Bloomberg will hold 7,540 shares (including 313 shares issuable upon the exercise of warrants) and the Samuel Bloomberg Family Trusts will hold, in the aggregate, 32,730 shares.

(10) Includes 26,240 shares held by trusts for the benefit of Mr. Stone's children. Mr. Stone expressly disclaims beneficial ownership of these shares. Also includes 114,978 shares subject to options granted by the Company to Mr. Stone exercisable within 60 days of the date of this Prospectus.
(11) Includes 12,595 shares subject to options granted by the Company exercisable within 60 days of the date of this Prospectus.

(12) Includes 8,083 shares held, in the aggregate, by trusts for the benefit of Mr. Bloomberg's children. Mr. Bloomberg expressly disclaims beneficial ownership of these shares. Also includes 48,912 shares held, in the aggregate, by the Samuel Bloomberg Family Trusts, of which Mr. Bloomberg is a trustee. Mr. Bloomberg expressly disclaims beneficial ownership of these shares. Also includes 6,560 shares subject to options granted by the Company to Mr. Bloomberg exercisable within 60 days of the date of this Prospectus and 609 shares issuable upon exercise of outstanding warrants. The 17,478 shares sold by Mr. Bloomberg include 16,182 shares sold, in the aggregate, by the Samuel Bloomberg Family Trusts. After the Offering, the Samuel Bloomberg Family Trusts will hold, in the aggregate, 32,730 shares.

(13) Includes 107,584 shares subject to options granted by the Company exercisable within 60 days of the date of this Prospectus and 84 shares issuable upon exercise of outstanding warrants.
(14) Includes shares held by Weston Presidio Offshore Capital C.V. ("Weston Presidio"). See Note 4 above. Mr. Cronin is a general partner of WP Capital Management, L.P., the general partner of Weston Presidio, and as such, may be deemed to share voting and investment power with respect to all shares held by Weston Presidio. Mr. Cronin expressly disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.
(15) Includes 313 shares issuable upon exercise of outstanding warrants.
(16) See Notes 9 through 14 above.

                              CERTAIN TRANSACTIONS

CERTAIN FINANCING TRANSACTIONS


     On November 28, 1995, the Company sold an aggregate of 911,787 shares of its Series A Preferred Stock in a private venture capital financing at a price of $6.46 per share. Among the purchasers in the initial closing of this financing were Weston Presidio Offshore Capital, C.V. and BNP Venture Holding Corp., each 5% stockholders of the Company, and Matthew Bronfman and Jeffrey Bloomberg, directors of the Company, and Armin Biller and Harriet Bloomberg, family members of directors and executive officers of the Company. In connection with such transaction, Bloomberg Associates, Inc., of which Jeffrey Bloomberg, a director of the Company, is President, received $150,000 in consulting fees in connection with a capital restructuring of the Company. At the same time, the Company repurchased its outstanding Common Stock of the Company then held by Matthew Bronfman (a director of the Company) and certain of his family members, for approximately $550,000 in cash and a $1.0 million subordinated promissory note accruing interest at an effective rate of 10.8% per annum (the "Redemption Note"). The Redemption Note must be repaid in full upon the closing of the Offering, together with an additional payment of approximately $814,000 due to such redeeming stockholders upon the consummation of the Offering.


     On May 13, 1996, in connection with the Bryn Mawr Acquisition, the Company sold an additional 788,349 shares of Series A Preferred Stock for net proceeds of $5.1 million to Advent Direct Investment Program Limited Partnership and Global Private Equity II Limited Partnership, each a 5% stockholder of the Company, and to Carolina Bloomberg, the spouse of Samuel Bloomberg.


     On March 7, 1997, and in connection with a $2.0 million bridge loan from a predecessor of BankBoston, the Company's existing lender ("BankBoston"), the Company entered into a Warrant and Debenture Commitment with certain of its stockholders including Global Private Equity II Limited Partnership, Weston Presidio Offshore Capital, C.V., Advent Direct Investment Program Limited Partnership, BNP Venture Holding Corp., Jeffrey Bloomberg, Matthew Bronfman, Carolina Bloomberg, Harriet Bloomberg and Armin Biller. Pursuant to the terms of the Warrant and Debenture Commitment, the participating stockholders agreed, upon a put by BankBoston or at the request of the Company, to purchase 10% Convertible Debentures in an aggregate amount of $2.0 million (the "Debentures"). In consideration for this obligation, the Company issued to the participating stockholders warrants to purchase 37,138 shares of Common Stock at an exercise price of $6.46 per share. The Debentures were never issued because the bridge loan was paid in full on May 30, 1997.



     On May 30, 1997, in connection with the HiFi Buys Acquisition, the Company sold an aggregate of 866,425 shares of its Series B Preferred Stock to additional and existing investors at $8.08 per share. Among such investors were Weston Presidio Offshore Capital, C.V., Advent Direct Investment Program Limited Partnership, BNP Venture Holding Corp., PNC Capital Corp, Jeffrey Bloomberg, Matthew Bronfman, Carolina Bloomberg and Harriet Bloomberg. At the same time, the Company issued $15 million in Senior Subordinated Notes (the "Senior Notes") and detachable warrants to purchase an aggregate of up to 629,566 shares of Common Stock with an exercise price of $.002 per share to PNC Capital Corp, Seacoast Capital Partners, L.P., Exeter Venture Lenders, L.P., and Exeter Equity Partners, L.P. (the "Exeter Entities"), each a 5% stockholder of the Company. Each of PNC Capital Corp and Seacoast Capital Partners, L.P. holds $5.0 million of the Senior Notes and warrants to purchase 209,856 shares of Common Stock, and each of the Exeter Entities holds $2.5 million of the Senior Notes and Warrants to purchase 104,928 shares of Common Stock. Each Exeter Entity is selling all 104,928 shares of Common Stock issuable upon exercise of such warrants as a Selling Stockholder in the Offering. Seacoast Capital Partners, L.P. is selling 50,000 shares of Common Stock issuable upon partial exercise of its warrants as a Selling Stockholder in the Offering.

OTHER TRANSACTIONS AND RELATIONSHIPS


     In May 1996, in connection with the Bryn Mawr Acquisition, the Company entered into a consulting agreement with Fred Lokoff, the former owner of Bryn Mawr and a former director of the Company. This consulting agreement was amended as of April 23, 1997 and currently has a term of four years (the "Consulting Period") expiring May 2000. Pursuant to the amended agreement, the Company is obligated to pay Mr. Lokoff out-of-pocket expenses plus a monthly payment of $20,833 for each month during the first year of the Consulting Period, and $4,167 for each month during years three and four of the Consulting Period. The Company also entered into a 15 year lease of its King of Prussia, Pennsylvania distribution facility with an affiliate of Mr. Lokoff and agreed to sublease a portion in this distribution facility back to another affiliate of Mr. Lokoff at no rental charge. During fiscal 1997, the Company paid approximately $276,000 in total rent under such lease.



     The Company leases space for its Crystal Mall store in Waterford, Connecticut from an affiliate of NED. This mall is managed by WellsPark Group Limited Partnership. Steven Fischman, who will serve as director of the Company commencing upon the consummation of the Offering, is the President of NED and the Vice Chairman of WellsPark Group Limited Partnership. The Company paid such lessor $167,043 in rent and related charges during fiscal 1997, and $204,594 in rent and related charges in fiscal 1998 through May 31, 1998.

                          DESCRIPTION OF CAPITAL STOCK


     Effective upon the consummation of the Offering, the authorized capital stock of the Company will consist of 30,000,000 shares of Common Stock, $.01 par value, and 10,000,000 shares of Preferred Stock, $.01 par value. Prior to the Offering, there were outstanding an aggregate of 1,700,136 shares of Series A Preferred Stock and 866,425 shares of Series B Preferred Stock which will automatically convert into an aggregate of 2,566,561 shares of Common Stock upon the consummation of the Offering. In addition, prior to the Offering, there were outstanding warrants to purchase an aggregate of 771,664 shares of Common Stock at a weighted average exercise price of $1.42. Of these, warrants to purchase 259,856 shares of Common Stock will be exercised immediately prior to the closing of the Offering and these shares will be sold by Selling Stockholders in the Offering.


     The following summary description of the Company's capital stock is not intended to be complete and is qualified in its entirety by reference to the provisions of applicable law and to the Company's Amended and Restated Certificate of Incorporation (the "Charter") and Amended and Restated By-laws (the "By-laws"), filed as exhibits to the Registration Statement of which this Prospectus is a part. The Charter and By-laws will be effective upon the consummation of the Offering.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding Preferred Stock which the Company may designate and issue in the future. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in the Offering will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

PREFERRED STOCK


     Under the terms of the Charter, the Board of Directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the Board of Directors. The purpose of authorizing the Board of Directors to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock, but the Company will, effective upon the consummation of the Offering, authorize and reserve shares of Series A Junior Preferred Stock for issuance in connection with the Rights Plan discussed below. See "Risk Factors -- Effect of Certain Charter and By-law Provisions; Antitakeover Provisions."

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS; ANTI-TAKEOVER EFFECTS


     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or the business combination is approved in a prescribed manner, or certain other conditions are satisfied. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.


     The By-laws provide that (i) the number of directors shall be determined from time to time by resolution adopted by a majority of the Board of Directors,
(ii) vacancies on the Board of Directors must be filled by the Board unless and until filled by the stockholders, and (iii) directors may be removed only for cause by the vote of the holders of at least 75% of the shares then entitled to vote at an election of directors.


     The By-laws provide for a classified Board of Directors consisting of three classes of directors having staggered terms of three years each, with each of the classes being as nearly equal as possible. A single class of directors will be elected each year at the Company's annual meeting of stockholders. Subject to transition provisions, each director elected at each such meeting will serve for a term ending on the date of the third annual meeting of stockholders after his election and until his successor has been elected and duly qualified. See "Management -- Board Composition."

     The Charter empowers the Board of Directors, when considering a tender offer or merger or acquisition proposal, to take into account any factors that the Board of Directors determines to be relevant, including, without limitation,
(i) the interests of the Company's stockholders, including the possibility that these interests might be best served by the continued independence of the Company, (ii) whether the proposed transaction might violate federal or state laws, (iii) not only the consideration being offered in the proposed transaction, in relation to the then current market price for the outstanding capital stock of the Company, but also the market price for the capital stock of the Company over a period of years, the estimated price that might be achieved in a negotiated sale of the Company as a whole or in part or through orderly liquidation, the premiums over market price for the securities of other corporations in similar transactions, current political, economic and other factors bearing on securities prices and the Company's financial condition and future prospects, and (iv) the social, legal and economic effects upon employees, suppliers, customers, creditors and others having similar relationships with the Company, upon the communities in which the Company conducts its business and upon the economy of the state, region and nation.


     Under the By-laws, special meetings of the stockholders may be called only by 51% of the Board of Directors then in office, or by the Chairman of the Board or the Chief Executive Officer, and only matters set forth in the notice calling any such meeting may be considered at the meeting. The Charter provides that stockholder actions must be taken at a meeting at which a quorum of stockholders is present in person or by proxy and that stockholders will not be entitled to take action by written consent in lieu of a meeting. The By-laws provide that the Board of Directors may postpone a scheduled stockholders' meeting, and the Chairman of the Board may adjourn a stockholders' meeting even if a quorum is present. Nominations for election to the Board of Directors may be made either by the Board or by holders of at least 1% of the issued and outstanding voting shares of the Company who have held such stock for at least one year. Stockholder nominations of director nominees who are not nominated by the Board of Directors must be submitted to the Secretary of the Company not less than 120 days prior to the date when the Corporation first mailed to the stockholders its proxy statement for the previous year's annual meeting.

     The foregoing provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions which are favored by the holders of a majority of the then outstanding voting securities of the Company. These provisions may also discourage another person or entity from making a tender offer for the Company's Common Stock, because such person or entity, even if it acquired a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

     The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The Charter requires the affirmative vote of the holders of at least 75% of the outstanding voting stock of the Company to amend or repeal any of the foregoing Charter provisions. A 75% vote of stockholders is required for the stockholders to adopt, amend or repeal any By-law provisions. The By-laws may also be amended or repealed by a majority vote of the Board of Directors subject to any limitations set forth in the By-laws.

STOCKHOLDER RIGHTS PLAN

     The Company's Board of Directors will adopt, effective upon the consummation of the Offering, a Stockholder Rights Plan (the "Rights Plan"). The adoption of the Rights Plan by the Board is likely to make it more difficult for a third party to acquire the Company or large portions of its Common Stock. Set forth below is a general summary of the Rights Plan. Such summary is qualified in its entirety by reference to the Rights Plan, a copy of which is included as an exhibit to the Registration Statement of which this Prospectus is a part.


     One preferred stock purchase right (a "Right") will be distributed, by way of dividend for each outstanding share of Common Stock, to stockholders of record as of a day prior to the effectiveness of the Registration Statement of which this Prospectus is a part (the "Record Date"). In addition, one Right will automatically attach to each share of Common Stock issued between the Record Date and the Distribution Date (as hereinafter defined). Each Right entitles the holder thereof to purchase one one-thousandth of one share (each, a "Unit") of the Company's Series A Junior Participating Cumulative Preferred Stock, $.01 par value (the "Junior Preferred Stock") at a cash purchase price per Unit of $100, subject to adjustment. The Rights and their exercise price will be adjusted to take into account certain dilutive events.


     The Junior Preferred Stock shall rank prior and senior to the Common Stock with respect to dividends and distributions but junior to any series or class of Preferred Stock that is designated as senior to the Junior Preferred Stock. The holders of the Junior Preferred Stock shall be entitled to receive quarterly dividends when, as and if declared by the Board of Directors, commencing on the first day of March, June, September or December occurring after the first issuance of a share or fraction of a share of the Junior Preferred Stock, in an amount per share equal to the greater of (i) $1.00, or (ii) 1,000 times the aggregate per share amount of all dividends declared on the Common Stock. Dividends shall accrue and be cumulative but shall not accrue interest. Except as otherwise provided by law or set forth below, the holders of shares of Junior Preferred Stock shall vote together with the Common Stock, and any other capital stock of the Company having general voting rights, as one class. Each share of Junior Preferred Stock shall entitle the holder thereof to 1,000 votes on all matters submitted to a vote.

     Whenever dividends payable on any shares of Junior Preferred Stock shall be in arrears in an amount equal to two full quarterly dividends (whether or not declared and whether or not consecutive), the holders of the Junior Preferred Stock, voting separately as a single class, shall have the right to elect two directors of the Company at a special meeting of the stockholders or at the Company's next annual meeting of stockholders and at each subsequent annual meeting of stockholders. In such event, the size of the Board shall be increased accordingly and the vacancies created thereby shall be filled by the vote of the holders of the Junior Preferred Stock. Such election right shall terminate at such time as all arrears in dividends shall have been paid or declared and set apart for payment, whereupon the terms of office of all Junior Preferred Directors shall terminate.


     Upon the earlier to occur of (i) the tenth calendar day after the announcement that an "Acquiring Person" has acquired beneficial ownership of more than 15% of the outstanding shares of Common Stock (such date being the "Stock Acquisition Date"), or (ii) the tenth business day following the announcement of a tender offer or exchange offer that, upon consummation, would result in a person or group becoming the beneficial owner of more than 15% of the outstanding shares of Common Stock (such date being the "Tender Offer Date"); the rights shall separate from the Common Stock and become exercisable (such earlier date of the Stock Acquisition Date and the Tender Offer Date being the "Distribution Date"). An "Acquiring Person" shall be defined as a person or group of affiliated or associated persons that has acquired more than 15% of the outstanding shares of Common Stock, but shall not be deemed to include any underwriters in their capacities as such. No person who is a stockholder of the Company immediately prior to the consummation of the Offering will be an Acquiring Person unless that person acquires beneficial ownership of both (i) more than 20% of the outstanding Common Stock (other than Common Stock issuable upon exercise of stock options granted under an incentive plan approved by the Board of Directors), and (ii) a greater percentage of the then outstanding Common Stock than the percentage held by such person as of the consummation of the Offering.


     At any time after a Distribution Date, the Board may, in its discretion, exchange all or any part of the then outstanding and exercisable Rights for shares of Common Stock or Units of Junior Preferred Stock. The exchange ratio shall be one share of Common Stock or one Unit of Junior Preferred Stock for each Right. However, the Board will not have the authority to effect such an exchange after any person becomes the beneficial owner of 50% or more of the Common Stock of the Company. The Rights may be redeemed in whole but not in part, at a price of $0.001 per Right by the Board of Directors only until the earlier of (i) the tenth calendar year after a Distribution Date, or (ii) the expiration date of the Rights Plan. The Board in its sole discretion may amend the Rights Plan until a Distribution Date. After a Distribution Date, the Board may make certain amendments to the Rights Agreement but none that will adversely affect the interests of Rights holders.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Charter contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director's personal liability for monetary damages resulting from a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or
(iv) for any transaction from which the director derives an improper personal benefit. These provisions do not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a director's liability under federal securities laws. The Charter also contains provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Company's Common Stock is BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to the Offering, there has been no public market for the Common Stock and there can be no assurances with respect to the effect, if any, that public sales of shares or the availability of shares will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market following the Offering, or the perception that such sales may occur, could adversely affect the market price of the Common Stock and could impair the Company's future ability to obtain capital through an offering of equity securities. See "Risk Factors -- Shares Eligible for Future Sale."


     As of March 31, 1998, the Company had outstanding 3,882,690 shares of Common Stock (assuming conversion of all outstanding Preferred Stock into an aggregate of 2,566,561 shares of Common Stock and the exercise of warrants to purchase 259,856 shares of Common Stock) held of record by 23 stockholders. Upon completion of the Offering, the Company will have 6,082,690 shares of Common Stock outstanding (assuming no exercise of outstanding options or warrants other than warrants exercisable into 259,856 shares of Common Stock being sold by a Selling Stockholder in the Offering, but assuming conversion of all outstanding Preferred Stock into 2,566,561 shares of Common Stock, each of which will occur upon consummation of the Offering). Of these outstanding shares, the 2,710,000 shares of Common Stock being sold in the Offering will be freely tradable without restriction or further registration under the Securities Act, except for shares acquired by an "affiliate" or "affiliates" of the Company (as that term is used in Rule 144 promulgated under the Securities Act, "Affiliate" or "Affiliates"), which may generally only be sold in compliance with the limitations of Rule 144 as described below.


SALES OF RESTRICTED SHARES

     The remaining 3,372,690 shares of Common Stock were issued and sold by the Company prior to the Offering in private transactions and therefore constitute "restricted securities" under Rule 144. As a result, such shares may not be resold unless they are registered under the Securities Act or are sold pursuant to an applicable exemption from registration, such as Rule 144. The Company and its existing stockholders holding all of the Preferred Stock and Common Stock outstanding immediately prior to the Offering have agreed pursuant to lock-up agreements ("Lock-Up Agreements") not to sell, offer or contract to sell, sell short, engage in certain hedging transactions or otherwise dispose of, with certain exceptions, any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated. See "Underwriting."

     In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated) who has beneficially owned "restricted" shares (as defined under Rule 144) for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock or (ii) the average weekly trading volume of the Common Stock reported through the Nasdaq Stock Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. In addition, a stockholder who is not deemed an Affiliate at any time during the 90 days preceding a sale and who has beneficially owned his shares for at least two years, is entitled to sell such shares under Rule 144(k) without regard to volume limitations, manner of sale provisions, notice requirements or the availability of current public information concerning the Company.

OPTIONS


     The Company has granted options to purchase an aggregate of 845,059 shares of Common Stock to certain directors, officers and employees pursuant to the 1995 Stock Option Plan and, upon the consummation of the Offering, will grant options to purchase 209,988 shares of Common Stock to certain directors, officers and employees pursuant to the 1998 Plan. All shares issuable upon exercise of options are subject to Lock-up Agreements or to a lock-up period of 120 days pursuant to the Company's stock option agreements.


WARRANTS


     As of the date of this Prospectus, warrants to purchase an aggregate of 511,808 shares of Common Stock were outstanding, at an average weighted exercise price of $2.13 per share, excluding warrants to purchase 259,856 shares which will be exercised and sold in the Offering. All of these warrants were issued by the Company between March 7, 1997 and May 30, 1997. All of the shares issuable pursuant to such warrants are subject to Lock-up Agreements.


REGISTRATION RIGHTS

     The Company has entered into registration rights agreements with certain of its stockholders owning an aggregate of 3,884,498 shares of Common Stock, which provide those stockholders with prescribed rights, subject to certain conditions and limitations, to require the Company to register the sale of shares of Common Stock held by such stockholders under the Securities Act or to include such shares in a registered offering being effected by the Company for its own account. Copies of such registration rights agreements are included as exhibits to the Registration Statement of which this Prospectus is a part. All of the shares entitled to the benefits of such registration rights agreements are subject to Lock-up Agreements.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, BT Alex. Brown Incorporated, PaineWebber Incorporated and Dain Rauscher Wessels, a division of Dain Rauscher Incorporated ("Dain Rauscher Wessels") have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:


                                                               NUMBER OF
                        UNDERWRITER                            SHARES(1)
                        -----------                           -----------
BT Alex. Brown Incorporated.................................
PaineWebber Incorporated....................................
Dain Rauscher Wessels.......................................


                                                              -----------
          Total.............................................    2,710,000
                                                              ===========


---------------

(1) Includes 259,856 shares being sold upon the exercise of warrants which the Underwriters are acquiring from certain Selling Stockholders.


     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.


     The Company and the Selling Stockholders have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price
less a concession not in excess of $          per share. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of $ per share to certain other dealers. After the initial public offering, the public offering price and other selling terms may be changed by the Representatives of the Underwriters.


     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 406,500 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 2,710,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,710,000 shares are being offered.


     The Company and Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.



     Shareholders of the Company, holding in the aggregate 3,298,892 shares of Common Stock and warrants to purchase 510,869 shares of Common Stock, have agreed not to offer, sell or otherwise dispose of any such Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated. BT Alex. Brown Incorporated. See "Shares Eligible for Future Sale."

     In connection with the Offering, the Underwriters may purchase and sell the Common Stock in the open market in accordance with Regulation M under the Exchange Act. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Selling Shareholders in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the Offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize or maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.



     The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


     Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be determined by negotiation between the Company and the Representatives of the Underwriters. Among the factors to be considered in such negotiations are prevailing market conditions, the results of operations of the Company in recent periods, the market capitalization and stages of development of other companies which the Company and the Representatives of the Underwriters believed to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

                                 LEGAL MATTERS


     An opinion will be delivered by Goulston & Storrs, P.C., Boston, Massachusetts, to the effect that the shares of Common Stock being offered hereby will, when issued as contemplated by this Prospectus, be validly issued, fully paid and non-assessable. Effective upon the closing of the Offering, Kitt Sawitsky will serve as Secretary of the Company and Daniel Avery will serve as Assistant Secretary of the Company. Mr. Sawitsky and Mr. Avery are both directors and shareholders of Goulston & Storrs, P.C., counsel to the Company. Certain legal matters related to the Offering will be passed upon for the Underwriters by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.


                                    EXPERTS


     The consolidated financial statements of the Company as of September 30, 1996 and 1997, for each of the years in the three-year period ended September 30, 1997, and for the six month period ended March 31, 1998 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report of Deloitte & Touche LLP given upon the authority of said firm as experts in accounting and auditing.



     The financial statements of HiFi Buys Incorporated for the years ended December 31, 1996, 1995 and 1994, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report of Deloitte & Touche LLP given upon the authority of said firm as experts in accounting and auditing.



     The combined financial statements of Bryn Mawr Radio and Television Centre, Inc. and affiliate for the year ended August 31, 1995, included in this Prospectus have been audited by Deloitte &

Touche LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report of Deloitte & Touche LLP given upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


     A Registration Statement on Form S-1 under the Securities Act relating to the Common Stock offered hereby has been filed by the Company with the Securities and Exchange Commission (the "Commission") in Washington, D.C. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions having been omitted from this Prospectus in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, DC 20549, and at the Commission's regional offices located at Seven World Trade Center, New York, NY 10048 and at 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials, including the Registration Statement, can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission. The site and this Registration Statement may be accessed at http://www.sec.gov.


     The Company intends to furnish its stockholders with annual reports containing financial statements certified by its independent accountants and make available quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS


TWEETER HOME ENTERTAINMENT GROUP, INC.
  Independent Auditors' Report..............................  F-2

  Consolidated Balance Sheets as of September 30, 1996 and
     1997 and March 31, 1998................................  F-3

  Consolidated Statements of Income for the Years Ended
     September 30, 1995, 1996 and 1997, and the Six Months
     Ended March 31, 1997 (unaudited) and March 31, 1998....  F-4

  Consolidated Statements of Stockholders' Equity (Deficit)
     for the Years Ended September 30, 1995, 1996 and 1997,
     and the Six Months Ended March 31, 1998................  F-5

  Consolidated Statements of Cash Flows for the Years Ended
     September 30, 1995, 1996 and 1997, and the Six Months
     Ended March 31, 1997 (unaudited) and March 31, 1998....  F-6

  Notes to Consolidated Financial Statements................  F-7

  PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
     (unaudited)............................................  F-23

HIFI BUYS INCORPORATED
  Independent Auditors' Report..............................  F-26

  Statements of Operations for the Years Ended December 31,
     1996, 1995 and 1994 and the Three Months Ended March
     31, 1997 (unaudited) and March 31, 1996 (unaudited)....  F-27

  Statements of Cash Flows for the Years Ended December 31,
     1996, 1995 and 1994 and the Three Months Ended March
     31, 1997 (unaudited) and March 31, 1996 (unaudited)....  F-28

  Notes to Financial Statements.............................  F-29


BRYN MAWR RADIO AND TELEVISION CENTRE, INC.
  Independent Auditors' Report..............................  F-32

  Combined Statement of Operations for the Year Ended August
     31, 1995 and the Six Months Ended February 29, 1996
     (unaudited) and the Six Months Ended February 28, 1995
     (unaudited)............................................  F-33

  Combined Statement of Cash Flows for the Year Ended August
     31, 1995 and the Six Months Ended February 29, 1996
     (unaudited) and the Six Months Ended February 28, 1995
     (unaudited)............................................  F-34

  Notes to Financial Statements.............................  F-35

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of

Tweeter Home Entertainment Group, Inc.


     We have audited the accompanying consolidated balance sheets of Tweeter Home Entertainment Group, Inc. as of September 30, 1996 and 1997 and March 31, 1998, and the related statements of income, stockholders' equity (deficit), and cash flows for each of the three years in the period ended September 30, 1997 and the six month period ended March 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 1996 and 1997 and March 31, 1998, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1997 and the six month period ended March 31, 1998 in conformity with generally accepted accounting principles.


/s/ DELOITTE & TOUCHE LLP
Boston, Massachusetts

June 5, 1998

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS


                                                                                                         PRO FORMA
                                                                     YEARS ENDED          SIX MONTHS    SIX MONTHS
                                                                    SEPTEMBER 30,            ENDED         ENDED
                                                              -------------------------    MARCH 31,     MARCH 31,
                                                                 1996          1997          1998          1998
                                                              -----------   -----------   -----------   -----------
                                                                                                        (UNAUDITED)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $   438,607   $ 1,156,837   $ 1,138,808
  Accounts receivable, net of allowance for doubtful
    accounts of $440,000 at September 30, 1996, $631,000 at
    September 30, 1997 and $600,000 at March 31, 1998
    (unaudited).............................................    2,791,993     5,472,779     7,396,312
  Inventory.................................................   15,352,307    31,160,043    35,471,117
  Deferred tax assets.......................................      596,454     1,220,481     1,276,020
  Prepaid expenses and other current assets.................      308,867       822,904       649,138
                                                              -----------   -----------   -----------
        Total current assets................................   19,488,228    39,833,044    45,931,395
PROPERTY AND EQUIPMENT -- Net...............................   13,490,304    17,967,504    17,889,050
DEFERRED TAX ASSET..........................................      754,464        59,397       108,605
OTHER ASSETS -- Net.........................................           --       331,870       496,970
GOODWILL -- Net.............................................    4,886,287    20,496,115    20,249,636
                                                              -----------   -----------   -----------
        TOTAL...............................................  $38,619,283   $78,687,930   $84,675,656
                                                              ===========   ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $        --   $   400,000   $   400,000
  Amount due to bank........................................    1,880,743     4,948,702     4,044,346
  Accounts payable..........................................   11,252,458    11,456,967     7,378,773
  Accrued expenses..........................................    3,138,991     8,392,505    14,866,368
  Customer deposits.........................................      851,089     1,255,024     1,629,154
  Deferred warranty revenue.................................      468,418     1,509,481     1,329,757
                                                              -----------   -----------   -----------
        Total current liabilities...........................   17,591,699    27,962,679    29,648,398
                                                              -----------   -----------   -----------
LONG-TERM DEBT:
  Note payable to bank......................................    9,700,000    14,500,000    15,100,000
  Subordinated debt.........................................    1,000,000    16,387,816    16,207,614
                                                              -----------   -----------   -----------
        Total long-term debt................................   10,700,000    30,887,816    31,307,614
                                                              -----------   -----------   -----------
OTHER LONG-TERM LIABILITIES:
  Rent related accruals.....................................    2,063,887     2,421,082     2,670,423
  Deferred warranty.........................................      650,750     2,175,577     1,555,710
  Other long-term liabilities...............................           --       318,780       258,720
                                                              -----------   -----------   -----------
        Total other long-term liabilities...................    2,714,637     4,915,439     4,484,853
        Total liabilities...................................   31,006,336    63,765,934    65,440,865
                                                              -----------   -----------   -----------
COMMITMENTS AND CONTINGENCIES (Note 8)
REDEEMABLE CONVERTIBLE PREFERRED STOCK:
  Series A Convertible Preferred Stock, $.01 par value;
    authorized, 4,000,000 shares; 1,700,136 shares issued
    and outstanding in 1998, 1997 and 1996 (liquidation
    preference, $14,432,999 as of March 31, 1998); no shares
    outstanding pro forma in 1998...........................   11,596,868    13,399,386    14,432,999   $        --
  Series B Convertible Preferred Stock, $.01 par value;
    authorized, 4,000,000 shares; 866,425 shares issued and
    outstanding in 1998 and 1997 (liquidation preference
    $7,741,248 as of March 31, 1998); no shares outstanding
    pro forma in 1998.......................................           --     7,191,221     7,741,248            --
                                                              -----------   -----------   -----------   -----------
                                                               11,596,868    20,590,607    22,174,247            --
                                                              -----------   -----------   -----------   -----------
STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred Stock, $.01 par value, 10,000,000 shares
    authorized, no shares issued and outstanding actual and
    pro forma...............................................
  Common stock, $.01 par value, authorized: 30,000,000
    shares; 2,755,202 shares issued in 1996, 1997 and 1998
    (5,321,763 shares issued pro forma in 1998).............       27,552        27,552        27,552        53,218
  Additional paid-in capital................................   (3,057,683)   (2,732,300)   (2,732,300)   19,416,281
  Retained earnings (deficit)...............................      627,727    (1,382,346)    1,346,809     1,346,809
  Note receivable from officer..............................      (31,500)      (31,500)      (31,500)      (31,500)
                                                              -----------   -----------   -----------   -----------
        Total...............................................   (2,433,904)   (4,118,594)   (1,389,439)   20,784,808
  Less treasury stock: 1,698,929 shares at cost.............   (1,550,017)   (1,550,017)   (1,550,017)   (1,550,017)
                                                              -----------   -----------   -----------   -----------
        Total stockholders' equity (deficit)................   (3,983,921)   (5,668,611)   (2,939,456)  $19,234,791
                                                              -----------   -----------   -----------   -----------
        TOTAL...............................................  $38,619,283   $78,687,930   $84,675,656
                                                              ===========   ===========   ===========


                See notes to consolidated financial statements.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                       CONSOLIDATED STATEMENTS OF INCOME


                                         YEARS ENDED SEPTEMBER 30,            SIX MONTHS ENDED MARCH 31,
                                 ------------------------------------------   ---------------------------
                                     1995           1996           1997           1997           1998
                                 ------------   ------------   ------------   ------------   ------------
                                                                              (UNAUDITED)
Total revenue..................  $ 60,121,370   $ 80,606,727   $132,525,037   $ 60,582,539   $129,129,712
Cost of sales..................    39,167,031     51,816,041     86,314,918     39,180,469     84,280,356
                                 ------------   ------------   ------------   ------------   ------------
Gross profit...................    20,954,339     28,790,686     46,210,119     21,402,070     44,849,356
Selling expenses...............    15,404,513     21,993,070     35,567,940     14,797,225     30,207,653
Corporate, general and
  administrative expenses......     3,246,443      4,715,697      8,102,190      3,792,702      5,387,351
Amortization of goodwill.......        65,268        129,273        487,084        119,562        455,913
                                 ------------   ------------   ------------   ------------   ------------
Income from operations.........     2,238,115      1,952,646      2,052,905      2,692,581      8,798,439
Interest expense...............       628,700        616,879      1,807,660        513,520      1,610,446
                                 ------------   ------------   ------------   ------------   ------------
Income before income taxes.....     1,609,415      1,335,767        245,245      2,179,061      7,187,993
Income tax expense (benefit)...      (173,498)      (453,448)        98,962        876,337      2,875,198
                                 ------------   ------------   ------------   ------------   ------------
NET INCOME.....................  $  1,782,913   $  1,789,215   $    146,283   $  1,302,724   $  4,312,795
                                 ============   ============   ============   ============   ============
Accretion of preferred stock...            --      1,035,942      2,156,356        901,261      1,583,640
                                 ------------   ------------   ------------   ------------   ------------
Net income (loss) available to
  common shareholders..........     1,782,913        753,273     (2,010,073)       401,463      2,729,155
                                 ============   ============   ============   ============   ============
Basic earnings (loss) per
  share........................  $       0.53   $       0.39   $      (1.20)  $       0.24   $       1.63
                                 ============   ============   ============   ============   ============
Weighted average shares
  outstanding..................     3,371,435      1,940,272      1,672,506      1,672,506      1,672,506
                                 ============   ============   ============   ============   ============
Diluted earnings (loss) per
  share........................  $       0.53   $       0.38   $      (1.20)  $       0.23   $       0.93
                                 ============   ============   ============   ============   ============
Weighted average shares
  outstanding..................     3,371,435      1,983,137      1,672,506      1,714,911      4,615,999
                                 ============   ============   ============   ============   ============


                See notes to consolidated financial statements.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)


                                   COMMON STOCK       ADDITIONAL     RETAINED         NOTE           TREASURY STOCK
                                -------------------     PAID-IN      EARNINGS      RECEIVABLE    -----------------------
                                 SHARES     AMOUNT      CAPITAL      (DEFICIT)    FROM OFFICER    SHARES       AMOUNT
                                ---------   -------   -----------   -----------   ------------   ---------   -----------
BALANCE, OCTOBER 1, 1994......  2,755,202   $27,552   $        --   $(4,117,777)    $(31,500)                $        --
  Net income..................         --                             1,782,913
  Subchapter S
    distributions.............         --                              (118,615)
                                ---------   -------   -----------   -----------     --------     ---------   -----------
BALANCE, SEPTEMBER 30, 1995...  2,755,202   27,552             --    (2,453,479)     (31,500)           --            --
  Treasury stock acquired.....         --                                                        1,698,929    (1,550,017)
  Reclassification of
    undistributed losses upon
    Subchapter S revocation...                         (3,057,683)    3,057,683
  Subchapter S
    distributions.............         --                              (729,750)
  Accretion of Series A
    Convertible Preferred
    Stock.....................         --                            (1,035,942)
  Net income..................         --                             1,789,215
                                ---------   -------   -----------   -----------     --------     ---------   -----------
BALANCE, SEPTEMBER 30, 1996...  2,755,202   27,552     (3,057,683)      627,727      (31,500)    1,698,929    (1,550,017)
  Issuance of warrants in
    connection with
    subordinated debt
    offering..................         --                 325,383
  Accretion of Series A
    Convertible Preferred
    Stock.....................         --                            (1,802,520)
  Accretion of Series B
    Convertible Preferred
    Stock.....................         --                              (353,836)
  Net income..................         --                               146,283
                                ---------   -------   -----------   -----------     --------     ---------   -----------
BALANCE, SEPTEMBER 30, 1997...  2,755,202   27,552     (2,732,300)   (1,382,346)     (31,500)    1,698,929    (1,550,017)
  Accretion of Series A
    Convertible Preferred
    Stock.....................         --                            (1,033,613)
  Accretion of Series B
    Convertible Preferred
    Stock.....................         --                              (550,027)
  Net income..................         --                             4,312,795
                                ---------   -------   -----------   -----------     --------     ---------   -----------
BALANCE, MARCH 31, 1998.......  2,755,202   $27,552   $(2,732,300)  $ 1,346,809     $(31,500)    1,698,929   $(1,550,017)
                                =========   =======   ===========   ===========     ========     =========   ===========

                                    TOTAL
                                STOCKHOLDERS'
                                   EQUITY
                                  (DEFICIT)
                                -------------
BALANCE, OCTOBER 1, 1994......   $(4,121,725)
  Net income..................     1,782,913
  Subchapter S
    distributions.............      (118,615)
                                 -----------
BALANCE, SEPTEMBER 30, 1995...    (2,457,427)
  Treasury stock acquired.....    (1,550,017)
  Reclassification of
    undistributed losses upon
    Subchapter S revocation...
  Subchapter S
    distributions.............      (729,750)
  Accretion of Series A
    Convertible Preferred
    Stock.....................    (1,035,942)
  Net income..................     1,789,215
                                 -----------
BALANCE, SEPTEMBER 30, 1996...    (3,983,921)
  Issuance of warrants in
    connection with
    subordinated debt
    offering..................       325,383
  Accretion of Series A
    Convertible Preferred
    Stock.....................    (1,802,520)
  Accretion of Series B
    Convertible Preferred
    Stock.....................      (353,836)
  Net income..................       146,283
                                 -----------
BALANCE, SEPTEMBER 30, 1997...    (5,668,611)
  Accretion of Series A
    Convertible Preferred
    Stock.....................    (1,033,613)
  Accretion of Series B
    Convertible Preferred
    Stock.....................      (550,027)
  Net income..................     4,312,795
                                 -----------
BALANCE, MARCH 31, 1998.......   $(2,939,456)
                                 ===========


                See notes to consolidated financial statements.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                         SIX MONTHS ENDED
                                                                 YEARS ENDED SEPTEMBER 30,                   MARCH 31,
                                                         -----------------------------------------   -------------------------
                                                            1995           1996           1997          1997          1998
                                                         -----------   ------------   ------------   -----------   -----------
                                                                                                     (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...........................................  $ 1,782,913   $  1,789,215   $    146,283   $ 1,302,724   $ 4,312,795
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
    Depreciation and amortization......................      950,132      1,383,235      2,798,404     1,099,537     1,928,655
    Loss on disposal of equipment......................       63,467             --         18,845                          --
    Deferred income tax provision (benefit)............     (173,498)    (1,177,420)        71,040        58,683      (104,747)
    Changes in operating assets and liabilities, net of
      effects from acquisition of businesses:
      Increase in accounts receivable..................     (286,912)      (631,945)    (1,251,986)   (1,071,793)   (1,923,533)
      Increase in inventory............................     (306,172)    (2,411,139)    (6,534,336)   (2,226,461)   (4,311,074)
      (Increase) decrease in prepaid expenses and other
        current assets.................................       (2,512)      (250,391)      (277,537)       29,738      (231,810)
      Increase (decrease) in accounts payable and
        accrued expenses...............................     (399,485)       848,630       (936,490)      521,238     2,395,675
      Increase (decrease) in customer deposits.........      422,184       (329,713)      (242,565)        5,038       374,130
      Increase in deferred rent........................       29,867      1,441,315        357,195       139,597       249,341
      Decrease in deferred warranty revenue............           --       (157,113)      (710,610)     (254,465)     (799,591)
      Increase (decrease) in other liabilities.........           --             --        318,780            --       (60,060)
                                                         -----------   ------------   ------------   -----------   -----------
        Net cash provided by (used in) operating
          activities...................................    2,079,984        504,674     (6,242,977)     (396,164)    1,829,781
                                                         -----------   ------------   ------------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment...................   (2,620,885)    (2,865,784)    (3,972,465)   (1,404,026)   (1,343,454)
  Proceeds from sale of property and equipment.........       19,614             --             --            --            --
  Acquisition of business; net of cash deferred........           --     (8,368,208)   (19,539,800)           --            --
                                                         -----------   ------------   ------------   -----------   -----------
        Net cash used in investing activities..........   (2,601,271)   (11,233,992)   (23,512,265)   (1,404,026)   (1,343,454)
                                                         -----------   ------------   ------------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Amount due to bank...................................      333,270        390,000      3,067,959       498,544      (904,356)
  Proceeds from bridge loan............................           --             --             --     2,000,000            --
  Proceeds from long-term borrowings, net of debt issue
    costs..............................................    1,400,000      1,994,594     20,668,128     5,950,000       600,000
  Payments of debt.....................................     (850,000)                     (100,000)   (6,675,000)     (200,000)
  Subchapter S distributions...........................     (118,615)      (729,750)            --            --            --
  Issuance of preferred stock..........................           --     10,560,926      6,837,385            --            --
  Treasury stock acquired..............................           --     (1,550,017)            --            --            --
                                                         -----------   ------------   ------------   -----------   -----------
        Net cash provided by (used in) financing
          activities...................................      764,655     10,665,753     30,473,472     1,773,544      (504,356)
                                                         -----------   ------------   ------------   -----------   -----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS.......      243,368        (63,565)       718,230       (26,646)      (18,029)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR...........      258,804        502,172        438,607       438,607     1,156,837
                                                         -----------   ------------   ------------   -----------   -----------
CASH AND CASH EQUIVALENTS, END OF YEAR.................  $   502,172   $    438,607   $  1,156,837   $   411,961   $ 1,138,808
                                                         ===========   ============   ============   ===========   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest...........................................  $   602,643   $    538,718   $  1,538,077   $   522,647   $ 1,880,120
                                                         ===========   ============   ============   ===========   ===========
    Taxes..............................................  $        --   $    860,541   $    358,000   $   355,000   $ 1,080,496
                                                         ===========   ============   ============   ===========   ===========


                See notes to consolidated financial statements.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
                  AND SIX MONTHS ENDED MARCH 31, 1997 AND 1998

     (UNAUDITED WITH RESPECT TO THE SIX-MONTH PERIOD ENDED MARCH 31, 1997)


1.  BUSINESS OF THE COMPANY


     New England Audio Co., Inc. ("NEA") was organized as a Massachusetts corporation in 1972. On June 1, 1998 NEA effected a 1 for 1.524 reverse stock split. On June 5, 1998 NEA was reorganized as a Delaware holding company, whereby all of the holders of capital stock, options, and warrants of NEA exchanged their NEA securities for identical securities of Tweeter Home Entertainment Group, Inc., a Delaware corporation ("TWEETER"), on a 1 for 1 basis. All share data in these consolidated financial statements reflect the impact of the reverse stock split and the reorganization. The consolidated financial statements include the accounts of NEA, the wholly owned subsidiary of TWEETER, and NEA Delaware Inc., a Delaware corporation, the wholly owned subsidiary of NEA (collectively referred to as the "Company"). As discussed in
Note 11, the redeemable convertible preferred stock will automatically convert into 2,566,561 shares of common stock upon the completion of an initial public offering. The accompanying pro forma balance sheet gives effect to this conversion as if it had occurred on March 31, 1998.


     The Company sells home audio, video, entertainment and electronic products through a chain of 50 retail stores in New England, Mid-Atlantic and Atlanta, Georgia markets. The Company operates under the names "Tweeter, Etc.," "Bryn Mawr Stereo & Video" and "HiFi Buys." The Company operates in a single business segment of retailing audio and video consumer electronic products.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     BASIS OF PRESENTATION -- The accompanying consolidated statements of income and cash flows for the six months ended March 31, 1997 are unaudited. In the opinion of management, these financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments consisting only of normal recurring adjustments necessary for the fair presentation, in accordance with generally accepted accounting principles, of financial data for such periods. The results of operations and cash flows for the six months ended March 31, 1997 and 1998 are not necessarily indicative of results that would be expected for a full year. The data disclosed in these notes to the consolidated financial statements for the six month period ended March 31, 1997 is also unaudited.


     CASH AND CASH EQUIVALENTS -- The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents for balance sheet and cash flow statement purposes.

     INVENTORIES -- Inventories, which consist primarily of goods for resale, are stated at the lower of cost (average cost basis) or market.

     PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost. Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the respective assets. Amortization of improvements to leased properties is based upon the remaining terms of the leases or the estimated useful lives of such improvements, whichever is shorter. Furniture and fixtures are depreciated between three and seven years. Automobiles and trucks are depreciated over three years. Leasehold interests are amortized over the remaining life of the leases.

     GOODWILL -- Goodwill and other acquisition costs are being amortized on a straight-line basis over periods from 15 to 25 years.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
                  AND SIX MONTHS ENDED MARCH 31, 1997 AND 1998

     (UNAUDITED WITH RESPECT TO THE SIX-MONTH PERIOD ENDED MARCH 31, 1997)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     OTHER ASSETS -- Other assets include deferred financing costs that are being amortized over the term of the financing, using the straight-line method, which approximates the interest method.

     FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS -- The fair value of the Company's assets and liabilities which constitute financial instruments as defined in Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosure about Fair Value of Financial Instruments," approximates their recorded value.

     LONG-LIVED ASSETS -- On an ongoing basis, the Company evaluates the carrying value of its long-lived assets based upon estimated future undiscounted cash flows relying on a number of factors, including operating results, business plans and certain economic projections. In addition, the Company's evaluation considers nonfinancial data such as changes in the operating environment, competitive information, market trends and business relationships.

     ACCOUNTING FOR ESTIMATES -- In the process of preparing its consolidated financial statements, the Company estimates the appropriate carrying value of certain assets and liabilities that are not readily apparent from other sources. The primary estimates underlying the Company's consolidated financial statements include allowances for potential bad debts, obsolete inventory, goodwill, the useful lives of its long-lived assets, the recoverability of deferred tax assets and other matters. Management bases its estimates on certain assumptions, which they believe are reasonable in the circumstances, and do not believe that any change in those assumptions in the near term would have a significant effect on the consolidated financial position or results of operations. Actual results could differ from these estimates.

     REVENUE RECOGNITION -- Revenue from merchandise sales is recognized upon shipment or delivery of goods. Service revenue is recognized when the repair service is completed.

     EXTENDED WARRANTY SERVICE CONTRACTS -- Except as noted in the following paragraphs, the Company offers extended warranty service contracts on behalf of an unrelated third party on most of its products. These contracts are on a nonrecourse basis to the Company. The Company includes revenue from the sale of extended warranty contracts in net sales and records as cost of goods sold the amounts due to the third party for the cost for such contracts at the time of sale as the earnings process has been completed.

     AUTOMATIC PRICE PROTECTION -- Under this program, if a customer purchases a consumer electronics product from one of the Company's stores and a competitor within 25 miles of the store advertises a lower price within 30 days, the Company automatically sends a check to the customer for the difference. The Company records the cost of its Automatic Price Protection policy to costs of goods sold, and carries a reserve based on management's estimate of future liability under the program.

     DEFERRED WARRANTY REVENUE -- On May 13, 1996 the Company acquired substantially all of the assets, and assumed some of the liabilities, of Bryn Mawr Radio and Television, Inc. and affiliate ("Bryn Mawr"). Bryn Mawr sold extended warranty contracts beyond the normal manufacturer's warranty period, usually with terms of coverage (including the manufacturer's warranty period) between 12 and 60 months. All revenue from the sale of extended warranty contracts sold through July 31, 1996 was deferred and the revenue is being amortized on a straight-line basis over the contract period. All costs related to the contracts are charged to expense when incurred. On

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
                  AND SIX MONTHS ENDED MARCH 31, 1997 AND 1998

     (UNAUDITED WITH RESPECT TO THE SIX-MONTH PERIOD ENDED MARCH 31, 1997)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
August 1, 1996, the Company changed Bryn Mawr's warranty sales to a third-party provider, in conformance with the Company's practice of selling extended warranties. As part of the purchase, the Company assumed the liability for the deferred warranty on Bryn Mawr's books as of the transaction date, and the sales that continued through July 31, 1996.

     On May 30, 1997 the Company acquired certain assets and assumed certain liabilities of HiFi Buys, Inc. ("HiFi Buys"). HiFi Buys sold extended warranty contracts beyond the normal manufacturer's warranty period, usually with terms of coverage (including the manufacturer's warranty period) between 12 and 60 months. All revenue from the sale of extended warranty contracts sold through August 7, 1997 was deferred and the revenue is being amortized on a straight-line basis over the contract period. Sales commission costs related to the contracts were also deferred and the cost is being amortized on a straight-line basis over the contract period. On August 8, 1997, the Company changed HiFi Buys' warranty sales to a third-party provider, in conformance with the Company's practice of selling extended warranties. As part of the purchase, the Company assumed the liability for the deferred warranty on HiFi Buys' books as of the transaction date, and the sales that continued through August 7, 1997.

     INCOME TAXES -- Effective September 1, 1987, the stockholders elected to have the Company taxed as an S Corporation for federal and certain state corporate income tax purposes.

     As part of a recapitalization that occurred on November 28, 1995, the Company revoked the election made by it under Section 1362(a) of the Internal Revenue Code. Upon revocation, the Corporation was changed from tax treatment as an S Corporation to tax treatment as a C Corporation. As such, the Company became responsible for federal and certain state income taxes which were formerly the responsibilities of its stockholders.

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax liabilities or assets are recognized for the estimated tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and for loss carryforwards based on enacted tax laws and rates.

     STORE OPENING COSTS -- Costs of noncapital nature incurred prior to store openings are expensed as incurred.

     STOCK-BASED COMPENSATION -- The Company, for the purposes of presentation in its financial statements, follows the precepts set forth in Accounting Principles Board Opinion No. 25 for computing compensatory aspects of stock-based compensation. In compliance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has disclosed the required Pro Forma effect on net income in Note 11.

     DEFERRED RENT AND RENTAL EXPENSE -- Minimum rent expense is recorded using the straight-line method over the related lease term. The difference between current payments required and rent expense is reflected as deferred rent.


     ADVERTISING -- Net costs for advertising, including electronic media, newspaper, buyer's guides and catalogs, which are expensed as incurred, amounted to $1,402,310, $2,574,340 and $3,561,573 for the years ended September 30, 1995,
1996 and 1997, respectively, and $1,437,306 and $2,397,219 for the six-month periods ended March 31, 1997 and 1998, respectively.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
                  AND SIX MONTHS ENDED MARCH 31, 1997 AND 1998
     (UNAUDITED WITH RESPECT TO THE SIX-MONTH PERIOD ENDED MARCH 31, 1997)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     EARNINGS (LOSS) PER SHARE -- The Company computed earnings (loss) per share in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings (loss) per share is calculated based on the weighted average number of common shares outstanding, adjusted for the nominal issuance of certain warrants. Diluted earnings (loss) per share is based on the weighted average number of common shares outstanding, adjusted for the nominal issuance of certain warrants, shares of Series A Redeemable Convertible Preferred Stock and Series B Redeemable Convertible Preferred Stock (the "preferred stock") outstanding, when dilutive, and dilutive potential common shares (common stock options and warrants).



     The following is a reconciliation of the numerators and denominators of the basic and diluted earnings (loss) per share:



                                                                           SIX MONTHS ENDED
                                     YEAR ENDED SEPTEMBER 30,                 MARCH 31,
                               -------------------------------------   ------------------------
                                  1995         1996         1997          1997          1998
                               ----------   ----------   -----------   -----------   ----------
                                                                       (UNAUDITED)
BASIC EARNINGS (LOSS) PER
  SHARE ("EPS")
Numerator:
  Net Income.................  $1,782,913   $1,789,215   $   146,283   $1,302,724    $4,312,795
  Accretion of Preferred
     Stock Dividends.........          --    1,035,942     2,156,356      901,261     1,583,640
                               ----------   ----------   -----------   ----------    ----------
Net Income (Loss) Available
  to Common Shareholders.....   1,782,913      753,273    (2,010,073)     401,463     2,729,155
Denominator:
  Weighted Average Common
     Shares Outstanding......   2,755,200    1,324,037     1,056,272    1,056,272     1,056,272
  Nominal Issuances of
     Warrants................     616,235      616,235       616,235      616,235       616,235
                               ----------   ----------   -----------   ----------    ----------
Weighted Average Shares
  Outstanding................   3,371,435    1,940,272     1,672,507    1,672,507     1,672,507
                               ----------   ----------   -----------   ----------    ----------
Basic EPS....................  $     0.53   $     0.39   $     (1.20)  $     0.24    $     1.63
                               ==========   ==========   ===========   ==========    ==========
DILUTED EARNINGS (LOSS) PER
  SHARE
Numerator....................  $1,782,913   $  753,273   $(2,010,073)  $  401,463    $4,312,795
Denominator:
  Weighted Average Shares
     Outstanding.............   3,371,435    1,940,272     1,672,507    1,672,507     1,672,507
  Potential Common Stock
     Outstanding.............          --       42,865            --       42,404     2,943,493
                               ----------   ----------   -----------   ----------    ----------
Total........................   3,371,435    1,983,137     1,672,507    1,714,911     4,616,000
                               ----------   ----------   -----------   ----------    ----------
Diluted EPS..................  $     0.53   $     0.38   $     (1.20)  $     0.23    $     0.93
                               ==========   ==========   ===========   ==========    ==========


     RECENT ACCOUNTING PRONOUNCEMENTS -- The Financial Accounting Standards Board recently issued SFAS No. 130, "Reporting Comprehensive Income," SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" and SFAS No. 132, "Employees' Disclosures About Pensions and Other Post Retirement Benefits." The effect of adopting these Statements is not expected to be material to the Company's consolidated financial position or results of operations.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
                  AND SIX MONTHS ENDED MARCH 31, 1997 AND 1998

     (UNAUDITED WITH RESPECT TO THE SIX-MONTH PERIOD ENDED MARCH 31, 1997)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     RECLASSIFICATION -- Various financial statement amounts for 1995, 1996 and 1997 have been reclassified to conform to the classifications used in the March 31, 1998 financial statements.

3.  PROPERTY AND EQUIPMENT

     Major classifications of property and equipment are summarized below:


                                                   SEPTEMBER 30,          MARCH 31,
                                             -------------------------   -----------
                                                1996          1997          1998
                                             -----------   -----------   -----------
Leasehold improvements.....................  $13,927,021   $17,050,196   $18,251,993
Furniture and equipment....................    5,804,643     8,380,734     8,901,791
Automobiles and trucks.....................      208,266       247,950       302,663
Construction in progress...................    1,161,038       865,503       431,390
Leasehold interests........................           --       165,000       165,000
                                             -----------   -----------   -----------
                                              21,100,968    26,709,383    28,052,837
Less accumulated depreciation and
  amortization.............................    7,610,664     8,741,879    10,163,787
                                             -----------   -----------   -----------
                                             $13,490,304   $17,967,504   $17,889,050
                                             ===========   ===========   ===========



     Depreciation and amortization (excluding amortization of goodwill) for the fiscal years ended September 30, 1995, 1996 and 1997 aggregated $884,864, $1,226,109 and $2,258,121, respectively. Depreciation and amortization (excluding amortization of goodwill) for the six-month periods ended March 31, 1998 and March 31, 1997 aggregated $1,421,908 and $983,924, respectively.


4.  ACCRUED EXPENSES

     Accrued expenses consist of the following:


                                                 SEPTEMBER 30,           MARCH 31,
                                            ------------------------    -----------
                                               1996          1997          1998
                                            ----------    ----------    -----------
Merchandise received not invoiced.........  $  472,799    $1,576,413    $ 2,579,884
Federal income taxes payable..............     151,114       605,031      2,974,071
Fringe benefits...........................     376,557       660,790      1,525,548
Sales taxes payable.......................     513,543       616,764      1,027,987
Advertising...............................     342,308       900,952      1,540,767
Group insurance...........................     246,500       220,826        220,826
Compensation..............................     845,577     1,422,106      2,118,208
Other.....................................     190,593     2,389,623      2,879,077
                                            ----------    ----------    -----------
                                            $3,138,991    $8,392,505    $14,866,368
                                            ==========    ==========    ===========


5.  DEFERRED WARRANTY REVENUE


     As part of the acquisition of Bryn Mawr in May of 1996, the Company assumed deferred warranty revenue on Bryn Mawr's books at that time. Amortization of deferred warranty revenue for the six months ended March 31, 1998 and March 31, 1997 was $179,724 and $254,465, respectively.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
                  AND SIX MONTHS ENDED MARCH 31, 1997 AND 1998
     (UNAUDITED WITH RESPECT TO THE SIX-MONTH PERIOD ENDED MARCH 31, 1997)

5.  DEFERRED WARRANTY REVENUE (CONTINUED)
Amortization of deferred warranty revenue for the years ended September 30, 1996 and 1997 was $253,529 and $468,418, respectively (See Note 2). Self-funded extended warranty contract sales were $96,416 in the year ended September 30, 1996.

     As part of the acquisition of HiFi Buys on May 30, 1997, the Company assumed the deferred warranty revenue and expense related to the sale of self-funded extended warranty contracts on HiFi Buys' books at the date of the acquisition. Amortization of deferred warranty revenue was $709,425 for the six months ended March 31, 1998, and $478,145 for the year ended September 30, 1997 (See Note 2). Self-funded extended warranty contract sales were $276,720 in the year ended September 30, 1997.

6.  DEBT

     Long-term debt consists of the following:


                                                   SEPTEMBER 30,
                                             -------------------------    MARCH 31,
                                                1996          1997          1998
                                             -----------   -----------   -----------
Subordinated debt..........................  $ 1,000,000   $16,787,816   $16,607,614
Revolving term bank loan...................    9,700,000    14,500,000    15,100,000
                                             -----------   -----------   -----------
Subtotal...................................   10,700,000    31,287,816    31,707,614
Less current portion.......................           --       400,000       400,000
                                             -----------   -----------   -----------
                                             $10,700,000   $30,887,816   $31,307,614
                                             ===========   ===========   ===========


     On November 28, 1995, the Company entered into a loan agreement with a bank. The agreement established a line of credit with a maximum balance of $6,000,000 dependent upon the Company's inventory levels. Amounts outstanding under the agreement bear interest at either the lender's base rate plus 1/4% or the Eurodollar rate plus 2 1/4%, dependent upon the amount of advance notification the Company gives to the bank.


     On November 28, 1995, as part of a recapitalization, the Company repurchased approximately 1,698,929 shares equalling 60% of its common stock from the Company's then principal stockholder for cash and subordinated debt of $550,017 and $1,000,000, respectively. The subordinated debt (the "Redemption Note") carries interest at an effective rate of 10.8% and is due on the earlier of December 31, 1998 or the consummation of the Company's initial public offering. Interest is payable on a quarterly basis. The terms of the Redemption Note also require that upon the closing of an initial public offering by the Company an additional payment of $650,000 plus an amount equal to 9% interest per annum accruing on such amount from November 28, 1995 to the date of such offering be made (approximately $814,000 at the estimated time of the effective date of the Offering). Also on November 28, 1995, $363,590 of long-term debt due to officers and related parties was converted to Series A Redeemable Convertible Preferred Stock ("Series A Preferred Stock") as part of the recapitalization. On May 13, 1996, the remaining balance of the long-term debt due to officers and related parties was converted to Series A Preferred Stock as part of the recapitalization.


     On May 13, 1996, in order to partially finance the acquisition of Bryn Mawr, the Company amended its loan agreement with the bank. Among other things, this amendment changed (a) the

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
                  AND SIX MONTHS ENDED MARCH 31, 1997 AND 1998

     (UNAUDITED WITH RESPECT TO THE SIX-MONTH PERIOD ENDED MARCH 31, 1997)


6.  DEBT (CONTINUED)
maximum balance from $6,000,000 to $12,000,000, (b) the maturity date from September 30, 1997 to April 30, 1998, and (c) certain financial covenants, the most restrictive of which continued to be the maintenance of certain debt coverage and leverage ratios.


     On March 7, 1997, the Company amended its loan agreement with the bank, and entered into a Warrant and Debenture Commitment with certain of its stockholders. This financing enabled the Company to borrow from the bank an additional "Bridge Loan" of up to $2,000,000 due July 7, 1997. The proceeds of these borrowings were used to fund store expansion. As a condition of providing the Bridge Loan, the bank required a commitment from a third party to purchase the Bridge Loan prior to maturity. Certain participating stockholders of the Company entered into a Bridge Note Purchase Agreement with the bank, agreeing to purchase, upon a put by the bank or upon the Company's request, 10% Convertible Subordinated Debentures due 2000 (the "Debentures"), in an aggregate amount of $2,000,000. The Debentures were never issued because the related Bridge Loan was paid in full by the Company on May 30, 1997.



     To induce the participating stockholders to enter into the Warrant and Debenture Commitment, the Company issued warrants to the participating stockholders for each month that they remained obligated to purchase the Debentures under the Warrant and Debenture Commitment. During the time that this commitment was in effect, the Company issued warrants to purchase an aggregate of 37,138 shares of the Company's common stock, with an exercise price of $6.46 per share and a term of five years. The Company repaid the Bridge Loan on May 30, 1997, and the obligations of the participating stockholders terminated under the Warrant and Debenture Commitment.



     On May 30, 1997, in order to partially finance the acquisition of HiFi Buys, the Company replaced its loan agreement with the bank with a new senior acquisition and working capital financing agreement. Among other things, this new agreement changed (a) the maximum balance from $14,000,000 to $20,000,000,
(b) the maturity date from April 30, 1998 to June 1, 2000, and (c) certain financial covenants, the most restrictive of which continued to be the maintenance of certain debt coverage and leverage ratios. Amounts outstanding under the agreement totaled $14,500,000 and $15,100,000 at September 30, 1997 and March 31, 1998, respectively, and are collateralized by the Company's inventory and certain other assets. The unpaid balances under this agreement bear interest at the lender's base rate, or LIBOR plus 2% if the Company commits the balances for a period of 30 days or more (8.16% at September 30, 1997 and 7.68% at March 31, 1998).



     On May 30, 1997, as part of the acquisition of HiFi Buys, the Company entered into a subordinated debt financing with a predecessor of HFB Associate, LLC (the "Seller"), and issued a $1,200,000 subordinated term note to the Seller, with principal payments made in 36 equal installments monthly. The unpaid principal balance bears an annual interest rate of 9.5%. The unpaid balance on this note was $1,100,000 and $900,000 at September 30, 1997 and March 31, 1998, respectively. In addition, the Company issued warrants to the seller to purchase 104,960 shares of common stock with a ten-year term and an exercise price of $8.08 per share.


     On May 30, 1997, in order to partially finance the acquisition of HiFi Buys, the Company entered into a senior subordinated debt financing with a group of institutional investors, and issued $15,000,000 of senior subordinated promissory notes (the "1997 Notes"), with warrants (see Note 11). The notes bear an annual interest rate of 12% on the unpaid principal balance. Principal

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
                  AND SIX MONTHS ENDED MARCH 31, 1997 AND 1998

     (UNAUDITED WITH RESPECT TO THE SIX-MONTH PERIOD ENDED MARCH 31, 1997)


6.  DEBT (CONTINUED)

payments under the notes are $5,000,000 due on May 30 of 2002, 2003, and 2004. The notes may be prepaid in whole or in part at any time and must be paid in full upon the completion of the Company's initial public offering. The detachable warrants issued with the 1997 Notes are exercisable for up to 629,566 shares of the Company's common stock, with an exercise price of $.002 per share. Because these warrants had a fair value of $325,383, such discount was recorded on the debt. The discount will accrete over the term of the debt.


     Scheduled maturities under long-term debt, excluding the revolving term bank loan, at March 31, 1998 were as follows:

Six months ended September 30, 1998.........................  $   200,000
Year ended September 30, 1999...............................    1,400,000
Year ended September 30, 2000...............................      300,000
Year ended September 30, 2001...............................           --
Year ended September 30, 2002...............................    5,000,000
Thereafter..................................................   10,000,000
                                                              -----------
          Total.............................................  $16,900,000
                                                              ===========

7.  EMPLOYEE SAVINGS PLAN


     In October 1985, the Company established an employee savings plan covering all employees. Under the terms of the plan, which was adopted under Section 401(k) of the Internal Revenue Code, the Company can match employee contributions. Such matching contributions cannot exceed the employer's established annual percentage of compensation, which was a maximum of 6% for the years ended September 30, 1995, 1996 and 1997. The Company's contribution expense was $75,000, $75,000 and $100,000 for the years ended September 30, 1995, 1996 and 1997, respectively. The Company's contribution expense for the six months ended March 31, 1998 and March 31, 1997 was $75,000 and $50,000, respectively.


8.  COMMITMENTS AND CONTINGENCIES


     The Company leases all of its stores, installation centers, warehouses and administrative facilities under operating leases. The lives of these leases range from 5 to 20 years with varying renewal options. The leases provide for base rentals, real estate taxes, common area maintenance charges and, in some instances, for the payment of percentage rents based on sales volume. Rent expense for the six months ended March 31, 1998 and March 31, 1997 was $4,332,171 and $2,443,525, respectively. Rent expense for the years ended September 30, 1995, 1996 and 1997 was $2,054,250, $3,163,095 and $5,978,819,
respectively. Percentage rent expense was $53,657 and $34,143 for the six months ended March 31, 1998 and March 31, 1997, respectively. Percentage rent expense was $82,379, $64,964 and $47,243 for the years ended September 30, 1995, 1996 and 1997, respectively.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
                  AND SIX MONTHS ENDED MARCH 31, 1997 AND 1998

     (UNAUDITED WITH RESPECT TO THE SIX-MONTH PERIOD ENDED MARCH 31, 1997)


8.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
     Future minimum rental commitments on operating leases as of March 31, 1998 are as follows:

Six months ended September 30, 1998.........................  $ 4,177,508
Year ended September 30, 1999...............................    8,118,044
Year ended September 30, 2000...............................    7,931,735
Year ended September 30, 2001...............................    7,601,751
Year ended September 30, 2002...............................    7,188,791
Thereafter..................................................   41,903,750
                                                              -----------
          Total.............................................  $76,921,579
                                                              ===========


     On March 25, 1998 the Company entered into a purchase and sale agreement for a facility in Massachusetts that will serve as the corporate headquarters, service center and distribution center in Massachusetts. According to the signed purchase and sale agreement, the purchase price is $4.1 million. The Company will also incur related building improvement costs for the facility. The Company expects to finance these costs with a mortgage of approximately $4 million.


     Effective upon the consummation of the offering contemplated in this Prospectus, the Company will enter into employment agreements with certain key employees. These agreements provide for continued employment with termination by either party. Under certain circumstances, the key employees could receive up to an amount equal three times annual base salary.

9.  INCOME TAXES

     The provision (benefit) for income taxes under SFAS No. 109 consisted of the following:


                                                                             SIX MONTHS ENDED
                                         YEAR ENDED SEPTEMBER 30,               MARCH 31,
                                     ---------------------------------   ------------------------
                                       1995         1996        1997        1997          1998
                                     ---------   -----------   -------   -----------   ----------
                                                                         (UNAUDITED)
Current:
  Federal..........................  $      --   $   563,777   $21,821    $654,881     $2,322,446
  State............................         --       160,195     6,101     162,773        657,499
                                     ---------   -----------   -------    --------     ----------
                                            --       723,972    27,922     817,654      2,979,945
Deferred:
  Current deferral.................   (173,498)     (176,615)   71,040      58,683       (104,747)
  Tax rate increase on temporary
    differences resulting from the
    revocation of the S Corporation
    election.......................         --    (1,000,805)       --          --             --
                                     ---------   -----------   -------    --------     ----------
                                     $(173,498)  $  (453,448)  $98,962    $876,337     $2,875,198
                                     =========   ===========   =======    ========     ==========

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
                  AND SIX MONTHS ENDED MARCH 31, 1997 AND 1998

     (UNAUDITED WITH RESPECT TO THE SIX-MONTH PERIOD ENDED MARCH 31, 1997)


9.  INCOME TAXES (CONTINUED)
     The tax effects of significant temporary differences comprising the Company's current and long-term net deferred tax assets are as follows:

                                                    SEPTEMBER 30,          MARCH 31,
                                              -------------------------   -----------
                                                 1996          1997          1998
                                              -----------   -----------   -----------
Accruals and reserves.......................  $   395,971   $   574,272   $   706,751
Deferred revenue............................      200,483       646,209       569,269
                                              -----------   -----------   -----------
Net deferred tax assets -- current..........      596,454     1,220,481     1,276,020
                                              -----------   -----------   -----------
Deferred rent...............................      883,344     1,036,466     1,143,208
Depreciation................................      824,699       854,091     1,075,091
Deferred revenue............................      278,521       931,364       665,999
Amortization and other......................   (1,232,100)   (2,762,524)   (2,775,693)
                                              -----------   -----------   -----------
Net deferred tax assets -- long-term........      754,464        59,397       108,605
                                              -----------   -----------   -----------
Total net deferred tax assets...............  $ 1,350,918   $ 1,279,878   $ 1,384,625
                                              ===========   ===========   ===========

     The Company has determined that it is more likely than not that it will fully realize the deferred tax assets. Consequently, no valuation allowance was established as of September 30, 1996, September 30, 1997 and March 31, 1998. A reconciliation between the statutory and effective income tax rates is as follows:

                                    YEAR ENDED           SIX MONTHS ENDED
                                   SEPTEMBER 30,            MARCH 31,
                                   -------------    --------------------------
                                   1996     1997       1997           1998
                                   -----    ----    -----------    -----------
                                                    (UNAUDITED)
Statutory income tax rate......     34.0%   34.0%      34.0%          34.0%
State income taxes net of
  federal benefit..............      5.8%    5.8%       5.8%           5.8%
Change in tax status...........    (74.9)%   0.0%       0.0%           0.0%
Other..........................      1.2%    0.5%       0.5%           0.2%
                                   -----    ----       ----           ----
Effective income tax rate......    (33.9)%  40.3%      40.3%          40.0%
                                   =====    ====       ====           ====

     The Company was taxed under Subchapter S of the Internal Revenue Code for 1995. The significant items included in the reconciliation between the statutory and effective state income tax rate for that year were primarily attributable to changes in the valuation allowance.

10.  ACQUISITIONS


     BRYN MAWR -- On May 13, 1996, the Company acquired the principal operating assets and assumed certain liabilities of Bryn Mawr. This transaction has been accounted for as a purchase and, accordingly, the results of operations of the Company's business relating to Bryn Mawr have been included in the statements of income since the acquisition date. The allocation of the purchase price is final and resulted in goodwill of $5,600,900, which is being amortized over 25 years using

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
                  AND SIX MONTHS ENDED MARCH 31, 1997 AND 1998
     (UNAUDITED WITH RESPECT TO THE SIX-MONTH PERIOD ENDED MARCH 31, 1997)

10.  ACQUISITIONS (CONTINUED)
the straight-line method. The net assets acquired at fair market value on May 13, 1996 were allocated as follows:

Inventory...............................................  $5,043,100
Property and equipment..................................   6,860,400
Other assets............................................     837,800
Accounts payable and accrued expenses...................  (9,689,300)
                                                          ----------
     Net assets acquired................................   3,052,000
Total purchase price and related costs..................   8,652,900
                                                          ----------
     Goodwill...........................................  $5,600,900
                                                          ==========


     HIFI BUYS -- On May 31, 1997, the Company acquired the principal operating assets and assumed certain liabilities of HiFi Buys. This transaction has been accounted for as a purchase and, accordingly, the results of operations of the Company's business relating to HiFi Buys have been included in the statement of income since the acquisition date. The allocation of the purchase price is final and resulted in goodwill of $15,521,950, which is being amortized over 25 years using the straight-line method. The net assets acquired at fair market value on May 30, 1997 were allocated as follows:



Inventory.............................................  $ 9,273,400
Property and equipment................................    2,771,700
Accounts receivable...................................    1,428,800
Other assets..........................................      236,500
Accounts payable and accrued expenses.................   (9,483,100)
                                                        -----------
  Net assets acquired.................................    4,227,300
Total purchase price and related costs (see Note
  11).................................................   19,749,250
                                                        -----------
  Goodwill............................................  $15,521,950
                                                        ===========


     The following unaudited pro forma financial information reflects the consolidated results of operations for the Company for the years ended September 30, 1996 and 1997 as though the acquisitions had occurred on the first day of each fiscal year. The pro forma operating results are presented for comparative purposes only and do not purport to present the Company's actual operating results had the acquisitions been consummated on October 1, 1995 or results which may occur in the future.


                                         YEARS ENDED SEPTEMBER 30
                                       ----------------------------
                                           1996            1997
                                       ------------    ------------
Net Sales............................  $207,359,183    $196,462,686
Net Income...........................     1,441,943         625,748
Net Income (Loss) Available to Common
  Shareholders.......................       406,001      (1,530,608)
Basic Earnings (Loss) per Share......           .21            (.92)
Diluted Earnings (Loss) per share....           .20            (.92)

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
                  AND SIX MONTHS ENDED MARCH 31, 1997 AND 1998
     (UNAUDITED WITH RESPECT TO THE SIX-MONTH PERIOD ENDED MARCH 31, 1997)

10.  ACQUISITIONS (CONTINUED)

     The Company had also previously recorded approximately $809,000 of goodwill in connection with prior acquisitions.



     Accumulated amortization of goodwill was $1,682,000 for the six months ended March 31, 1998. Accumulated amortization of goodwill was approximately $782,000 and $1,227,000 for the years ended September 30, 1996 and 1997, respectively.


11.  STOCKHOLDERS' EQUITY (DEFICIT) AND REDEEMABLE CONVERTIBLE PREFERRED STOCK

     COMMON STOCK -- Holders of common stock are entitled to dividends if declared by the Board of Directors, and each share carries one vote. The common stock has no cumulative voting, redemption or preemptive rights.

     SERIES A AND SERIES B CONVERTIBLE PREFERRED STOCK -- The holders of preferred stock are entitled to significant additional rights beyond those granted to the common stock. Some of these rights are as follows:

          Voting Rights -- Each share of preferred stock is entitled to one vote for each share of common stock into which it is then convertible.


          Representative Directors -- Holders of a majority of the shares of preferred stock and Investor Common Stock (as such term is defined in the Company's Certificate of Incorporation, the "Charter"), voting separately as a class, are entitled to elect two members of the Board of Directors. Holders of preferred stock are also entitled to elect additional members of the Board of Directors under certain circumstances.



          Conversion Provisions -- All shares of preferred stock are automatically convertible into common stock upon the completion of a public offering resulting in net proceeds to the Company of not less than $15,000,000. As of September 30, 1997 and March 31, 1998, the conversion price of a share of Series A Preferred Stock was $6.46. The conversion price of a share of Series B Redeemable Convertible Preferred Stock (the "Series B Preferred Stock") at September 30, 1997 and March 31, 1998 was $8.08.


          Dividends -- No dividends shall be paid on the common stock unless the shares of preferred stock receive the same dividends that such shares would have received had they been converted into common stock prior to the record date for such dividend.

          Liquidation Preference -- In the event of involuntary liquidation, dissolution or winding up of the Company, each holder of Series A Preferred Stock and Series B Preferred Stock is entitled to receive, prior and in preference to any distribution of any assets to holders of any other capital stock of the Company, the sum of (a) $6.46 and/or $8.08 for each share of Series A Preferred Stock and Series B Preferred Stock, respectively, plus (b) an amount in the form of a dividend equal to a 15% rate of return on each holder's investment compounded annually from the date of original issuance.


          Redemption Provisions -- Preferred stock is redeemable if (a) such redemption would not violate any of the existing subordination agreements between the Company and its Senior Lender, (as such term is defined in the Charter), and (b) the Company has the consent of the holders of the 1997 Notes. Mandatory redemption of 6.5% of the total outstanding shares of

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
                  AND SIX MONTHS ENDED MARCH 31, 1997 AND 1998
     (UNAUDITED WITH RESPECT TO THE SIX-MONTH PERIOD ENDED MARCH 31, 1997)

11. STOCKHOLDERS' EQUITY (DEFICIT) AND REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)

     Preferred Stock, is required to occur on the last day of March, June, September and December commencing in 2001. The redemption price is equal to $6.46 for each share of Series A Preferred Stock and $8.08 for each share of Series B Preferred Stock, plus an amount in the form of a dividend equal to a 15% rate of return on such holder's investment compounded annually and calculated from the original issue date.

          Reserved Shares -- As of September 30, 1997, and March 31, 1998 there were 2,566,561 shares of common stock reserved for issuance upon conversion of the preferred stock, 855,400 shares of common stock reserved for issuance upon the exercise of options granted under the Company's 1995 Stock Option Plan, and 771,664 shares of common stock issuable upon the exercise of outstanding warrants.


     On November 28, 1995, the Company made significant changes to its capital structure. On this date, the Company purchased for the treasury 1,698,929 shares of common stock from former stockholders for $1,550,017 in cash and the Redemption Note. The terms of the Redemption Note also require that upon an initial public offering by the Company an additional payment of $650,000 plus an amount equal to 9% interest per annum accruing on such amount from November 28, 1995 to the date of such offering (approximately $814,000 at the estimated time of the effective date of this Offering). Also on November 28, 1995, the Company authorized and issued 4,000,000 and 911,781 shares, respectively, of Series A Preferred Stock. In exchange for the shares issued, the Company received net cash proceeds of $5,469,110.



     On January 16, 1996, the Board of Directors authorized a 10-for-1 stock split. All share data in these financial statements reflects the impact of the split.


     On May 13, 1996, the Company issued an additional 788,349 shares of Series A Preferred Stock for net proceeds to the Company of $5,091,818 in order to partially finance the acquisition of Bryn Mawr.

     During the period from March 7, 1997 through May 30, 1997, the Company issued warrants to purchase 37,132 shares of common stock to certain stockholders who participated in a Warrant and Debenture Commitment relating to a Bridge Loan financing (see Note 6). The warrants have a five-year term and an exercise price of $6.46 per share. The Company hired an independent appraiser to determine the fair value of the warrants as of the issue date. The warrants were issued at or above the fair value of the underlying stock; consequently, the Company has not assigned value to nor recorded an expense for this warrant issuance. All of the warrants issued as part of this transaction were outstanding and exercisable at September 30, 1997 and March 31, 1998.

     On May 30, 1997, the Company issued 866,425 shares of Series B Preferred Stock for net proceeds to the Company of $6,837,385 in order to partially finance the acquisition of HiFi Buys. Series B Preferred Stock is subject to essentially the same terms and conditions as the Series A Preferred Stock, except that the conversion price of Series B Preferred Stock is $8.08 per share.

     On May 30, 1997, the Company issued warrants to purchase 629,566 shares of common stock in connection with a subordinated debt offering in order to partially finance the acquisition of HiFi Buys. The warrants have a ten-year term, an exercise price of $.01, and are subject to certain transfer restrictions. The Company hired an independent appraiser to determine the fair value of the warrants as of the issue date. That value was appraised to be $0.517 per share. Accordingly, the Company placed an aggregate value on the warrants of $325,383. All of the warrants issued as part of this transaction are outstanding as of September 30, 1997 and March 31, 1998. These warrants are

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
                  AND SIX MONTHS ENDED MARCH 31, 1997 AND 1998
     (UNAUDITED WITH RESPECT TO THE SIX-MONTH PERIOD ENDED MARCH 31, 1997)

11. STOCKHOLDERS' EQUITY (DEFICIT) AND REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)

exercisable on the earlier of five years from the date of issue or the completion of the Company's initial public offering with net cash proceeds in excess of $15 million.



     On May 30, 1997, the Company issued to the seller of HiFi Buys warrants to purchase 104,960 shares of common stock in connection with the subordinated debt. The warrants have a term of (a) ten years from the date of issuance, or
(b) five years from the date of a qualified initial public offering. The warrants are only exercisable upon certain corporate events, including the Company's initial public offering. The Company hired an independent appraiser to determine the fair value of the warrants as of the issue date. The warrants were issued at or above the fair value of the underlying stock; consequently, the Company has not assigned value to, nor recorded an expense for, these warrants. The warrants have an exercise price of $8.08 per share and were outstanding at September 30, 1997 and March 31, 1998.


     The weighted average exercise price for all warrants outstanding at September 30, 1997 and March 31, 1998 is $1.42. The following table summarizes information regarding stock warrants outstanding at March 31, 1998:

                                                     NUMBER
                                                   OUTSTANDING        WEIGHTED
                    AVERAGE                      AND EXERCISABLE      AVERAGE
                   EXERCISE                       AT MARCH 31,       REMAINING
                    PRICES                            1998          LIFE (YEARS)
                   --------                      ---------------    ------------
 $0.01.........................................      629,566            9.20
  6.46.........................................       37,138            8.90
  8.08.........................................      104,960            9.20
                                                     -------            ----
                                                     771,664            9.20
                                                     =======


     COMMON STOCK INCENTIVE PLAN -- In November of 1995, the Company implemented the 1995 Stock Option Plan, under which incentive and nonqualified stock options may be granted to management, key employees and outside directors to purchase shares of the Company's common stock. The exercise price for incentive stock options for employees and nonqualified options for outside directors range from $0.61 to $8.08 per share. Options are generally exercisable over a period of ten years from the date of the grant and are dependent on the vesting schedule associated with the grant.


     Options for 388,779, 568,274 and 617,479 shares were exercisable under the 1995 Stock Option Plan at September 30, 1996 and 1997 and March 31, 1998, respectively. There were 26,745, 30,438 and 10,431 shares available for future grants at September 30, 1996 and 1997 and March 31, 1998, respectively.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
                  AND SIX MONTHS ENDED MARCH 31, 1997 AND 1998

     (UNAUDITED WITH RESPECT TO THE SIX-MONTH PERIOD ENDED MARCH 31, 1997)


11. STOCKHOLDERS' EQUITY (DEFICIT) AND REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED)
     The following summarizes transactions under the 1995 Stock Option Plan:


                                                                     WEIGHTED
                                                                     AVERAGE
                                       NUMBER        PER SHARE       EXERCISE
                                      OF SHARES     OPTION PRICE      PRICE
                                      ---------    --------------    --------
October 1, 1995.....................         --          --              --
  Granted...........................    604,424    $0.61 to $7.10     $2.31
  Exercised.........................         --          --              --
  Canceled..........................         --          --              --
                                      ---------
September 30, 1996..................    604,424    $0.61 to $7.10     $2.31
  Granted...........................    232,602    $6.46 to $8.08     $7.59
  Exercised.........................         --
  Canceled..........................     11,289    $0.61 to $6.46     $1.77
                                      ---------
September 30, 1997..................    825,737    $0.61 to $8.08     $3.72
  Granted...........................     29,604        $7.24          $7.24
  Exercised.........................
  Canceled..........................     10,282    $0.61 to $7.24     $3.24
                                      ---------
March 31, 1998......................    845,059    $0.61 to $8.08     $3.97
                                      =========


     The following summarizes information about all stock options outstanding at March 31, 1998 (unaudited):

                                                        WEIGHTED       NUMBER OF
                                         NUMBER         AVERAGE         OPTIONS
                                      OUTSTANDING      REMAINING      EXERCISABLE
EXERCISE                              AT MARCH 31,    CONTRACTUAL     AT MARCH 31,
PRICES                                    1998        LIFE (YEARS)        1998
--------                              ------------    ------------    ------------
$0.61...............................     215,676           7.9          172,157
 0.67...............................     111,878           8.0          111,878
 1.52...............................     107,584           7.8          107,584
 6.46...............................     133,023           8.2           93,562
 7.10...............................      44,148           8.3           44,148
 7.24...............................     179,860           9.4           35,260
 8.08...............................      52,890           9.4           52,890
                                       ---------                        -------
Total...............................     845,059          8.38          617,479
                                       =========                        =======

     The weighted average exercise price of all options outstanding as of September 30, 1997 and March 31, 1998 is $3.72 and $3.97, respectively.


     For purposes of determining the disclosure required by SFAS No. 123, the fair value of each stock option granted in 1996, 1997 and 1998 under the Company's 1995 Stock Option Plan was $0.12, $0.02 and $10.61, respectively. The fair value of stock options was estimated on the date of

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                 YEARS ENDED SEPTEMBER 30, 1995, 1996 AND 1997
                  AND SIX MONTHS ENDED MARCH 31, 1997 AND 1998

     (UNAUDITED WITH RESPECT TO THE SIX-MONTH PERIOD ENDED MARCH 31, 1997)


11. STOCKHOLDERS' EQUITY (DEFICIT) AND REDEEMABLE CONVERTIBLE PREFERRED STOCK (CONTINUED) grant using the Black-Scholes option-pricing model. Key assumptions used to apply this pricing model were as follows:


                                                             YEAR ENDED      SIX MONTHS
                                                           SEPTEMBER 30,       ENDED
                                                           --------------    MARCH 31,
                                                           1996     1997        1998
                                                           -----    -----    ----------
Risk free interest rate..................................  6.21%    5.69%       5.67%
Expected life of option grants (years)...................   5.0      4.0         3.0
Expected volatility of underlying stock..................  54.5%    54.5%       54.5%



     Had compensation cost for stock option grants during fiscal 1996, fiscal 1997 and the six months ended March 31, 1998 been determined under the provisions of SFAS No. 123, the Company's net income would have been approximately $1,742,600, $136,000 and $4,306,600, respectively. Pro forma diluted earnings per share would have been $0.03 and $0.87 for the year ended September 30, 1997 and the six months ended March 31, 1998, respectively.


12.  RELATED PARTY TRANSACTIONS

     In May 1996, in connection with the acquisition of Bryn Mawr, the company entered into a consulting agreement with Bryn Mawr's former owner and a former director of the Company ("BMFO") for a term of four years (the "Consulting Period"). This consulting agreement was amended as of April 23, 1997 and currently the Company is obligated to pay BMFO approximately $21,000 a month during the first year after the commencement date of the agreement, and approximately $4,200 a month during years three and four of the Consulting Period plus out-of-pocket expenses. Aggregate payments under the agreement are expensed on a straight-line basis over the Consulting Period.

     The Company also entered into certain lease agreements for three facilities in Pennsylvania with an affiliate of BMFO. Aggregate yearly payments under these agreements total approximately $670,000.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
                                  (UNAUDITED)

     The following Pro Forma Condensed Consolidated Financial Information should be read in conjunction with the historical consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

     The Pro Forma Condensed Consolidated Statement of Operations for the year ended September 30, 1997 reflects financial information with respect to the Company's acquisition of HiFi Buys on May 30, 1997, which has been accounted for under the purchase method of accounting. The Pro Forma Condensed Consolidated Statement of Operations for the year ended September 30, 1997 was prepared as if the acquisition of HiFi Buys occurred on October 1, 1996, the first day of fiscal 1997.

     The Pro Forma Condensed Consolidated Statements of Operations for fiscal 1997 do not include any potential operational costs savings, with the exception of the reduction of the workforce of HiFi Buys that took place at the time of the acquisition. The Company believes that it may be able to further reduce operational costs as it consolidates the HiFi Buys operations into the Company. There can be no assurance that the Company will be successful in effecting any such costs savings.

     The Pro Forma Condensed Consolidated Financial Information is unaudited and is not necessarily indicative of the consolidated financial position and results which actually would have occurred if the acquisition of HiFi Buys had been consummated as of the date presented, nor does it purport to present the financial position or results of operations of the Company for future periods.

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                   PRO FORMA CONDENSED CONSOLIDATED STATEMENT
                                 OF OPERATIONS
                     FOR THE YEAR ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)


                                              HIFI BUYS
                             COMPANY      EIGHT MONTHS ENDED                    PRO FORMA
                            HISTORICAL         5/30/97           SUBTOTAL      ADJUSTMENTS       PRO FORMA
                           ------------   ------------------   -------------   -----------     -------------
Total Revenue............  $132,525,037      $ 63,937,649      $ 196,462,686   $       --      $ 196,462,686
Cost Of Sales............   (86,314,918)      (45,168,763)      (131,483,681)                   (131,483,681)
                           ------------      ------------      -------------                   -------------
Gross Profit.............    46,210,119        18,768,886         64,979,005                      64,979,005
                                                                               (1,574,323)(1)
Operating Expenses.......    44,157,214        17,842,958         62,000,172      408,333(2)      60,834,182
                           ------------      ------------      -------------                   -------------
Income (Loss) From
  Operations.............     2,052,905           925,928          2,978,833                       4,144,823
                                                                                1,276,000(3)
Interest Expense.........     1,807,660           437,773          2,245,433     (437,773)(4)      3,083,660
                           ------------      ------------      -------------                   -------------
Income (loss) before
  income taxes...........       245,245           488,155            733,400                       1,061,163
Income tax expense
  (benefit)..............        98,962                 0             98,962      336,453(5)         435,415
                           ------------      ------------      -------------   -----------     -------------
Net income...............  $    146,283      $    488,155      $     634,438   $    8,690      $     625,748
                           ============      ============      =============   ===========     =============
Accretion of Preferred
  Stock Dividends........  $  2,156,356                                                        $   2,156,356
                           ------------                                                        -------------
Net Income (Loss)
  Available to Common
  Shareholders...........    (2,010,073)                                                          (1,530,608)
                           ------------                                                        -------------
Basic Earnings (Loss) per
  Share..................  $      (1.20)                                                       $        (.92)
                           ============                                                        =============
Weighted Average Shares
  Outstanding............     1,672,507                                                            1,672,507
                           ============                                                        =============
Diluted Earnings (Loss)
  per Share..............  $      (1.20)                                                       $        (.92)
                           ============                                                        =============
Weighted Average Shares
  Outstanding............     1,672,507                                                            1,672,507
                           ============                                                        =============

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

              NOTES TO PRO FORMA CONDENSED CONSOLIDATED STATEMENT
                                 OF OPERATIONS
                     FOR THE YEAR ENDED SEPTEMBER 30, 1997
                                  (UNAUDITED)

(1) To record the prorated eight-month savings associated with the closing down of the corporate offices of HiFi Buys. This resulted in the immediate termination of 43 positions, and as part of the purchase and sale agreement severance costs for these positions were borne by the seller.

(2) To record the amortization of goodwill associated with the acquisition of HiFi Buys for a full fiscal year. See Note 10 to the Consolidated Financial Statements.


(3) To record interest expense for the 1997 Notes and the Seller Note for the full fiscal year. Both notes were issued in connection with the acquisition of HiFi Buys. See Note 6 to the Consolidated Financial Statements.


(4) To eliminate interest expense recorded by HiFi Buys associated with (i) a HiFi Buys mortgage not assumed as part of the HiFi Buys acquisition and (ii) a line of credit that was replaced with the financing mentioned in (2).


(5) To reflect an effective tax rate of 41%, representing management's estimate of the effective tax rate had HiFi Buys been a C corporation for the period presented. A reconciliation between the statutory and pro forma effective income tax rates is as follows:



Statutory income tax rate...................................    34.0%
State income taxes, net of federal benefit..................     6.8
Other.......................................................     0.2
                                                                ----
Pro forma effective income tax rate.........................    41.0%
                                                                ====

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
HiFi Buys Incorporated

     We have audited the accompanying statements of operations and cash flows of HiFi Buys Incorporated (the "Company") for the years ended December 31, 1996, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the years ended December 31, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.

/s/DELOITTE & TOUCHE LLP
Atlanta, Georgia
March 7, 1997

                             HIFI BUYS INCORPORATED

                            STATEMENTS OF OPERATIONS

                                                                         THREE MONTHS ENDED
                                   YEARS ENDED DECEMBER 31,                   MARCH 31,
                            ---------------------------------------   -------------------------
                               1996          1995          1994          1997          1996
                            -----------   -----------   -----------   -----------   -----------
                                                                      (UNAUDITED)   (UNAUDITED)
NET SALES.................  $93,227,100   $89,452,900   $78,305,300   $20,853,581   $21,491,067
COST OF GOODS SOLD........   67,368,800    64,608,800    56,547,400    14,619,834    15,239,827
                            -----------   -----------   -----------   -----------   -----------
                             25,858,300    24,844,100    21,757,900     6,233,747     6,251,240
OPERATING EXPENSES:
  Selling, general, and
     administrative.......   23,367,600    22,007,600    19,374,500     5,896,816     5,735,997
  Depreciation and
     amortization.........      991,900       972,100       870,900       269,894       215,771
                            -----------   -----------   -----------   -----------   -----------
                             24,359,500    22,979,700    20,245,400     6,166,710     5,951,768
                            -----------   -----------   -----------   -----------   -----------
OPERATING INCOME..........    1,498,800     1,864,400     1,512,500        67,037       299,472
INTEREST EXPENSE..........      519,600       491,500       352,100       145,265       115,671
                            -----------   -----------   -----------   -----------   -----------
NET INCOME (LOSS).........  $   979,200   $ 1,372,900   $ 1,160,400   $   (78,228)  $   183,801
                            ===========   ===========   ===========   ===========   ===========

                See notes to consolidated financial statements.

                             HIFI BUYS INCORPORATED

                            STATEMENTS OF CASH FLOWS


                                                                                          THREE MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,                   MARCH 31,
                                             ---------------------------------------   -------------------------
                                                1996          1995          1994          1997          1996
                                             -----------   -----------   -----------   -----------   -----------
                                                                                       (UNAUDITED)   (UNAUDITED)
OPERATING ACTIVITIES:
  Net income (loss)........................  $   979,200   $ 1,372,900   $ 1,160,400   $  (78,228)   $   183,801
  Adjustments to reconcile net income to
    net cash provided by operating
    activities:
    Depreciation and amortization..........      991,900       972,100       870,900      269,894        215,771
    Deferred product warranty revenues and
      related costs, net...................      356,700       304,600        78,400       86,989         75,798
    Gain on the sale of property and
      equipment............................           --       (80,300)      (19,500)          --             --
    Change in operating assets and
      liabilities:
      Accounts receivable, net.............      201,200      (276,100)      (19,400)    (260,081)      (511,245)
      Inventories..........................   (1,568,100)      638,500    (2,086,600)   2,412,644      1,374,132
      Prepaid expenses and other assets....     (103,900)      (84,800)      (73,400)     127,159       (157,674)
      Accounts payable and accrued
        expenses...........................    2,714,100    (2,544,700)    2,238,100   (5,879,764)    (2,439,064)
      Customer deposits....................     (215,900)      318,800       107,000      (13,200)      (353,673)
                                             -----------   -----------   -----------   -----------   -----------
        Net cash provided by operating
          activities.......................    3,355,200       621,000     2,255,900   (3,334,587)    (1,612,154)
INVESTING ACTIVITIES:
  Purchase of property and equipment.......   (3,632,100)   (1,969,000)     (549,000)     (80,118)      (795,584)
  Proceeds from sale of property and
    equipment..............................           --       141,900        60,100           --             --
  Sale (purchase) of short-term
    investment.............................           --       600,000      (600,000)          --             --
                                             -----------   -----------   -----------   -----------   -----------
        Net cash used in investing
          activities.......................   (3,632,100)   (1,227,100)   (1,088,900)     (80,118)      (795,584)
FINANCING ACTIVITIES:
  Net borrowings (repayments) on line of
    credit.................................     (770,400)      957,600    (1,689,000)          --             --
  Proceeds from long-term borrowings.......    2,945,000       566,300       600,000    4,539,122      3,346,614
  Payments on long-term borrowings.........   (1,089,000)      (67,500)      (67,200)          --             --
  Payment for repurchase of common stock...           --      (105,000)           --           --             --
  Proceeds from the issuance of common
    stock..................................           --            --       500,000           --             --
  Dividends paid...........................     (854,800)     (721,100)     (516,500)    (701,947)      (626,027)
                                             -----------   -----------   -----------   -----------   -----------
        Net cash provided by (used in)
          financing activities.............      230,800       630,300    (1,172,700)   3,837,175      2,720,587
NET (DECREASE) INCREASE IN CASH............      (46,100)       24,200        (5,700)     422,470        312,849
CASH:
  Beginning of year........................       62,900        38,700        44,400       16,800         62,900
                                             -----------   -----------   -----------   -----------   -----------
  End of year..............................  $    16,800   $    62,900   $    38,700   $  439,270    $   375,749
                                             ===========   ===========   ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Interest paid during the year (net of
    amounts capitalized)...................  $   456,200   $   465,500   $   353,200   $  145,265    $   115,670
                                             ===========   ===========   ===========   ===========   ===========
  Equipment purchased through note
    payable................................  $        --   $   354,600   $        --   $       --    $        --
                                             ===========   ===========   ===========   ===========   ===========
  Common stock repurchased through note
    payable................................  $        --   $   102,800   $        --   $       --    $        --
                                             ===========   ===========   ===========   ===========   ===========


                See notes to consolidated financial statements.

                             HIFI BUYS INCORPORATED

                         NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND THE THREE-MONTH PERIODS
                         ENDED MARCH 31, 1997 AND 1996
  (UNAUDITED WITH RESPECT TO THE THREE-MONTH PERIODS ENDED MARCH 31, 1997 AND
                                     1996)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     HiFi Buys Incorporated (the "Company") sells consumer electronics through its ten retail stores in Georgia. Its significant accounting policies are:

     INVENTORIES -- Inventories are stated at the lower of average cost or market. Cost includes certain warehousing and distribution costs which have been capitalized in inventories.

     PROPERTY AND EQUIPMENT -- Property and equipment is recorded at cost. Depreciation is computed using accelerated methods based on the estimated useful lives of the related assets. Amortization of leasehold improvements is computed on the straight-line method over the shorter of the estimated useful lives or the lease terms.

     REVENUE RECOGNITION -- Revenue from merchandise sales is recognized upon shipment or delivery of goods. Service revenue is recognized when the repair service is completed.

     COST OF GOODS SOLD -- Cost of goods sold represents the cost of the inventory as well as substantially all warehousing and distribution costs.

     INCOME TAXES -- The Company elected to be treated as an S Corporation for federal and state income tax purposes.

     STORE OPENING COSTS -- Costs associated with opening new stores are expensed as incurred.

     INTEREST -- In 1996, approximately $61,600 of interest incurred during the construction of a new store was capitalized into the cost basis of the constructed property. No interest costs were capitalized in 1995 or 1994.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     LONG-LIVED ASSETS -- On an ongoing basis, the Company evaluates the carrying value of its long-lived assets based upon estimated future undiscounted cash flows relying on a number of factors, including operating results, business plans and certain economic projections. In addition, the Company's evaluation considers nonfinancial data such as changes in the operating environment, competitive information, market trends and business relationships.

2.  ACCOUNTING FOR PRODUCT WARRANTY REVENUES AND RELATED COSTS

     Since 1988, the Company has offered and sold extended warranty contracts (the "Contracts") under a Company-administered and self-insured program. The terms of these Contracts generally extend from one to five years from their purchase dates. Revenues from Contract sales are deferred and amortized into income on a straight-line basis over the lives of the related Contracts (the average life of Contracts sold by the Company is approximately four years). Certain costs of such sales, principally sales commissions, are deferred and amortized similarly; costs for product repairs are expensed as incurred.

                             HIFI BUYS INCORPORATED

FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND THE THREE-MONTH PERIODS
                         ENDED MARCH 31, 1997 AND 1996
  (UNAUDITED WITH RESPECT TO THE THREE-MONTH PERIODS ENDED MARCH 31, 1997 AND
                                     1996)

     An analysis of product warranty sales and the associated product repair expense is as follows:

                                                                           THREE MONTHS ENDED
                                       YEARS ENDED DECEMBER 31,                 MARCH 31,
                                 ------------------------------------   -------------------------
                                    1996         1995         1994         1997          1996
                                 ----------   ----------   ----------   -----------   -----------
                                                                        (UNAUDITED)   (UNAUDITED)
Product warranty:
  Contracts sold...............  $1,908,800   $1,625,100   $1,456,400    $474,000      $436,000
                                 ==========   ==========   ==========    ========      ========
  Revenue recognized...........  $1,535,600   $1,372,200   $1,410,300    $410,200      $351,000
                                 ==========   ==========   ==========    ========      ========
Related costs of product
  warranty sales:
  Deferred.....................  $  233,300   $  150,700   $  166,400    $ 52,300      $ 53,300
                                 ==========   ==========   ==========    ========      ========
  Expensed.....................  $  216,800   $  202,500   $  198,800    $ 58,700      $ 49,600
                                 ==========   ==========   ==========    ========      ========
Product repair expense.........  $  377,600   $  230,200   $  224,000    $130,600      $116,800
                                 ==========   ==========   ==========    ========      ========

3.  INCOME TAXES

     The Company has elected to be treated as an S Corporation under Section 1362(a) of the Internal Revenue Code and to have its income taxed directly to its stockholders. As a result of this election, the statements of operations for the years ended December 31, 1996, 1995 and 1994 do not include a provision for income taxes. Had this election not been made, the Company's net income in 1996, 1995 and 1994 would have been reduced by approximately $391,700, $549,200 and $464,200, respectively, for federal and state income taxes. Similarly, had this selection not been made, net income (loss) in the three months ended March 31, 1997 and 1996 would have been (increased)/reduced by approximately ($31,291) and 73,520, respectively (unaudited).

4.  COMMITMENTS

     The Company leases office, warehouse, and retail space under various noncancelable operating leases. Total annual minimum rental payments at December 31, 1996 for all noncancelable operating leases with terms in excess of one year are as follows:

YEAR ENDING
DECEMBER 31,
------------
1997..................................................  $ 2,483,300
1998..................................................    2,252,200
1999..................................................    2,235,000
2000..................................................    2,258,400
2001..................................................    2,067,900
Thereafter............................................   11,022,200
                                                        -----------
                                                        $22,319,000
                                                        ===========

     Under a sublease agreement for certain retail space, the Company will receive approximately $82,800 in annual minimum rental payments through 2003.

                             HIFI BUYS INCORPORATED

FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994 AND THE THREE-MONTH PERIODS
                         ENDED MARCH 31, 1997 AND 1996
  (UNAUDITED WITH RESPECT TO THE THREE-MONTH PERIODS ENDED MARCH 31, 1997 AND
                                     1996)

     Rent expense consisted of the following:


                                                                           THREE MONTHS ENDED
                                       YEARS ENDED DECEMBER 31,                 MARCH 31,
                                 ------------------------------------   -------------------------
                                    1996         1995         1994         1997          1996
                                 ----------   ----------   ----------   -----------   -----------
                                                                        (UNAUDITED)   (UNAUDITED)
Minimum rent...................  $2,633,300   $2,567,400   $2,096,400    $649,800      $685,300
Contingent rent................          --       21,700       39,400          --            --
Sublease income................     (82,800)     (82,800)     (82,800)    (20,700)      (20,700)
                                 ----------   ----------   ----------    --------      --------
          Total rent expense...  $2,550,500   $2,506,300   $2,053,000    $629,100      $664,600
                                 ==========   ==========   ==========    ========      ========


     Most leases provide for additional payments of real estate taxes and other operating expenses applicable to the property. Such expenses are recorded as a component of minimum rent.

5.  EMPLOYEE BENEFIT PLAN


     The Company maintains a retirement plan (the "Plan") covering substantially all of its employees. Employees who are over the age of 21 and who have completed their first year of service with the Company are eligible to be admitted to the Plan during the open enrollment period. The Plan provides for a discretionary profit sharing contribution as well as discretionary matching of participant contributions by the Company. Participants are fully vested in their contributions to the Plan and become 40% and 100% vested in the Company's profit sharing and matching contributions after four and five years, respectively. The Company's profit sharing and matching contributions were $117,900, $92,200 and $68,700 for the years ended December 31, 1996, 1995 and 1994, respectively and approximately $30,000 and $29,500 for the three months ended March 31, 1997 and 1996, respectively.


6.  SUBSEQUENT EVENT

     In February 1997, the Company entered into a nonbinding letter of intent for the sale of substantially all of its assets.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Bryn Mawr Radio and Television Centre, Inc.

     We have audited the combined statements of operations and cash flows of Bryn Mawr Radio and Television Centre, Inc. and affiliate (the "Company") for the year ended August 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the combined results of operations and combined cash flows of the Company for the year ended August 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the combined financial statements, on May 9, 1996, the Company sold substantially all of its assets to an unrelated party.

/s/ DELOITTE & TOUCHE LLP
Philadelphia, Pennsylvania
October 20, 1995 (May 9, 1996 as to Note 2)

           BRYN MAWR RADIO AND TELEVISION CENTRE, INC. AND AFFILIATE

                        COMBINED STATEMENT OF OPERATIONS


                                                                   SIX MONTHS          SIX MONTHS
                                                  YEAR ENDED          ENDED               ENDED
                                                  AUGUST 31,      FEBRUARY 29,        FEBRUARY 28,
                                                     1995             1996                1995
                                                  -----------   -----------------   -----------------
                                                                   (UNAUDITED)         (UNAUDITED)
NET SALES.......................................  $29,020,487      $19,098,609         $17,712,637
COST OF SALES...................................   18,631,960       12,370,459          11,410,268
                                                  -----------      -----------         -----------
GROSS PROFIT....................................   10,388,527        6,728,150           6,302,369
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES....   10,945,401        5,912,217           5,818,914
OTHER REVENUE...................................      255,882           81,683             125,456
                                                  -----------      -----------         -----------
(LOSS) INCOME FROM OPERATIONS...................     (300,992)         897,616             608,911
INTEREST EXPENSE ON DEBT AND CAPITAL LEASES.....      300,989          310,640             146,474
INCOME TAXES (STATE)............................        4,000               --                  --
                                                  -----------      -----------         -----------
NET (LOSS) INCOME...............................  $  (605,981)     $   586,976         $   462,437
                                                  ===========      ===========         ===========


                See notes to consolidated financial statements.

           BRYN MAWR RADIO AND TELEVISION CENTRE, INC. AND AFFILIATE

                        COMBINED STATEMENT OF CASH FLOWS


                                            YEAR ENDED       SIX MONTHS ENDED     SIX MONTHS ENDED
                                          AUGUST 31, 1995    FEBRUARY 29, 1996    FEBRUARY 28, 1995
                                          ---------------    -----------------    -----------------
                                                                (UNAUDITED)          (UNAUDITED)
OPERATING ACTIVITIES:
  Net (loss) income.....................    $  (605,981)        $   586,976          $   462,437
  Adjustments to reconcile net (loss)
     income to net cash (used in)
     provided by operating activities:
     Depreciation and amortization......        610,481             485,891              255,082
  Changes in assets and liabilities
     which (used) provided cash:
     Accounts receivable................       (180,712)           (182,870)            (167,453)
     Inventories........................        101,914          (1,221,898)            (778,459)
     Prepaid expenses and other
       assets...........................         25,747            (114,473)            (283,681)
     Accounts payable and accrued
       expenses.........................       (557,335)          2,952,726            1,124,126
     Deferred revenue...................       (156,329)             46,156               (7,391)
     Customer deposits..................         90,128              70,171              121,553
                                            -----------         -----------          -----------
          Net cash (used in) provided by
            operating activities........       (672,087)          2,622,679              726,214
                                            -----------         -----------          -----------
INVESTING ACTIVITIES -- Acquisition of
  property, plant and equipment.........     (6,776,579)         (3,273,258)          (3,742,066)
                                            -----------         -----------          -----------
FINANCING ACTIVITIES:
  Capital contributions.................        100,000                  --                   --
  Distribution to shareholders..........       (265,860)         (1,950,817)          (1,902,191)
  Principal payments on capital leases
     and term loans.....................       (245,451)           (122,726)            (110,453)
  Prepayments of proceeds from bank line
     of credit..........................     (1,600,000)                 --                   --
  Borrowings under revolving credit
     facility...........................      2,950,000                  --                   --
  Borrowings under term loan facility...      1,900,000           3,005,496            4,697,829
  Proceeds from construction loan
     agreements.........................      4,089,262                  --                   --
                                            -----------         -----------          -----------
          Net cash provided by financial
            activities..................      6,927,951             931,953            2,685,185
                                            -----------         -----------          -----------
NET (DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS...........................       (520,715)            281,374             (330,667)
CASH AND CASH EQUIVALENTS, BEGINNING OF
  YEAR..................................        711,163             190,448              711,163
                                            -----------         -----------          -----------
CASH AND CASH EQUIVALENTS, END OF
  YEAR..................................    $   190,448         $   471,822          $   380,496
                                            ===========         ===========          ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  ITEMS:
  Cash paid during the year for:
     Interest...........................    $   300,989         $   373,057          $    70,125
                                            ===========         ===========          ===========
     Income taxes.......................    $    23,873         $        --          $        --
                                            ===========         ===========          ===========


                  See notes to combined financial statements.

           BRYN MAWR RADIO AND TELEVISION CENTRE, INC. AND AFFILIATE

                     NOTES TO COMBINED FINANCIAL STATEMENTS
             YEAR ENDED AUGUST 31, 1995 AND SIX-MONTH PERIODS ENDED
                    FEBRUARY 29, 1996 AND FEBRUARY 28, 1995
    (UNAUDITED WITH RESPECT TO THE SIX-MONTH PERIODS ENDED FEBRUARY 29, 1996
                             AND FEBRUARY 28, 1995)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION -- The financial statements are combined and include the accounts of Bryn Mawr Radio and Television Centre, Inc. and BMS of Delaware, Inc. (collectively, the "Company") which are under common ownership. All significant balances and transactions between the companies have been eliminated.

     BMS of Delaware, a Delaware Holding Company, was incorporated in 1991, and its shareholders are the same as Bryn Mawr Radio and Television Centre, Inc.

     CASH AND CASH EQUIVALENTS -- The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be temporary investments and cash equivalents for balance sheet and cash flow statement purposes.

     INVENTORIES -- Inventories are stated at the lower of cost (average-cost basis) or market.

     DEPRECIATION AND AMORTIZATION -- Depreciation and amortization are computed by the straight-line method over the estimated useful lives of the respective assets. Amortization of improvements to leased properties is based upon the remaining terms of the leases or the estimated useful lives of such improvements, whichever is shorter.

     OTHER ASSETS -- Goodwill and other acquisition costs are being amortized on a straight-line basis over periods from six to ten years.

     DEFERRED REVENUE -- The Company sells extended warranty contracts beyond the normal manufacturer's warranty period, usually with terms of coverage (including the manufacturer's warranty period) between twelve and sixty months. All revenue from the sale of extended warranty contracts is deferred, and the revenue is amortized on a straight-line basis over the contract period. All costs related to the contracts are charged to expense when incurred.

     REVENUE RECOGNITION -- Revenue from merchandise sales is recognized upon shipment or delivery of goods. Service revenue is recognized when the repair is completed.

     INCOME TAXES -- Effective September 1, 1987, the shareholders elected to have the Company taxed as an S Corporation for federal and certain state corporate income tax purposes.

     STORE OPENING COSTS -- The costs of opening new stores are expensed as incurred.

     CAPITAL LEASES -- The amount of amortization of assets recorded under capital leases is included with depreciation expense.

     LONG-LIVED ASSETS -- On an ongoing basis, the Company evaluates the carrying value of its long-lived assets based upon estimated future undiscounted cash flows relying on a number of factors, including operating results, business plans and certain economic projections. In addition, the Company's evaluation considers nonfinancial data such as changes in the operating environment, competitive information, market trends and business relationships.

2.  SUBSEQUENT EVENT

     On March 15, 1996, the Company entered into an agreement to sell substantially all of the assets of the Company to an unrelated party. The consummation of this transaction is expected to occur on or about May 9, 1996.

           BRYN MAWR RADIO AND TELEVISION CENTRE, INC. AND AFFILIATE

             YEAR ENDED AUGUST 31, 1995 AND SIX-MONTH PERIODS ENDED
                    FEBRUARY 29, 1996 AND FEBRUARY 28, 1995
    (UNAUDITED WITH RESPECT TO THE SIX-MONTH PERIODS ENDED FEBRUARY 29, 1996
                             AND FEBRUARY 28, 1995)

3.  DEFERRED REVENUE


     Extended warranty contract sales were approximately $531,000 in the year ended August 31, 1995 and $375,000 and $337,000 in the six-month periods ended February 29, 1996 and February 28, 1995, respectively. Amortization of the deferred revenue was approximately $688,000 in the year ended August 31, 1995 and $324,000 and $353,200 in the six-month periods ended February 29, 1996 and February 28, 1995, respectively. (See Note 1)


4.  EMPLOYEE BENEFIT PLANS

     The Company has a qualified profit sharing plan covering eligible employees which provides for contributions at the discretion of the Board of Directors and also contains a 401(k) feature which provides for salary reduction and certain employer-matching contributions. Profit sharing plan contributions were $20,000 for the year ended August 31, 1995 and $10,000 for each of the six-month periods ended February 29, 1996 and February 28, 1995.

5.  COMMITMENTS AND RELATED-PARTY TRANSACTIONS

     The Company has entered into various lease agreements with respect to its stores and certain warehouse and administrative facilities. Certain of these leases contain several options and escalation clauses.


     A portion of the Company's store space is leased from an individual who is both the principal shareholder and president. Rent expense was $1,271,811 for the year ended August 31, 1995 (of which $186,000 was paid to related parties) and $653,700 and $572,300 for the six-month periods ended February 29, 1996 and February 28, 1995, respectively.


     Future minimum rental commitments on operating leases are as follows:

YEAR ENDING AUGUST 31
---------------------
1996....................................................  $1,026,119
1997....................................................     960,270
1998....................................................     868,651
1999....................................................     860,709
2000....................................................     788,464
Thereafter                                                 2,748,670
                                                          ----------
Total...................................................  $7,252,883
                                                          ==========


     The Company has commitments at August 31, 1995 to expend approximately $1,800,000 to complete construction of its new distribution center, administrative offices, and a retail facility.

==============================================================================

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    8
Use of Proceeds.......................   15
Dividend Policy.......................   15
Capitalization........................   16
Dilution..............................   17
Selected Financial and Operating
  Data................................   18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   21
Business..............................   31
Management............................   41
Principal and Selling Stockholders....   48
Certain Transactions..................   50
Description of Capital Stock..........   52
Shares Eligible for Future Sale.......   56
Underwriting..........................   58
Legal Matters.........................   59
Experts...............................   59
Additional Information................   60
Index to Financial Statements.........  F-1


                                ---------------

     UNTIL           , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
===============================================================================
===============================================================================




                                2,710,000 SHARES

                                  TWEETER HOME
                                 ENTERTAINMENT
                                  GROUP, INC.



                                  COMMON STOCK






                             ---------------------

                                   PROSPECTUS
                             ---------------------





                                 BT ALEX. BROWN

                            PAINEWEBBER INCORPORATED

                             DAIN RAUSCHER WESSELS
                    A DIVISION OF DAIN RAUSCHER INCORPORATED
                                         , 1998
================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered, all of which will be paid solely by the Company.

SEC Registration Fee........................................  $ 16,055
NASD Filing Fee.............................................     5,800
NASDAQ Listing Fee..........................................    59,960
Printing, Engraving and Mailing Expenses....................   125,000
Legal Fees and Expenses.....................................   400,000
Accounting Fees and Expenses................................   275,000
Transfer Agent Fees and Expenses............................    12,000
Miscellaneous...............................................     6,185
                                                              --------
          TOTAL.............................................  $900,000

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     The Company's Charter generally limits the liability of the Company's Directors to the Company to the fullest extent permitted from time to time by Delaware law. The DGCL permits, but does not require, a corporation to indemnify its directors, officers, employees or agents, and expressly provides that the indemnification provided for under the DGCL shall not be deemed exclusive of any indemnification right under any By-law, vote of stockholders or disinterested directors, or otherwise. The DGCL permits indemnification against expenses and certain other liabilities arising out of legal actions brought or threatened against such persons for their conduct on behalf of a corporation; provided, however, that each such person acted in good faith and in a manner that he reasonably believed was in or not opposed to such corporation's best interests and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The DGCL does not allow indemnification of directors in the case of an action by or in the right of a corporation (including stockholder derivative suits) unless the directors successfully defend the action or indemnification is ordered by the court.



     The Charter provides that directors and executive officers of the Company shall be and, in the discretion of the Board of Directors, other officers and non-officer employees may be indemnified by the Company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities actually and reasonably incurred in connection with service for or on behalf of the Company. The By-laws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any By-law, agreement, vote of stockholders, or otherwise. The Charter contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit. The provision does not alter a director's liability under the Federal securities laws. In addition, this provision does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.


     Reference is also made to the Underwriting Agreement, which is filed as
Exhibit 1.1 to this Registration Statement.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     Set forth in chronological order is information regarding the number of shares of capital stock sold, the number of options granted by the Company, and the amount of debt securities issued by the Company since March 31, 1995, the consideration received by the Company for such shares, options and debt instruments and information relating to the section of the Securities Act of 1933 (the "Securities Act"), or rule of the Securities and Exchange Commission under which exemption from registration is claimed. None of these securities were registered under the Securities Act. No sale of securities involved the use of an underwriter and no commissions were paid in connection with the sales of securities, except that the Company paid a placement fee of $500,000 to BankBoston, N.A., in connection with the subordinated loan referred to in paragraph 4 below.

          1. On November 28, 1995, the Company issued an aggregate of 911,787 shares of Series A Redeemable Convertible Preferred Stock to Weston Presidio Offshore Capital C.V., Natio Vie Developpement II, FCPR, BNP Venture Holding Corp., Jeffrey Bloomberg, Harriet Bloomberg, Armin Biller and Matthew Bronfman at a purchase price of $6.46 per share. These shares will be converted into 911,787 shares of Common Stock upon consummation of the Offering. At the same time, the Company redeemed shares of Common Stock from certain stockholders and issued the Redemption Note to such stockholders. The above securities were sold pursuant to Section 4(2) and Regulation D under the Securities Act.

          2. On May 13, 1996, the Company issued an aggregate of 788,349 shares of Series A Redeemable Convertible Preferred Stock to Advent Direct Investment Program Limited Partnership, Global Private Equity II Limited Partnership and Carolina Bloomberg at a purchase price of $6.46 per share. These shares will be converted into 788,349 shares of Common Stock upon consummation of the Offering. The securities were sold pursuant to Section 4(2) and Regulation D under the Securities Act.

          3. On March 7, 1997, in connection with a $2.0 million bridge loan from the Company's existing lender, the Company sold to Weston Presidio Offshore Capital, C.V., Natio Vie Developpement II, FCPR, BNP Venture Holding Corp., Jeffrey Bloomberg, Harriet Bloomberg, Armin Biller, Matthew Bronfman, Advent Direct Investment Program Limited Partnership, Global Private Equity II Limited Partnership and Carolina Bloomberg, pursuant to the terms of a Warrant and Debenture Commitment dated as of March 7, 1997, Warrants initially exercisable for an aggregate of 37,138 shares of Common Stock. The purchase price for each Warrant was $0.15 multiplied by the number of shares of Common Stock which could initially be purchased upon exercise in full of each Warrant. The exercise price for each such Warrant is $6.46 per share. The securities were sold pursuant to Section 4(2) and Regulation D under the Securities Act.


          4. On May 30, 1997, as part of the total purchase price for the HiFi Buys Acquisition, the Company issued a Warrant to HiFi Buys Incorporated, now known as HFB Associates LLC, exercisable for 104,960 shares of Common Stock. The exercise price for such HFB Associates Warrant is $8.08 per share. The Company also issued the HiFi Buys Note to HiFi Buys Incorporated at such time. The securities were sold pursuant to Section 4(2) and Regulation D under the Securities Act.



          5. On June 2, 1997, the Company issued the 1997 Notes in the aggregate amount of $15,000,000 to PNC Capital Corp, Exeter Venture Lenders, L.P., Exeter Equity Partners and Seacoast Capital Partners, L.P. The Company also issued to these lenders warrants exercisable for an aggregate of 629,566 shares of Common Stock. The exercise price under each such Warrant is $.002 per share. The securities were sold pursuant to
     Section 4(2) and Regulation D under the Securities Act.



          6. On June 2, 1997, the Company issued an aggregate of 866,425 shares of Series B Redeemable Convertible Preferred Stock to Weston Presidio Offshore Capital C.V., Natio Vie

     Developpement II, FCPR, BNP Venture Holding Corp., Jeffrey Bloomberg, Harriet Bloomberg, Matthew Bronfman, Advent Direct Investment Program Limited Partnership, Carolina Bloomberg, PNC Capital Corp, Exeter Venture Lenders, L.P. and BancBoston Investments Inc., at a purchase price of $8.08 per share. These shares will be converted into 866,425 shares of Common Stock upon consummation of the Offering. The securities were sold pursuant to Section 4(2) and Regulation D under the Securities Act.


          7. During the past three years, the Company has granted options to purchase an aggregate number of 866,630 shares to purchase Common Stock to 263 individuals, (some of which have terminated their employment with the Company) all of whom were at the time of grant employees or directors of the Company, pursuant to the Company's 1995 Stock Option Plan. These options have been granted under Section 4(2) of the Securities Act and/or Rule 701 under the Securities Act.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENTS.

     (a) See the Exhibit Index included immediately preceding the exhibits to this Registration Statement.


     (b) Schedule II is included in this Registration Statement. All other schedules are not required under the instructions relating to the applicable accounting regulations of the Securities and Exchange Commission or are inapplicable, and therefore have been omitted.


ITEM 17.  UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.


     (b) The undersigned registrant hereby undertakes that:


          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and that offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts on June 5, 1998.


                                          TWEETER HOME ENTERTAINMENT GROUP, INC.

                                          By:       /s/ JEFFREY STONE

                                            ------------------------------------
                                            Jeffrey Stone
                                            President, Treasurer and Director


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been duly signed below by the following persons in the capacities and on the dates indicated.



                     SIGNATURE                                     TITLE                      DATE
                     ---------                                     -----                      ----

               /s/ SAMUEL BLOOMBERG                  Director, Chairman of the Board      June 5, 1998
---------------------------------------------------    and Chief Executive Officer
        Samuel Bloomberg, By Jeffrey Stone;
               His Attorney-in-Fact.

                 /s/ JEFFREY STONE                   Director and President (Principal    June 5, 1998
---------------------------------------------------    Executive Officer)
                   Jeffrey Stone

                /s/ JOSEPH MCGUIRE                   Vice President and Chief Financial   June 5, 1998
---------------------------------------------------    Officer (Principal Financial
                  Joseph McGuire                       Officer and Principal Accounting
                                                       Officer)

               /s/ JEFFREY BLOOMBERG                 Director                             June 5, 1998
---------------------------------------------------
       Jeffrey Bloomberg, By Jeffrey Stone;
               His Attorney-in-Fact.

               /s/ MATTHEW BRONFMAN                  Director                             June 5, 1998
---------------------------------------------------
        Matthew Bronfman, By Jeffrey Stone;
               His Attorney-in-Fact.

                /s/ MICHAEL CRONIN                   Director                             June 5, 1998
---------------------------------------------------
         Michael Cronin, By Jeffrey Stone;
               His Attorney-in-Fact.

                                                                     SCHEDULE II

                     TWEETER HOME ENTERTAINMENT GROUP, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                         ADDITIONS
                                BALANCE AT   ---------------------------------   DEDUCTIONS   BALANCE AT
                                BEGINNING    CHARGED TO COSTS     CHARGED TO       NET OF       END OF
         DESCRIPTION            OF PERIOD      AND EXPENSES     OTHER ACCOUNTS   WRITE-OFFS     PERIOD
         -----------            ----------   ----------------   --------------   ----------   ----------
Allowance for doubtful
  accounts:
Six months ended March 31,
  1998........................     $631            $ --              $ --           $31          $600
Years ended
  September 30, 1997..........      440             191                --            --           631
  September 30, 1996..........       15             427                --             2           440
  September 30, 1995..........       15               4                --             4            15

                                 EXHIBIT INDEX

     (a)EXHIBITS:


EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
    +1.1      --   Form of Underwriting Agreement.
    *3.1      --   Certificate of Incorporation of the Company.
   **3.2      --   Amended and Restated Certificate of Incorporation of the
                   Company.
    *3.3      --   Articles of Organization of New England Audio Co., Inc., as
                   amended.
    *3.4      --   By-Laws of the Company.
   **3.5      --   Amended and Restated By-Laws of the Company.
    *3.6      --   By-Laws of New England Audio Co., Inc.
   **3.7      --   Form of Amended and Restated Certificate of Incorporation of
                   the Company, to be effective immediately prior to the
                   closing of the Offering.
   **3.8      --   Form of Amended and Restated By-Laws of the Company, to be
                   effective immediately prior to the closing of the Offering.
  ***4.1      --   Specimen Certificate representing the Common Stock.
   **4.2      --   Form of Shareholders' Rights Agreement to be effective
                   immediately prior to the closing of the Offering.
   **5.1      --   Opinion of Goulston & Storrs, P.C. with respect to the
                   legality of the shares being offered.
   *10.1      --   Amended and Restated Registration Rights Agreement, dated as of May 30, 1997, as amended, among the Company and the
                   shareholders and warrantholders listed therein, as amended.
   *10.2      --   Warrant Purchase Agreement among the Company, PNC Capital
                   Corp, Seacoast Capital Partners, L.P. and Exeter Venture
                   Lenders, L.P., dated as of May 30, 1997, as amended.
   *10.3      --   Stock Purchase Warrant issued to PNC Capital Corp dated May
                   30, 1997 for 209,855 shares of Common Stock of the Company.
   *10.4      --   Stock Purchase Warrant issued to Seacoast Capital Partners,
                   L.P. dated May 30, 1997 for 209,855 shares of Common Stock of the Company.
   *10.5      --   Stock Purchase Warrant issued to Exeter Venture Lenders,
                   L.P. dated as of May 30, 1997 for 104,928 shares of Common
                   Stock of the Company.
   *10.6      --   Stock Purchase Warrant issued to Exeter Equity Partners,
                   L.P. dated as of May 30, 1997 for 104,928 shares of Common
                   Stock of the Company.
   *10.7      --   Common Stock Warrant issued to HiFi Buys Incorporated dated
                   May 30, 1997 for 104,960 shares of Common Stock of the
                   Company.
   *10.8      --   Form of Common Stock Purchase Warrant dated March 7, 1997
                   issued by the Company pursuant to the Warrant and Debenture
                   Commitment.
 ***10.9      --   Credit Agreement among the Company, NEA Delaware, Inc. and
                   BankBoston, N.A. as agent for itself and other.
 ***10.10     --   Promissory Note by the Company in favor of BankBoston, N.A.
                   and other lenders.
   *10.11     --   Lease from James M. Salah of Boca Raton, Florida, as Trustee of JMS Realty Trust, to the Company for premises at 40
                   Hudson Road, Canton, Massachusetts, dated June 11, 1991.
   *10.12     --   1995 Stock Option Plan.

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
  **10.13     --   1998 Plan.
  **10.14     --   1998 Outside Director Stock Plan (included as Section 12 of
                   1998 Plan filed as Exhibit 10.13).
  **10.15     --   Employment Agreement between the Company and Samuel
                   Bloomberg to be effective upon the Offering.
  **10.16     --   Employment Agreement between the Company and Jeffrey Stone to be effective upon the Offering.
  **10.17     --   Employment Agreement between the Company and Joseph McGuire to be effective upon the Offering.
   *10.18     --   Employment Agreement between the Company and Fred Lokoff,
                   dated as of May 13, 1996 and amended as of April 23, 1997.
   *10.19     --   Employment Agreement between the Company and David Ginsburg, dated as of June 1, 1997.
   *10.20     --   Asset Purchase Agreement, dated as of May 30, 1997, between the Company and HiFi Buys Incorporated.
   *10.21     --   Purchase and Sale Agreement between Chadwick-Miller Inc. and
                   New England Audio Co., Inc. for premises at 10 Pequot Way,
                   Canton, MA, dated March 31, 1998.
   *10.22     --   Progressive Retailers Organization, Inc. Policy and
                   Procedures Manual.
  **11        --   Statement Re Computation of Per Share Earnings.
  **21.1      --   Subsidiaries of the Company.
  **23.1      --   Consent of Deloitte & Touche LLP (Boston).
  **23.2      --   Consent of Deloitte & Touche LLP (Atlanta).
  **23.3      --   Consent of Deloitte & Touche LLP (Philadelphia).
  **23.4      --   Consent of Goulston & Storrs, P.C., counsel to the Company
                   (included in Exhibit 5.1).
  **23.5      --   Consent of Audio Video International Magazine.
  **23.6      --   Consent of TWICE Consumer Electronics Retail Registry.
  **23.7      --   Consent of DVD Video Group.
   *24.1      --   Power of Attorney (included on Signature Page).
  **27.1      --   Financial Data Schedule.


---------------

  + Replaces original previously filed with the Commission on April 24, 1998.



  * Previously filed with the Commission on April 24, 1998.



 ** Filed herewith.



*** To be filed by amendment.



(b) FINANCIAL STATEMENT SCHEDULES


     Schedule II -- Valuation and Qualifying Accounts

     All other schedules have been omitted because they are not required or because the required information is given in the Consolidated Financial Statements or in the Notes thereto.